FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 22, 2010	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Executive Vice-President Corporate Services and Chief Legal Officer

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

LE WINDSOR
SALON WINDSOR, FIRST FLOOR
1170 PEEL STREET
MONTRÉAL, QUEBEC (CANADA)

on Tuesday, April 27, 2010, at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2009 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors; and

4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2010, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the Board of Directors

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 2, 2010
Montréal, Quebec

Item 2

MANAGEMENT
INFORMATION CIRCULAR
APRIL 27, 2010

AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 2, 2010

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at Le Windsor, Salon Windsor, First Floor, 1170 Peel Street, Montréal, Quebec (Canada), on Tuesday, April 27, 2010, at 10:00 a.m. (Eastern Daylight Time).

This Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss, at the meeting, highlights of our 2009 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 5 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

(Signed) Claude Mongeau	(Signed) David G.A. McLean
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHAIRMAN OF THE BOARD

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

LE WINDSOR
SALON WINDSOR, FIRST FLOOR
1170 PEEL STREET
MONTRÉAL, QUEBEC (CANADA)

on Tuesday, April 27, 2010, at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2009 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors; and

4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2010, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the Board of Directors

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 2, 2010
Montréal, Quebec

INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders  or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the  shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held at Le Windsor, Salon Windsor, First Floor, 1170 Peel Street, Montréal, Quebec (Canada), on Tuesday, April 27, 2010, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 26, 2010, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders and holders of Employee Shares (as such term is defined in this Information Circular) by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Eastern Daylight Time) on April 26, 2010, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

What’s Inside

4	Questions and Answers – Voting and Proxies

7	Business of the Meeting
7	Financial Statements
7	Election of Directors
7	Appointment of Auditors

8	Nominees for Election to the Board
8	Description of Nominees
14	Board of Directors Compensation
18	Board and Committee Attendance
19	Additional Disclosure Relating to Directors

20	Statement of Corporate Governance Practices
20	General
20	Code of Business Conduct
21	Independence of Directors
21	Independent Chairman of the Board
22	Position Descriptions
22	Election of Directors
22	Committees of the Board
24	Board and Committee Meetings
24	Director Selection
26	Board Performance Assessment
27	Board Compensation
27	Director Orientation and Continuing Education
28	Audit Committee Disclosure

32	Statement of Executive Compensation
32	Human Resources and Compensation Committee
33	Compensation Discussion and Analysis
42	Summary Compensation Table
44	Incentive Plan Awards
48	Employment Contracts/Arrangements
49	Pension Plan Benefits
50	Termination and Change of Control Benefits
55	Currency Exchange Information

56	Other Information
56	Securities Authorized for Issuance Under Equity Compensation Plans
56	Indebtedness of Directors and Executive Officers
56	Interest of Informed Persons and Others in Material Transactions
56	Directors’ and Officers’ Insurance
56	Shareholder Proposals
56	Availability of Documents
56	Approval

57	SCHEDULE "A" – Mandate of the Board

59	SCHEDULE "B" – Report of the Committees

CN MANAGEMENT INFORMATION CIRCULAR	3

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 15, 2010 (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 26, 2010, the Company had outstanding 470,795,172 common shares without par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, no investor, as at February 26, 2010, owned or exercised control or direction over shares carrying 10% or more of the voting rights attached to any class of shares of the Company.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, and (ii) to appoint KPMG LLP as auditors of the Company. Our Board of Directors and our management are recommending that shareholders vote FOR items (i) and (ii).

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$28,500 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-879-7649.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY
You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

•	How can I send my form of proxy?
You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR	4

•	What is the deadline for receiving the form of proxy?
The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Eastern Daylight Time) on April 26, 2010, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

•	How will my common shares be voted if I give my proxy?
Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board chair or the President and Chief Executive Officer will be voted FOR the election of management’s nominees as directors and FOR the appointment of KPMG LLP as auditors and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

•	If I change my mind, how can I revoke my proxy?
You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2.	VOTING IN PERSON
If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?
If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1.	GIVING YOUR VOTING INSTRUCTIONS
Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON
However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

CN MANAGEMENT INFORMATION CIRCULAR	5

How do I vote if I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ custodian (the “custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR	6

BUSINESS OF THE MEETING

Financial Statements
Our consolidated financial statements for the year ended December 31, 2009, together with the auditors’ reports thereon, are included in the 2009 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and in print, free of charge, to any shareholder who requests copies by contacting our Corporate Secretary or Investor Relations.

Election of Directors
Our articles of incorporation, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors
The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

CN MANAGEMENT INFORMATION CIRCULAR	7

NOMINEES FOR
ELECTION TO THE BOARD

Description of Nominees
The following tables set out information as of February 26, 2010, unless otherwise indicated, regarding the nominees for election as directors. All nominees are current directors of the Company.

MICHAEL R. ARMELLINO, CFA Age: 70 (1) Fort Lee, New Jersey, U.S.A. Director since: May 7, 1996 Independent
Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in Charge of Research.

Mr. Armellino is a Trustee and member of the Executive Committee of the Peddie School, a Trustee of the Hackensack University Medical Center Foundation and Founder and senior advisor of the Bergen Volunteer Medical Initiative, a privately funded organization providing free health care for those without healthcare in Bergen County, New Jersey.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	111,150	February 2010	Nil
February 2009	106,650	February 2009	Nil
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	N/A
Strategic Planning Committee (Chair)	100%
Audit Committee	100%
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds (4)	100%

A. CHARLES BAILLIE, O.C., LL.D. Age: 70(1) Toronto, Ontario , Canada Director since: April 15, 2003 Independent
Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer in December 2002 after a career at the bank that spanned five decades. Mr. Baillie is chair of the board of directors of Alberta Investment Management Corporation (AIMCo) and is also a director of George Weston Limited and TELUS Corporation.

Mr. Baillie is a past chairman of the Canadian Council of Chief Executives and Chancellor Emeritus of Queen’s University. He has been heavily involved in the arts for many years and is currently Honourary Chair of the Art Gallery of Ontario. He is on the national board of directors of Canada’s Outstanding CEO of the Year and the Nature Conservancy of Canada. He was awarded the Queen’s Jubilee Medal in 2002 and was appointed an Officer of the Order of Canada in 2006.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	147,279(5)	February 2010	N/A
February 2009	133,776(6)	February 2009	N/A
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	George Weston Limited	(2003-present)
Finance Committee (Chair)	100%	TELUS Corporation	(2003-present)
Audit Committee(4)	100%	Dana Corporation	(1998-2008)
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
Environment, Safety and Security Committee	100%
Investment Committee of CN’s Pension Trust Funds (4)	100%

CN MANAGEMENT INFORMATION CIRCULAR	8

HUGH J. BOLTON, FCA Age: 71(1) Edmonton, Alberta, Canada Director since: April 15, 2003 Independent
Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider, not publicly traded), and the chairman of the board of directors of Matrikon Inc. (supplier of industrial IT solutions).

From 1992 to 1997, Mr. Bolton was Chairman and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers), capping a forty-year career with the firm. Mr. Bolton is also a director of Capital Power Corporation, Teck Resources Limited, TD Bank Financial Group and WestJet Airlines Ltd. He is also a director of the Shock Trauma Air Rescue Society (STARS), a non-profit organization providing emergency medical transport using medivac helicopters in Alberta, eastern British Columbia and western Saskatchewan, and of the Alberta Board of Governors of the Miller Thomson Foundation. He was elected as a fellow of the Institute of Corporate Directors in 2006. He has previously served as a member of the Board of Governors of Junior Achievement of Canada and the Canadian Tax Foundation.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	42,478(5)	February 2010	N/A
February 2009	37,346(6)	February 2009	N/A
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	82%	Capital Power Corporation	(2009-present)
Audit Committee	100%	WestJet Airlines Ltd.	(2005-present)
Corporate Governance and Nominating Committee	80%	TD Bank Financial Group	(2003-present)
Human Resources and Compensation Committee	100%	Matrikon Inc.	(2001-present)
Strategic Planning Committee	100%	Teck Resources Limited	(2001-present)

AMBASSADOR GORDON D. GIFFIN Age: 60(1) Atlanta, Georgia, U.S.A. Director since: May 1, 2001 Independent
Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and the board of directors of the Canadian-American Business Council and the Canada-US Fulbright Program. He is chairman of the board of Friends of the National Arts Centre.

Mr. Giffin is also a director of the Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation and Just Energy Income Fund.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	42,165(5)	February 2010	12,000
February 2009	37,412(6)	February 2009	27,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Just Energy Income Fund	(2006-present)
Environment, Safety and Security Committee(4)	100%	Canadian Natural Resources Limited	(2002-present)
Finance Committee	100%	TransAlta Corporation	(2002-present)
Human Resources and Compensation Committee	100%	Canadian Imperial Bank of Commerce	(2001-present)
Strategic Planning Committee	100%	AbitibiBowater Inc.	(2003-2009)
Audit Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	9

EDITH E. HOLIDAY Age: 58(1) Washington, D.C., U.S.A. Director since: June 1, 2001 Independent
Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House.

Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee of various investment companies of the Franklin Templeton Group of Funds.

She is the recipient of the Direct Women’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace.

Mrs. Holiday is admitted to the bars of the states of Florida, Georgia and the District of Columbia.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	40,278(5)	February 2010	12,000
February 2009	35,717(6)	February 2009	27,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	White Mountains Insurance Group, Ltd.	(2004-present)
Corporate Governance and Nominating Committee	100%	RTI International Metals, Inc.	(1999-present)
Environment, Safety and Security Committee	100%	Franklin Templeton Group of Funds
Human Resources and Compensation Committee	100%	(various companies)	(1996-present)
Investment Committee of CN’s Pension Trust Funds(4)	100%	H.J. Heinz Company	(1994-present)
Strategic Planning Committee	100%	Hess Corporation	(1993-present)

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D. Age: 61(1) Weston, Florida, U.S.A. Director since: March 29, 1995 Independent
Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business. In 2006, she was the recipient of the Governor General of Canada’s Persons Award. Mrs. Kempston Darkes is a member of the University of Toronto’s International Alumni Council.

Mrs. Kempston Darkes is also a director of Brookfield Asset Management Inc. and Fort Reliance, the private holding company for Irving Oil.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	70,505(5)	February 2010	27,000
February 2009	64,577(6)	February 2009	40,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Brookfield Asset Management Inc.	(2008-present)
Environment, Safety and Security Committee (Chair)	100%	Thompson Corporation	(1996-2008)
Finance Committee	100%	Falconbridge Limited	(2005-2006)
Investment Committee of CN’s Pension Trust Funds(4)	100%	Noranda Inc.	(1998-2005)
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	10

THE HON. DENIS LOSIER, P.C., LL.D. Age: 57 (1) Moncton, New Brunswick, Canada Director since: October 25, 1994 Independent
Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Commerce and Technology.

Mr. Losier is Chairman of the Atlantic Cancer Research Institute’s Discoveries fundraising campaign and was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, became a member of the Privy Council. He is a member of the New Brunswick Business Council and a director of NAV CANADA, Enbridge Gas New Brunswick and Plazacorp Retail Properties Ltd.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	105,631(5)	February 2010	27,000
February 2009	87,441(6)	February 2009	39,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Plazacorp Retail Properties Ltd.	(2007-present)
Audit Committee (Chair)	100%	NAV CANADA	(2004-present)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(4)	100%
Strategic Planning Committee	100%

THE HON. EDWARD C. LUMLEY, P.C., LL.D . Age: 70 (1) South Lancaster, Ontario, Canada Director since: July 4, 1996 Independent
Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc.

Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. He is currently Chancellor of the University of Windsor and a director of BCE Inc., Bell Canada and Dollar-Thrifty Automotive Group, Inc.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	93,527(5)	February 2010	Nil
February 2009	87,431(6)	February 2009	Nil
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	BCE Inc.	(2003-present)
Investment Committee of CN’s Pension Trust Funds (Chair)(4)	100%	Dollar-Thrifty Automotive Group, Inc.	(1997-present)
Environment, Safety and Security Committee	100%	Magna Entertainment Corp.	(1989-2008)
Finance Committee	100%	Magna International Inc.	(1989-2008)
Human Resources and Compensation Committee	100%	Intier Automotive Inc.	(2001-2005)
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	11

DAVID G.A. McLEAN, O.B.C., LL.D. Age: 71 (1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent
Mr. McLean is board chair of the Company and chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and aircraft charters).

He is a trustee of the Wetlands America Trust, Inc., the U.S. foundation of Ducks Unlimited. He is a member of the Institute of Canadian Studies at the University of California at Berkeley, a Patron of the Seaforth Highlanders of Canada and past chair of the board of governors of the University of British Columbia, the Vancouver Board of Trade and the Canadian Chamber of Commerce.

Mr. McLean was elected as a fellow of the Institute of Corporate  Directors of Canada in 2006 and was appointed to the Order of British Columbia in 1999.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	191,262(5)	February 2010	Nil
February 2009	177,989(6)	February 2009	Nil
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board (Chair)	100%	N/A
Corporate Governance and Nominating Committee (Chair)	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(4)	100%
Strategic Planning Committee	100%

CLAUDE MONGEAU Age: 48 (1) Montréal, Quebec, Canada Director since: October 20, 2009 Not Independent
Mr. Mongeau became President and Chief Executive Officer of the Company on January 1, 2010. In 2000, he was appointed Executive Vice-President and Chief Financial Officer of the Company and held such position until June 1, 2009.

Prior to this he held the positions of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development upon joining the Company in 1994. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders. Prior to joining CN, Mr. Mongeau was a partner with Secor Group, a Montréal-based management consulting firm. He also worked in the business development unit of Imasco Inc. and as a consultant at Bain & Company.

Mr. Mongeau has been a director of the Montréal Museum of Archaeology and History and of Forces Avenir, which awards annual bursaries to Quebec university students.

Mr. Mongeau is also a director of SNC-Lavalin Group Inc.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	216,200	February 2010	863,000
February 2009	205,287	February 2009	735,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	SNC-Lavalin Group Inc.	(2003-present)
Strategic Planning Committee	100%	Nortel Networks	(2006-2009)

CN MANAGEMENT INFORMATION CIRCULAR	12

ROBERT PACE Age: 55 (1) Halifax, Nova Scotia, Canada Director since: October 25, 1994 Independent
Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services).

Mr. Pace began his career as a lawyer in Halifax and worked as Atlantic Canada Advisor to the Prime Minister of Canada.

He is a director of the Atlantic Salmon Federation and the Asia Pacific Foundation.

Mr. Pace is also a director of High Liner Foods Incorporated and Hydro One Inc. and board chair of Overland Realty Limited.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(3)

February 2010	110,550(5)	February 2010	27,000
February 2009	94,975(6)	February 2009	51,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Hydro One Inc.	(2007-present)
Human Resources and Compensation		Overland Realty Limited	(2006-present)
Committee (Chair)	100%	High Liner Foods Incorporated	(1998-present)
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(4)	100%
Strategic Planning Committee	100%

(1)	The age of the directors is provided as at the date of the Meeting (i.e., on April 27, 2010).
(2)
The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units elected as compensation by directors, as well as Deferred Share Units (“DSUs”) under the Company’s Voluntary Incentive Deferral Plan (“VIDP”) in the case of Claude Mongeau, but does not include common shares under options. The VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs payable in cash upon retirement or termination of employment. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. For further details on the VIDP, please see page 48 of this Information Circular.

(3)
The information regarding options comprises the options granted under the Management Long-Term Incentive Plan. Mr. Baillie and Mr. Bolton were not members of the Board when options were granted. No options have been granted to non-executive directors since 2002. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.

(4)
The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the Board of Directors as well as officers of the Company. Mr. Baillie left the Audit Committee in May 2009 to join the Environment, Safety and Security Committee. Mr. Baillie also joined the Investment Committee of CN’s Pension Trust Funds in May 2009. Mr. Giffin left the Environment, Safety and Security Committee to join the Audit Committee in June 2009.

(5)
Includes Directors Restricted Share Units as at February 26, 2010 in the following amounts: A. Charles Baillie: 45,679; Hugh J. Bolton: 39,978; Ambassador Gordon D. Giffin: 18,265; Edith E. Holiday: 6,828; V. Maureen Kempston Darkes: 24,005; The Hon. Denis Losier: 38,678; The Hon. Edward C. Lumley: 40,727; David G.A. McLean: 83,352; and Robert Pace: 42,176. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(6)
Includes Directors Restricted Share Units as at February 27, 2009 in the following amounts: A. Charles Baillie: 39,176; Hugh J. Bolton: 34,846; Ambassador Gordon D. Giffin: 14,637; Edith E. Holiday: 4,517; V. Maureen Kempston Darkes: 23,577; The Hon. Denis Losier: 33,569; The Hon. Edward C. Lumley: 34,631; David G.A. McLean: 70,079; and Robert Pace: 36,101. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

CN MANAGEMENT INFORMATION CIRCULAR	13

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Board of Directors Compensation – Share Ownership” on page 16, the directors have a substantial investment in the Company. In addition, approximately 69% of the total annual remuneration of the non-executive directors for 2009 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 16 of this Information Circular, directors may elect to receive all or part of their director, committee member, Board chair and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs reflecting dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, three of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2009, it was determined that each director be compensated as indicated in the table below:

TYPE OF FEE	AMOUNT AND NUMBER OF SHARES
Board Chair Retainer (1)	US$120,000 (2) and 12,000 Shares(2)
Director Retainer (3)	US$15,000 (2) and 4,500 Shares(2)
Committee Chair Retainer (4)	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
Directors may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)	Mr. Mongeau does not and Mr. Harrison did not receive any compensation to serve as director because Mr. Harrison was and Mr. Mongeau is an officer of the Company.
(4)	Committee chairs (other than the Board chair) also receive, as members of a committee, a retainer of US$3,500.

CN MANAGEMENT INFORMATION CIRCULAR	14

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2009.

	FEES EARNED
NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR RETAINER (CAD$)(2)	COMMITTEE CHAIR RETAINER (CAD$)(2)	COMMITTEE MEMBER RETAINER (CAD$)(2)	BOARD AND COMMITTEE ATTENDANCE AND TRAVEL FEES(3) (CAD$)	SHARE-BASED AWARDS(4) (CAD$)	ALL OTHER COMPENSATION (CAD$)		TOTAL (CAD$)	PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON SHARES AND/OR DRSUs(7)
Michael R.
Armellino	17,130	17,130	15,988	63,381	188,224	10,278	(5)	312,131	60%
A. Charles Baillie	18,362	18,362	19,994	75,372	188,595	6,852	(5)	327,537	75%
Hugh J. Bolton	17,130	–	15,988	65,094	188,595	1,713	(5)	288,520	65%
Ambassador
Gordon D. Giffin	17,130	–	15,988	59,955	188,224	5,139	(5)	286,436	66%
James K. Gray (1)	5,710	–	6,662	23,982	188,595	3,426	(5)	228,375	83%
Edith E. Holiday	17,130	–	19,985	75,372	188,224	5,139	(5)	305,850	62%
V. Maureen
Kempston Darkes	17,130	17,130	15,988	59,955	188,595	13,704	(5)	312,502	60%
Robert H. Lee (1)	5,710	–	5,329	20,556	188,595	8,565	(5)	228,755	82%
The Hon.
Denis Losier	17,130	17,130	15,988	65,094	188,595	10,278	(5)	314,215	60%
The Hon.
Edward C. Lumley	18,362	18,362	21,422	75,372	188,595	6,852	(5)	328,965	75%
David G.A. McLean	137,040	–	–	77,085	502,920	12,456	(5,6)	729,501	69%
Robert Pace	18,362	18,362	21,422	80,511	188,595	1,713	(5)	328,965	75%
TOTAL	306,326	106,476	174,754	741,729	2,576,352	86,115		3,991,752	69%

(1)	James K. Gray and Robert H. Lee retired from the Board on the date of the last annual meeting of shareholders held on April 21, 2009.
(2)
All directors earned compensation in U.S. currency. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2009 (1.142 CAD/USD). Compensation elected to be received in common shares or DRSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (1.2241 CAD/USD), on the first day opened for trading following the date on which the Board of Directors approved Directors’ Compensation (January 26, 2009). In addition to the common shares or DRSUs received by the directors and the Board chair as described in note (4) below, the directors and the Board chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election with respect to the amounts set forth beside their name: A. Charles Baillie (CAD$56,718), The Hon. Edward C. Lumley (CAD$58,146) and Robert Pace (CAD$58,146). The amount of cash retainers elected to be received in common shares or DRSUs is included in these columns.

(3)	Includes travel fees which amounted to a total of CAD$143,892, in aggregate, for all directors.
(4)
Represents 4,500 common shares or DRSUs received by each non-executive director as part of the Director Retainer (and 12,000 common shares or DRSUs received by the Board Chair as part of the Board Chair Retainer). The value of such grant was calculated as at January 26, 2009 using the closing price on such date on the Toronto Stock Exchange (CAD$41.91) or the New York Stock Exchange (US$34.17) and converted using the closing exchange rate on the same date (1.2241 CAD/USD) for Michael R. Armellino, Ambassador Gordon D. Giffin and Edith E. Holiday.

(5)
Such values represent committee attendance fees received in cash for attendance to meetings of board committees of which they were not members. In addition, David G.A. McLean received CAD$5,139 and Ambassador Gordon D. Giffin received CAD$1,713 for their participation in meetings of the Company’s Donations and Sponsorships Committee. Such values were converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2009 (1.142 CAD/USD).

(6)
Includes the value for 2009 of insurance premiums for life, accidental death and dismemberment insurance as well as 2009 medical and dental coverage for David G.A. McLean in Canada and the U.S. The total cost to the Company for such benefits is equal to CAD$2,178.39.

(7)
This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DRSUs described in note (2) above and the value provided under the share-based awards column, by the value provided under the total column.

CN MANAGEMENT INFORMATION CIRCULAR	15

Outstanding Option-based Awards and Share-based Awards

The table below reflects all awards outstanding as at December 31, 2009 with respect to non-executive directors.

	OPTION-BASED AWARDS(2)					SHARE-BASED AWARDS(4)
NAME OF DIRECTOR	DATE OF GRANT AND NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)		OPTION EXERCISE PRICE (CAD$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(3) (CAD$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(5) (CAD$)
Michael R.
Armellino	–	–	–	–	–	–	–
A. Charles Baillie	N/A	N/A	N/A	N/A	N/A	39,848	2,284,884
Hugh J. Bolton	N/A	N/A	N/A	N/A	N/A	35,158	2,015,960
Ambassador
Gordon D. Giffin	2002/01/25	12,000	25.59	2012/01/25	378,508	14,776	844,188
James K. Gray (1)	–	–	–	–	–	–	–
Edith E. Holiday	2002/01/25	12,000	25.59	2012/01/25	378,508	4,567	260,923
V. Maureen	2001/01/26	15,000	16.67	2011/01/26	610,050	23,788	1,364,004
Kempston Darkes	2002/01/25	12,000	25.59	2012/01/25	381,000
Robert H. Lee (1)	N/A	N/A	N/A	N/A	N/A	–	–
The Hon.	2001/01/26	15,000	16.67	2011/01/26	610,050	33,869	1,942,048
Denis Losier	2002/01/25	12,000	25.59	2012/01/25	381,000
The Hon.
Edward C. Lumley	–	–	–	–	–	34,985	2,006,040
David G.A. McLean	–	–	–	–	–	70,707	4,054,339
Robert Pace	2001/01/26	15,000	16.67	2011/01/26	610,050	36,425	2,088,610
	2002/01/25	12,000	25.59	2012/01/25	381,000

(1)	James K. Gray and Robert H. Lee retired from the Board on the date of the last annual meeting of shareholders held on April 21, 2009.
(2)
Shows information regarding options held by non-executive directors under the Management Long-Term Incentive Plan as of December 31, 2009. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to non-executive directors. While they remain participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. A. Charles Baillie, Hugh J. Bolton and Robert H. Lee were not members of the Board when options were granted under the Management Long-Term Incentive Plan.

(3)
The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the common shares on December 31, 2009 on the Toronto Stock Exchange (CAD$57.34) or the New York Stock Exchange (US$54.36) for Ambassador Gordon D. Giffin and Edith E. Holiday, using the December 31, 2009 closing exchange rate (1.051 CAD/USD), and the exercise price.

(4)
Shows information regarding DRSUs held by non-executive directors as of December 31, 2009. The directors may choose to receive all or part of their cash retainers in common shares or DRSUs and their common share retainer can also be received in DRSUs. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their DRSUs upon retirement or resignation from the Company’s Board, or death.

(5)
The value of outstanding DRSUs is based on the closing price of the common shares on December 31, 2009 on the Toronto Stock Exchange (CAD$57.34) or the New York Stock Exchange (US$54.36) for Ambassador Gordon D. Giffin and Edith E. Holiday, using the December 31, 2009 closing exchange rate (1.051 CAD/USD).

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within three (3) years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) CAD$250,000, or (ii) three (3) times the aggregate of the annual Director retainer in cash and the annual common share or DRSU grant (and for the Board Chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each non-executive director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Each non-executive director is required to receive at least fifty percent (50%) of his or her annual Director, committee, Board chair and committee chair cash retainers in common shares or DRSUs of CN and may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately CAD$5.3M (based on the February 26, 2010, closing price of the common shares of the Company on the Toronto Stock Exchange of (CAD$55.30), or the New York Stock Exchange (USD$52.66) for U.S. directors.)

CN MANAGEMENT INFORMATION CIRCULAR	16

The following table provides information on the value of common shares and DRSUs owned by the Company’s current directors, the value at risk as a multiple of each director’s annual retainer and the amount needed to meet the Minimum Shareholding Requirement.

DIRECTOR	YEAR (1)	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	NUMBER OF DRSUs HELD(2)	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DRSUs	GUIDELINE MET (✓) OR INVESTMENT REQUIRED TO MEET GUIDELINE (CAD$)	TOTAL VALUE OF COMMON SHARES AND DRSUs (VALUE AT RISK)(3) (CAD$)	VALUE AT RISK AS MULTIPLE OF ANNUAL RETAINER
Michael R.	2010	111,150	–	111,150
Armellino	2009	106,650	–	106,650	✓	6,160,450	23
	Net change	4,500	–	4,500
A. Charles Baillie	2010	101,600	45,679	147,279
	2009	94,600	39,176	133,776	✓	8,144,529	31
	Net change	7,000	6,503	13,503
Hugh J. Bolton	2010	2,500	39,978	42,478
	2009	2,500	34,846	37,346	✓	2,349,033	9
	Net change	–	5,132	5,132
Ambassador	2010	23,900	18,265	42,165
Gordon D. Giffin	2009	22,775	14,637	37,412	✓	2,336,980	9
	Net change	1,125	3,628	4,753
Edith E. Holiday	2010	33,450	6,828	40,278
	2009	31,200	4,517	35,717	✓	2,232,394	8
	Net change	2,250	2,311	4,561
V. Maureen	2010	46,500	24,005	70,505
Kempston Darkes	2009	41,000	23,577	64,577	✓	3,898,927	15
	Net change	5,500	428	5,928
The Hon.	2010	66,953	38,678	105,631
Denis Losier	2009	53,872	33,569	87,441	✓	5,841,394	22
	Net change	13,081	5,109	18,190
The Hon.	2010	52,800	40,727	93,527
Edward C. Lumley	2009	52,800	34,631	87,431	✓	5,172,043	20
	Net change	–	6,096	6,096
David G.A. McLean	2010	107,910	83,352	191,262
	2009	107,910	70,079	177,989	✓	10,576,789	13
	Net change	–	13,273	13,273
Claude Mongeau	2010	26,750	189,450	216,200
	2009	25,271	180,016	205,287	✓	11,982,809	N/A
	Net change	1,479	9,434	10,913
Robert Pace	2010	68,374	42,176	110,550
	2009	58,874	36,101	94,975	✓	6,113,415	23
	Net change	9,500	6,075	15,575

(1)	The number of common shares and DRSUs held by each director for 2010 is as at February 26, 2010 and for 2009 is as at February 27, 2009.
(2)	Includes DRSUs elected as part of directors compensation and DSUs under the Company’s VIDP held by Claude Mongeau.
(3)
The total value is based on the February 26, 2010 closing price of the common shares on the Toronto Stock Exchange (CAD$55.30) or the New York Stock Exchange (US$52.66) for Michael R. Armellino, Ambassador Gordon D. Giffin, Edith E. Holiday and Claude Mongeau, using the closing exchange rate (1.0525 CAD/USD) on the same date.

CN MANAGEMENT INFORMATION CIRCULAR	17

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2009.

	NUMBER AND % OF MEETINGS ATTENDED
DIRECTOR(1)	BOARD	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	ENVI- RONMENT, SAFETY AND SECURITY COMMITTEE	FINANCE COMMITTEE	HUMAN RESOURCES AND COM- PENSATION COMMITTEE	INVESTMENT COMMITTEE OF CN’S PENSION TRUST FUNDS	STRATEGIC PLANNING COMMITTEE	COMMITTEES (TOTAL)	OVERALL ATTENDANCE
Michael R. Armellino	11/11	5/5	–	–	4/4	–	5/5	3/3	17/17	28/28
	(100%)							(Chair)	(100%)	(100%)
A. Charles Baillie	11/11	3/3	–	3/3	4/4	9/9	3/3	3/3	25/25	36/36
	(100%)				(Chair)				(100%)	(100%)
Hugh J. Bolton	9/11	5/5	4/5	–	–	9/9	–	3/3	21/22	30/33
	(82%)								(95%)	(91%)
Ambassador	11/11	2/2	–	1/1	4/4	9/9	–	3/3	19/19	30/30
Gordon D. Giffin	(100%)								(100%)	(100%)
E. Hunter Harrison (2)	9/10	–	–	–	–	–	–	2/3	2/3	11/13
	(90%)								(67%)	(85%)
Edith E. Holiday	11/11	–	5/5	4/4	–	9/9	5/5	3/3	26/26	37/37
	(100%)								(100%)	(100%)
V. Maureen	11/11	–	–	4/4	4/4	–	5/5	3/3	16/16	27/27
Kempston Darkes	(100%)			(Chair)					(100%)	(100%)
The Hon.	11/11	5/5	5/5	–	–	–	5/5	3/3	18/18	29/29
Denis Losier	(100%)	(Chair)							(100%)	(100%)
The Hon.	11/11	–	–	4/4	4/4	9/9	5/5	3/3	25/25	36/36
Edward C. Lumley	(100%)						(Chair)		(100%)	(100%)
David G.A. McLean	11/11	–	5/5	4/4	–	9/9	5/5	3/3	26/26	37/37
	(100%)		(Chair)						(100%)	(100%)
	(Chair)
Claude Mongeau (3)	3/3	–	–	–	–	–	–	1/1	1/1	4/4
	(100%)								(100%)	(100%)
Robert Pace	11/11	5/5	5/5	–	–	9/9	5/5	3/3	27/27	38/38
	(100%)					(Chair)			(100%)	(100%)

(1)
In addition to committee members, all non-executive board members attended the January 2009 meeting of the Corporate Governance and Nominating Committee on a non-voting basis. A. Charles Baillie left the Audit Committee in May 2009 to join the Environment, Safety and Security Committee but attended the July 2009 Audit Committee meeting on a non-voting basis. Mr. Baillie also attended the April 2009 Investment Committee of CN’s Pension Trust Funds on a non-voting basis, which he also joined in May 2009. Ambassador Gordon D. Giffin left the Environment, Safety and Security Committee to join the Audit Committee in June 2009 but attended the April 2009 Audit Committee meeting on a non-voting basis. Edith E. Holiday, V. Maureen Kempston Darkes, The Hon. Edward C. Lumley and David G.A. McLean attended the April and July 2009 Audit Committee meetings on a non-voting basis. The following directors who do not sit on the Human Resources and Compensation Committee attended the following number of meetings on a non-voting basis: E. Hunter Harrison attended six, The Hon. Denis Losier five, Michael R. Armellino and V. Maureen Kempston Darkes four each and Claude Mongeau one.

(2)
E. Hunter Harrison retired as President and Chief Executive Officer and as a member of the Board of the Company on December 31, 2009. The last 2009 Board meeting was exclusively an in camera meeting for non-executive directors and as such was not included in Mr. Harrison’s attendance.

(3)	Claude Mongeau was appointed to the Board on October 20, 2009.

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS HELD IN 2009
Board	11
Audit Committee	5
Corporate Governance and Nominating Committee	5
Environment, Safety and Security Committee	4
Finance Committee	4
Human Resources and Compensation Committee	9
Investment Committee of CN’s Pension Trust Funds	5
Strategic Planning Committee	3

CN MANAGEMENT INFORMATION CIRCULAR	18

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada;

(iii)
Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (“NNC”) and Nortel Networks Limited (“NNL”) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa (EMEA) subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

Mr. Mongeau was also acting as a director of 360networks Corporation (“360networks”) prior to the latter filing for creditor protection on June 28, 2001. 360networks underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau resigned as a director of 360networks with effect as of June 28, 2001;

(iv)
Mrs. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Mrs. Kempston Darkes retired as a GM officer on December 1, 2009; and

(v)
Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009.

CN MANAGEMENT INFORMATION CIRCULAR	19

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last updated on March 2, 2010. Our Corporate Governance Manual is available on our website at www.cn.ca/governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular(2). The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct(2)

In 2008, the Board of Directors reviewed and updated its Code of Business Conduct to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and most importantly, serves as a ready reference guide for any employees to support everyday decision making. The Code is applicable to directors, officers and employees of CN. It addresses several matters, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. The Code is available on our website at www.cn.ca/governance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

THE ROLE, MANDATE AND RULES OF THE BOARD OF DIRECTORS AND OF ITS COMMITTEES ARE SET FORTH IN OUR CORPORATE GOVERNANCE MANUAL, WHICH IS AVAILABLE ON OUR WEBSITE.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code within the organization and on any material contravention by employees of the Company to the provisions of the Code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the Code.

The Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

(1)	Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)	Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.

CN MANAGEMENT INFORMATION CIRCULAR	20

The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, the employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-management director sessions. These procedures are described on our website at www.cn.ca/governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hot Line.

Independence of Directors(1)

To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/governance.

As shown in the following table, 10 of the 11 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON- INDEPENDENCE STATUS
Michael R. Armellino	✓
A. Charles Baillie	✓
Hugh J. Bolton	✓
Ambassador	✓
Gordon D. Giffin
Edith E. Holiday	✓
V. Maureen	✓
Kempston Darkes
The Hon. Denis Losier	✓
The Hon.	✓
Edward C. Lumley
David G.A. McLean	✓
Claude Mongeau		✓	President and Chief Executive Officer of the Company
Robert Pace	✓

THE BOARD OF DIRECTORS HAS ADOPTED PROCEDURES ALLOWING INTERESTED PARTIES TO COMMUNICATE DIRECTLY WITH THE CHAIRMAN.

Independent Chairman of the Board(2)

The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chairman contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board chair must be an independent director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

10 OF THE 11 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS ARE INDEPENDENT.

(1)	Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1.
(2)	Form 58-101F1, section 1(f); Governance Policy, section 3.2.

CN MANAGEMENT INFORMATION CIRCULAR	21

Position Descriptions(1)

Our Corporate Governance Manual includes position descriptions for the Board chair and the Board committee chairs, as well as a position description for the President and Chief Executive Officer of the Company.

Election of Directors

The Board of Directors has adopted a policy, which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

THE BOARD OF DIRECTORS HAS ADOPTED A MAJORITY VOTING POLICY.

Committees of the Board(2)
Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

SCHEDULE “B” TO THIS INFORMATION CIRCULAR PROVIDES REPORTS ON THE ACTIVITIES OF EACH BOARD COMMITTEE.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee
The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in the section entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure” at page 28 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual.

Finance Committee
The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees. The responsibilities, powers and operation of the Finance Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board chair, identifies candidates qualified to become Board members.(3)

(1)	Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.
(2)	Form 58-101F1, section 8.
(3)	Governance Policy, section 3.13.

CN MANAGEMENT INFORMATION CIRCULAR	22

This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(1)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of independent directors. As at February 26, 2010, all members of the Corporate Governance and Nominating Committee are independent.(2)

Human Resources and Compensation Committee
The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” at page 32 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at February 26, 2010, all members of the Human Resources and Compensation Committee are independent.(3)

The Board has adopted as policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process.

Reference is also made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee – Executive Compensation Consultants” at page 32 of this Information Circular for disclosure in respect of executive compensation consultants.(4)

At a meeting of the Board of Directors in early 2010, it was agreed that the Company would closely monitor the evolution of “Say on Pay” resolutions in 2010 with the intention to include a non-binding advisory “Say on Pay” vote in the Company’s 2011 Information Circular.

Environment, Safety and Security Committee
The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Strategic Planning Committee
The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds
The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Investment Division, advising the Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in the charter of such committee which is included in our Corporate Governance Manual.

Donations and Sponsorships Committee
The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

(1)	Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(2)
Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

(3)
Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding officers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

(4)	Form 58-101F1, section 7(d).

CN MANAGEMENT INFORMATION CIRCULAR	23

Board and Committee Meetings

Process
The Board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the Board and committee chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2009 are set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” of this Information Circular.(1)

BOARD AND COMMITTEE WORKING PLANS ARE ESTABLISHED FOR THE YEAR.

Communication regularly takes place between the Board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings
The independent Board members meet before or after every in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board chair. During the financial year ended December 31, 2009, there were eight in camera sessions that were attended only by non-executive directors.(2)

IN CAMERA SESSIONS ARE HELD BY INDEPENDENT BOARD MEMBERS AT EVERY IN-PERSON MEETING OF THE BOARD OF DIRECTORS.

Director Selection(3)

Review of Credentials
In consultation with the Board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee is constantly on the lookout and monitoring for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors.

ANY DIRECTOR WHO HAS ATTENDED LESS THAN 75% OF BOARD OR COMMITTEE MEETINGS FOR MORE THAN TWO YEARS WITHOUT A VALID REASON WILL NOT BE RENOMINATED.

Competency Matrix
In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/governance. As part of the process, the Board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also takes into consideration the representativity, both in terms of experience and geographical location, of each candidate to the Board. This competency matrix is reviewed regularly by the Board chair with Board members, and is updated as may be required.

(1)	Form 58-101F1, section 1(g).
(2)	Form 58-101F1, section 1(e); Governance Policy, section 3.3.
(3)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

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The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Board chair and the Corporate Governance and Nominating Committee, along with identification of each director possessing each skill:

	SALES/ MARKETING	FINANCE	ACCOUNTING	LEGAL	STRATEGY	HUMAN RESOURCES	ENGINEERING/ ENVIRONMENT	KNOWLEDGE OF TRANSPORT INDUSTRY	PUBLIC POLICY
Michael R. Armellino		✓	✓		✓			✓	✓
A. Charles Baillie	✓	✓	✓		✓	✓		✓	✓
Hugh J. Bolton		✓	✓		✓	✓		✓	✓
Ambassador Gordon D. Giffin	✓		✓	✓	✓			✓	✓
Edith E. Holiday	✓	✓		✓	✓			✓	✓
V. Maureen Kempston Darkes	✓	✓	✓	✓	✓	✓		✓	✓
The Hon. Denis Losier	✓	✓	✓		✓	✓		✓	✓
The Hon Edward C. Lumley	✓	✓			✓			✓	✓
David G.A. McLean	✓	✓		✓	✓	✓		✓	✓
Claude Mongeau	✓	✓	✓		✓	✓	✓	✓	✓
Robert Pace	✓	✓	✓	✓	✓	✓		✓	✓

Common Directorships
With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee.

NO BOARD MEMBERS SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY.

As of February 26, 2010, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships
CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

•
for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

•
for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

•	for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 8 to 13 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

(1)	Form 58-101F1, section 1(d).

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Evergreen List
In order to assist the Corporate Governance and Nominating Committee and the Board chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board chair, a list of potential Board candidates, which it updates from time to time.

Retirement from the Board
The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Director Emeritus
The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Purdy Crawford, Raymond Cyr, James K. Gray and Cedric Ritchie.

From time to time, Directors Emeritus may be invited, as guests, to attend meetings of the Board or any committee of the Board and, if present, may participate in the discussions occurring at such meetings. Directors Emeritus shall not be counted for the purpose of determining whether a quorum of the Board or a committee of the Board is present nor shall they vote or receive compensation for such participation. Directors Emeritus are also invited to attend the Annual Meeting of Shareholders and Company or Board functions and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

Board Performance Assessment(1)

Process

The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board chair and is comprised of the following steps:

•
The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

–	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

–	a Board chair evaluation questionnaire; and

–	committee chair evaluation questionnaires.

•
Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board chair, except for the responses to the evaluation questionnaires relating to the Board chair and Corporate Governance and Nominating Committee chair, which are forwarded directly to each of the chairs of the Audit Committee and the Human Resources and Compensation Committee.

•
Following receipt of the completed questionnaires, the Board chair contacts every director and conducts open and confidential one-on-one meetings to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the Board chair and Corporate Governance and Nominating Committee chair evaluation questionnaires.

THE BOARD HAS IMPLEMENTED A COMPREHENSIVE ASSESSMENT PROCESS.

(1)	Form 58-101F1, section 9; Governance Policy, section 3.18.

CN MANAGEMENT INFORMATION CIRCULAR	26

•
Reports are then made by the Board chair and the Audit Committee and Human Resources and Compensation Committee chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs and separately to individual directors in respect of their personal performance.

•
The Board chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

Independent Advisor
In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors.

Peer Assessment
The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. At the end of 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor, as was done in 2004. In 2009, no such assessment was deemed necessary given the fact that one was carried out in 2007 and that there had been no change in the composition of the Board. In 2007, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board chair, and a report was made by the Board chair to the Board of Directors. The Board chair leads on an annual basis a peer review process through one-on-one meetings with each individual director.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/governance.

Board Compensation

The Corporate Governance and Nominating Committee annually reviews with the Board chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors, taking reasonable steps to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2009.(1)

Director Orientation and Continuing Education (2)

Orientation
New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations. Our orientation program includes presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required.

Continuing Education
The Board chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

EDUCATIONAL READING MATERIALS AND PRESENTATIONS WERE PROVIDED TO BOARD MEMBERS ON A VARIETY OF MATTERS AND TOPICS.

(1)	Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).
(2)	Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

CN MANAGEMENT INFORMATION CIRCULAR	27

In 2009, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including:

•	corporate governance;
•	executive compensation;
•	executive succession planning;
•	financial strategy, risk assessment and disclosure;
•	key accounting considerations; and
•	current Sarbanes-Oxley Act requirements.

Moreover, the directors have from time to time been provided with first-hand opportunities to visit certain sites in which CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain of CN’s main yards, as well as our Information Technology command center. During such events, the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations. Directors also attend community dinners throughout the year.

Audit Committee Disclosure

National Instrument 52-110 – Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca/governance with regards to the charter of our Audit Committee.(1)

Composition of the Audit Committee
The Audit Committee is composed of five independent directors, namely, The Hon. Denis Losier, Chair of the Committee, Michael R. Armellino, Ambassador Gordon D. Giffin, Hugh J. Bolton and Robert Pace. The chair of the Human Resources and Compensation Committee, Mr. Pace, is necessarily a member of the Audit Committee, as provided for in the Corporate Governance Manual. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2)

Mandate of the Audit Committee
The committee’s responsibilities can be divided into four categories:
•	overseeing financial reporting;
•	monitoring risk management and internal controls;
•	monitoring internal auditors; and
•	monitoring external auditors.

They include the following:

OVERSEEING FINANCIAL REPORTING
The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto.

MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS
The Audit Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

(1)	NI 52-110, section 2.3, subsection 1.
(2)
NI 52-110, section 3.1, subsections 1, 2 and 3. The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

(3)	NI 52-110, section 2.3, subsections 5 and 6.

CN MANAGEMENT INFORMATION CIRCULAR	28

Additionally, the mandate of the Audit Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca/governance for more details on these procedures.(1)

MONITORING INTERNAL AUDITORS
The Audit Committee is responsible for ensuring that the Chief Internal Auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

MONITORING EXTERNAL AUDITORS
The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(2)

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).(3)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(4)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.(5)

The Audit Committee met five times in 2009 and held in camera sessions. The report of the Audit Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Audit Committee Report Regarding Internal Control Over Financial Reporting
The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2009 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal control over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

(1)	NI 52-110, section 2.3, subsection 7.
(2)	NI 52-110, section 2.3, subsection 2.
(3)	NI 52-110, section 2.3, subsection 3.
(4)	NI 52-110, section 2.3, subsection 8.
(5)	NI 52-110, section 4.1.
CN MANAGEMENT INFORMATION CIRCULAR	29

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB, which supersedes Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the two related interpretations. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3526 of the PCAOB was also remitted to the Audit Committee.

Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2009 filed with the SEC.

Education and Relevant Experience of the Audit Committee Members
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such terms are defined under Canadian securities laws and regulations (1) and the NYSE Standards, and several members of the committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The following is a description of the education and experience of each member of the Audit Committee as of the date of this Information Circular that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

ALL MEMBERS OF THE AUDIT COMMITTEE ARE FINANCIALLY LITERATE AND SEVERAL MEMBERS ARE AUDIT COMMITTEE FINANCIAL EXPERTS.

Mr. Bolton is the Chairman of the board of directors of EPCOR Utilities Inc. and Matrikon Inc. Mr. Bolton is a director and chair of the audit committees of Teck Resources Limited and WestJet Airlines Ltd. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated, Hydro One and is board chair of Overland Realty Limited. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

(1)	NI 52-110, section 3.1, subsection 4.

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Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is also a director of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation and Just Energy Income Fund. He is a member of the Audit Committee of Canadian Natural Resources Limited and previously served as a member of the Audit Committee of AbitibiBowater Inc.

Auditors Fees
KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2009 and 2008, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

	2009(1)	2008(1)
FEES	(CAD$)	(CAD$)
Audit	2,812,000	2,794,000
Audit-Related	1,134,000	1,170,000
Tax	811,000	797,000
Other	–	–
TOTAL FEES	4,757,000	4,761,000

(1)	Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2009 and 2008 that were required to be pre-approved.

The nature of the services under each category is described below.

Audit Fees
Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

Audit-Related Fees
Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax Fees
Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

THE EXTERNAL AUDITORS ARE PROHIBITED FROM PROVIDING CERTAIN NON-AUDIT SERVICES.

Other Fees
Nil

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

(1)	NI 52-110, section 2.3, subsection 4.

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STATEMENT OF EXECUTIVE COMPENSATION

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee (“Committee”) is comprised of seven independent directors.

Committee members in 2009 were Robert Pace, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, Edith E. Holiday, Edward C. Lumley and David G.A. McLean.
Of these members, four have compensation experience. The chairman of the Committee, Mr. Pace, will be available to answer compensation-related questions at the Meeting.

Mandate of the Human Resources and Compensation Committee
The Committee’s responsibilities include:

•	ensuring that appropriate mechanisms are in place regarding succession planning for the position of President and Chief Executive Officer (“CEO”);
•	reviewing executive management’s performance assessment and succession planning;
•	recommending to the Board of Directors executive management’s compensation;
•
reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/Governance.

The Committee met nine times in 2009 and held in camera sessions during each meeting. The report of the Human Resources and Compensation Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

Succession Planning and Leadership Development
In 2009, the Committee put an emphasis on transition and succession planning for the Company’s most senior officers, including the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer. The Committee and the Board of Directors are satisfied that Mr. Mongeau and Mr. Jobin are of the highest calibre and will continue to build on CN’s success. The Committee and the Board are equally satisfied with the appointment, in January 2010, of two other highly-regarded executives, Mr. Keith E. Creel as Executive Vice-President and Chief Operating Officer and Mr. Jean-Jacques Ruest as Executive Vice-President and Chief Marketing Officer. Succession and transition matters were discussed in camera at all regular meetings of the Committee.

At the December 2009 meeting, the broad plan for 2010 on leadership development and talent management was presented. The plan builds on work done in the second half of 2009 to assess managers across all functions, identify strengths and development needs, and foster discussion on plans to address such needs for key roles and individuals. Moving forward, the process will continue to leverage in-depth assessments of select leaders to ensure comprehensive succession plans are in place for critical positions.

Compensation Determination Process
As discussed in the “Compensation Discussion and Analysis” section below, the executive compensation policy of the Company is developed using various tools and processes. The executive compensation philosophy takes into account the Company’s needs and characteristics, and compensation is benchmarked using a comparator group. The Company is committed to staying aligned with best practices pertaining to executive compensation. In 2009, in the context of the CEO succession and transition process, the Company reviewed its practices and modified several aspects thereof, as explained in the “Compensation Discussion and Analysis” section.

Executive Compensation Consultants
Management retains consulting firms to assist in determining compensation for its officers. In 2009, Management retained the services of Towers Watson to provide market information, surveys and trends, as well as external opinions on various executive compensation matters. In 2009, Management paid approximately CAD$121,000 to Towers Watson for these services. The Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. In 2009, the Committee retained the services of Hugessen Consulting Inc. (“Hugessen”) for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions, with a particular focus on transition matters. In aggregate, the fees paid to Hugessen in 2009 totalled approximately CAD$152,000.

CN MANAGEMENT INFORMATION CIRCULAR	32

The Committee evaluated Hugessen’s performance for 2009. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. In 2007, the Board of Directors adopted a policy to the effect that the Chair of the Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for Management. During 2009, the only services performed by Hugessen were compensation-related services provided directly to the Committee.

TYPE OF FEE	BILLED IN 2008 ($)	BILLED IN 2009 ($)	PERCENTAGE OF TOTAL FEES BILLED IN 2009 (%)
Human Resources and Compensation Committee Work	92,000	152,000	100
Management Work	0	0	0

Compensation Discussion and Analysis

The Executive Compensation Policy of the Company
The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This theme also underlies the need to attract, retain and motivate outstanding executive talent in an increasingly competitive environment.

The Company is committed to a compensation policy that drives short- and long-term business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components. The compensation components, performance objectives, and plan provisions are integrated into a comprehensive executive compensation program that is aligned with shareholders’ interest, is competitive in attracting and retaining talent, and provides adequate compensation to motivate sustained performance of executives and support the achievement of corporate and individual objectives.

Compensation for Named Executive Officers (“NEOs”) is comprised of three main components: base salary, annual incentive and long-term incentive. The Committee annually reviews the suitability of each component and adjusts the compensation offered to NEOs in line with the Company’s compensation policy, taking into account the current business, economic and demographic environment, as well as the specific situation of the Company’s executives. The Committee also reviews each component and desired market positioning and makes recommendations based on corporate and individual performance, taking into account leadership abilities, retention risk and succession plans.

The Company has an established process to determine compensation targets annually. Performance goals and conditions associated to each compensation component are carefully reviewed and endorsed by the Committee at the beginning of each year. In determining compensation targets, the Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s business objectives, as portrayed in the Company’s business plan, reviewed and approved by the Board of Directors.

Benchmark Using Comparator Groups
Executive compensation is benchmarked using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the positions. In determining compensation, the Company considers the compensation practices of North American companies that are comparable in size and with whom the Company competes for executive talent. The primary comparator group for the NEOs is Class 1 Railroads and includes Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway.

In setting executive compensation, the Committee takes into account this primary group for benchmarking purposes. The Committee then goes beyond the analyses of compensation data for this group of direct comparables and draws upon database information on compensation trends and statistical distribution for a secondary reference group of U.S. industrial companies with revenues ranging from US$6 to $10 billion to determine whether its practices are generally in line with U.S. industrial companies. Towers Watson provides consolidated information extracted directly from its proprietary confidential database relating to all companies within such database which meet the parameters set out above. This information is used as a secondary reference by the Committee as part of its annual review of executive compensation, with advice from the Committee’s independent compensation consultant, Hugessen.

For 2009, the Committee and the Board of Directors sought to position total direct compensation for the Company’s executives at the first quartile (75th percentile) of the comparator groups, on the basis of aggressively-set goals, for positions with equivalent responsibilities and scope.

At the end of 2009, the Company revised its compensation policy for executives to position their total direct compensation between the 50th and 60th percentile when compared to their reference groups. This change is effective in 2010 and will be implemented over a two-year period.

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Key Elements of NEO Compensation

The key elements of NEO compensation are base salary, annual incentive and long-term incentives, including performance-based restricted share units and stock options. The compensation of NEOs, other than the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The Committee understands the implications of the key components of NEO compensation, including the effect that employment agreements may have on changing NEO compensation.

For a discussion on the compensation of the CEO, please see section “President and Chief Executive Officer Compensation” on page 38.

 The following table summarizes the key components of NEO compensation, how they are benchmarked and how they fit in the above-mentioned executive compensation policy:

COMPONENT	DESCRIPTION	BENCHMARKING	OBJECTIVE & RATIONALE
Base Salary	• Fixed rate of pay, with annual review	• Salaries are benchmarked annually to	• Provide competitive level of fixed
	• Generally paid in U.S. dollars	the median (50th percentile) of the	compensation
		comparator group	• Recognize sustained individual
		• Individual salary recommendations	performance
are based on competitive assessment,
individual performance and retention
considerations
Annual Incentive	• Annual bonus payout to approximately	• Target payout is established to position	• Reward the achievement of a balanced set
Bonus Plan	4,000 eligible management employees	total cash compensation (base salary +	of annual corporate financial objectives
	based on performance against pre-	annual incentive target payout) between	• Reward the achievement of personal
	determined financial and other targets for	the 50th and 75th percentile of the	objectives linked to financial and
	the year	comparator group(2)	operating results, safety, customer service
	• Payout linked to the achievement of		and leadership
	corporate (70%) and personal (30%)		• Drive superior corporate and individual
	objectives		performance
• Target payout is 70% of base salary
for Executive Vice-Presidents and 140%
for the CEO(1)
• Maximum payout is equal to twice the
target payout
Long-Term Incentive	• Combination of restricted share units	• Awards are established to position	• Align management interest with
	and stock options of approximately equal	total direct compensation (base salary	shareholder value growth and
	value, except for the CEO who receives	+ annual incentive target payout +	wealth protection
	a different proportion due to limitations	long-term incentive award value) at	• Reward the achievement of sustained
	under the stock option plan	approximately the 75th percentile of the	financial performance
		comparator group(3)	• Provide retention of key talent
	Restricted Share Units		• Recognize individual contribution
	• Performance-based share units, payable		and potential
in cash after three years
• Performance vesting subject to attainment
of targets related to average return on
invested capital over three years
• Payout conditional upon minimum share
price during the last three months of the
plan period
Stock Options
• Ten-year term; 25% per year vesting over
the first four years
• Granted in the currency of the
recipient’s salary

(1)	Effective January 1, 2010, the target payout for the CEO is 120% of base salary.
(2)
Beginning in 2010, such target payouts will be established to position total cash compensation (base salary + annual incentive target payout) between the 50th and 60th percentile of the  comparator group.

(3)
Beginning in 2010, awards will be established to progressively position total direct compensation (base salary + annual incentive target payout + long-term incentive award value) between the 50th and 60th percentile of the comparator group.

CN MANAGEMENT INFORMATION CIRCULAR	34

Compensation of Named Executive Officers in 2009

BASE SALARY
Base salaries are established according to the criteria set forth herein and are benchmarked annually against median comparator group practice. The base salary of NEOs is generally paid in U.S. currency in order to provide for a meaningful and objective comparison with salaries of equivalent positions of the comparator group which are predominantly paid in U.S. currency. Base salaries are reviewed annually, taking into consideration individual performance, leadership abilities, retention risk and succession plans.

The salaries paid to NEOs during 2009 are reported in the Summary Compensation Table under the Salary column.

ANNUAL INCENTIVE BONUS PLAN
Approximately 4,000 management employees are eligible for a payout under the Company’s Annual Incentive Bonus Plan (“AIBP”). Under the AIBP, payouts for planned results to be achieved (“Target Payouts”) are set as a percentage of salary: 70% for Executive Vice-Presidents and 140% for the CEO.

For 2009, the AIBP was comprised of the following components:

1.
Corporate financial performance: 70% of the bonus was linked to the achievement of a balanced set of goals that contribute to the Company’s long-term financial growth and profitability. The corporate performance factor can range from 0% to 200% for NEOs and for approximately 175 other executives and senior management employees. For all other management employees, the performance factor can range from 0% to 150%. Corporate performance is measured against objectives set by the Board of Directors. In 2009, the Board of Directors assessed the Company’s performance against established targets for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital (“ROIC”), with each measure carrying an equal weight. These measures were selected because they are quantifiable components that play a key role in driving the organization’s short- and long-term profitability and return for shareholders. The targets were approved by the Board of Directors in January 2009 based on the Company’s economic outlook at that time.

The following table provides the 2009 objectives as approved by the Board of Directors in January 2009 and the 2009 results as reported by the Company.

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –  2 0 0 9  A N N U A L  I N C E N T I V E  B O N U S  P L A N

	CORPORATE OBJECTIVES(1)
IN MILLIONS (EXCEPT	BASE	STRETCH	2009 RESULTS(2)	PERFORMANCE
PER SHARE DATA)	(CAD$)	(CAD$)	(CAD$)	ASSESSMENT
Revenues	8,700	8,875	7,367	Does not meet
Operating Income	2,945	3,035	2,406	Does not meet
Diluted Earnings Per Share	$3.70	$3.85	$3.92	Exceeds
Free Cash Flow (3)	600	700	790	Exceeds
ROIC (4)	12.00%	12.40%	12.66%	Exceeds

(1)	Objectives set assuming an exchange rate of US$1 = CAD$1.2121.
(2)	Actual exchange rate was US$1 = CAD$1.1364.
(3)
Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(4)
ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

In January 2009, the objectives were set assuming an exchange rate of US$1 = CAD$1.2121. During the year, the actual exchange rate was US$1 = CAD$1.1364. Objectives that were set at the beginning of the year assuming a lower Canadian dollar were adjusted to reflect the actual exchange rate during 2009. The adjustment, which does not impact the 2009 results, provides a better representation of the actual performance against the targets. The following table provides the 2009 objectives, reflecting such adjustment, and the actual 2009 results as reported by the Company.

CN MANAGEMENT INFORMATION CIRCULAR	35

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –  2 0 0 9
A N N U A L  I N C E N T I V E  B O N U S  P L A N  –  A D J U S T E D  TA R G E T S

	CORPORATE OBJECTIVES
IN MILLIONS (EXCEPT PER SHARE DATA)	BASE (CAD$)	STRETCH (CAD$)	2009 RESULTS(2) (CAD$)	PERFORMANCE ASSESSMENT
Revenues (1)	8,366	8,541	7,367	Does not meet
Operating Income (1)	2,792	2,882	2,406	Does not meet
Diluted Earnings Per Share (1)	$3.52	$3.67	$3.92	Exceeds
Free Cash Flow (1) (3)	550	650	790	Exceeds
ROIC (4)	12.00%	12.40%	12.66%	Exceeds

(1)	Objectives adjusted to reflect the actual exchange rate of US$1 = CAD$1.1364 vs. CAD$1.2121 assumed when set in January 2009.
(2)	Actual exchange rate was US$1 = CAD$1.1364.
(3)
Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(4)
ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

In 2009, revenues decreased due to lower freight volumes in almost all markets. Despite the economic conditions in the North American and global economies, the Company delivered on operational execution and control of costs. It also generated solid free cash flow and increased shareholder value through the monetization of under-utilized assets.

For 2009, after considering the financial results against established objectives, the Board of Directors assessed the corporate performance at “partially achieved”, allowing for a corporate performance factor of 90%. The 90% factor is the sum of the results for all five measures. Each measure equally represents 20% of the plan at target and 30% at stretch. Operating Income and Revenues targets were missed for a 0% payout on both. Stretch results were achieved for the other three measures, thus totalling a 90% corporate performance factor. Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs) can be attained when stretch results are achieved on all five corporate objectives.

2.
Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial and operating results, safety, customer service and leadership. The individual performance factor can range from 0% to 200% for NEOs, and for approximately 175 other executives and senior management employees. For all other employees, the performance factor can range from 0% to 150%. The individual performance factor for NEOs is based on individual assessments reviewed and recommended by the Committee and approved by the Board of Directors.

Any payout under the individual component is conditional upon a payout being declared under the corporate component. The annual incentive plan also provides that both the corporate and individual performance would be prorated at the same level should the Company’s performance be assessed at “partially achieved”. For 2009, as the Company’s performance was assessed with a 90% factor, the individual performance for all employees, including the NEOs, was prorated at the same level.

In 2009, the individual objectives of NEOs included both quantitative financial measures and qualitative strategic and operational considerations related to their function. The financial goals set in the NEOs individual objectives did not differ from those included in the corporate targets, and the assessed performance for those goals was set at the same level. At year-end, the CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined personal objectives. The Committee reviewed and reflected on the totality of the executive’s individual achievements against goals and determined the overall individual performance factor to be applied in the calculation of the bonus amount to be paid. In doing so, the overall personal contribution of each executive and the leadership demonstrated in reaching their objectives was also assessed. For the year 2009, taking into account the recommendation of the CEO, the Committee determined that the NEOs had partially exceeded their personal objectives and approved each of their individual performance factors. The average individual performance factor for the NEOs, other than the CEO, was 158%.

The resulting bonus payout is based on the annual salary on December 31, and the corporate and individual performance factors, calculated as follows:

In 2009, the average payout for the NEOs, other than the CEO, was 106% of Target Payout. The actual payouts are reported in the Summary Compensation Table, under the Non-equity incentive plan compensation – Annual incentive plans.

Pursuant to the terms of the AIBP, approximately 4,000 management employees received a bonus payout for the year 2009, resulting in an aggregate payout equivalent to 60% of the estimated maximum cost under the Annual Incentive Bonus Plan.

CN MANAGEMENT INFORMATION CIRCULAR	36

LONG-TERM INCENTIVE

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors considered include the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the tax implication and the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and restricted share units (“RSUs”) of approximately equal value, to designated executive and senior management employees, except for the CEO. The long-term incentive award for the CEO combines stock options and RSUs with a smaller relative weight in stock option value because of the 20% limitation on the number of stock options that can be awarded to one individual pursuant to the terms of the Management Long-Term Incentive Plan – please refer to page 46 for a description of the plan.

The annual grant of RSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. The effective grant date is the first day open for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results for the previous year. Based on this approach, the effective grant date is generally the second trading day following the public release of the Company’s financial results. The exercise price of the stock options granted is set at the closing price of common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date.

The Committee establishes the value of the long-term incentive awards on the basis of the expected value provided by the award at the time of the grant. The values are based on valuations prepared by Towers Watson, the Company’s executive compensation consultant. The values are calculated under a modified binomial (lattice) valuation methodology used to value survey data considered by the Company in benchmarking executive compensation. The Towers Watson valuation inputs may differ from those used in determining the fair value, as calculated under U.S. Generally Accepted Accounting Principles resulting in differing long-term incentive values. In particular, the volatility assumption used in the compensation and accounting valuations differs significantly.

In determining the value of the award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the compensation practices and long-term incentive value granted over the last three years by the Class 1 Railroads described in the section “Benchmarking Using Comparator Groups”. The Committee does not take into account previous executive grants when setting the individual awards.

The grant date fair value of the stock options awarded to NEOs in 2009 is included in the Summary Compensation Table, under the Option-based awards column.

During 2009, the five NEOs, other than the President and Chief Executive Officer, were awarded a total of 172,500 RSUs and 345,000 stock options, representing 20% and 28%, respectively, of the aggregate number of RSUs and stock options granted during the year.

RESTRICTED SHARE UNITS: 2009 AWARD

The Restricted Share Units Plan (the “RSU Plan”) was approved by the Board of Directors in 2004. The objective of the RSU Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The RSUs awarded are generally scheduled for payout after three years and vest upon the attainment of targets related to the Company’s ROIC. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

The RSUs granted in 2009 to NEOs and other designated employees are subject to the attainment of targets related to the Company’s average ROIC during the three-year period ending on December 31, 2011. The payout is also conditional upon meeting a minimum average closing share price during the last three months of 2011. The payout will be made in the currency of the recipient’s salary. The value of the payout will be equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31, 2012. The performance objectives and payout condition of the 2009 RSU award are summarized in the following table:

P E R F O R M A N C E  O B J E C T I V E S  –
R E S T R I C T E D  S H A R E  U N I T S  –  2 0 0 9  A W A R D

		PERFORMANCE
	OBJECTIVE	VESTING FACTOR (1)
	Below 12%	0%
Performance Objective:	12%	50%
Average ROIC during the	13%	100%
three-year period ending	14%	125%
on December 31, 2011	15% and above	150%
Payout Condition:	CAD$42.95 on the TSX
Minimum average closing share price	or
for the last three months of 2011	US$34.87 on the NYSE

(1)	Interpolation applies between objectives.

CN MANAGEMENT INFORMATION CIRCULAR	37

The grant date fair value of the restricted share units awarded to NEOs in 2009 is included in the Summary Compensation Table, under the Share-based awards column.

RESTRICTED SHARE UNITS: 2007 AWARD PAYOUT

RSUs granted in 2007 were paid out to NEOs and other designated employees pursuant to the terms and conditions set out in the 2007 award agreements and in accordance with the RSU Plan. The RSUs awarded in 2007 vested when the specified target related to the average ROIC for the three-year period ending on December 31, 2009 was attained and slightly exceeded. In accordance with the RSU Plan rules, the ROIC performance resulted in a performance vesting factor of 103.5% of the units awarded. As the minimum average closing share price condition was achieved, payout under the plan occurred.

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –
R E S T R I C T E D  S H A R E  U N I T S  – 2 0 0 7  A WA R D

		PERFORMANCE
		VESTING
	OBJECTIVE	FACTOR (1)	RESULTS
	Below 13.5%	0%
Performance Objective:	13.5%	50%
Average ROIC for the	14.5%	100%	14.64%
three-year period ending	15.5%	125%
on December 31, 2009	16.5% and above	150%
Payout Condition:
Minimum average	CAD$52.08 on the TSX		CAD$55.47
closing share price	or
for the last three	US$45.06 on the NYSE		US$52.50
months of 2009

(1)	Interpolation applies between objectives.

The value vested during the year for each NEO is included in the section Incentive Plan Awards – Value Vested or Earned During the Year, under the Share-based awards – Value vested during the year column.

STOCK OPTIONS

Stock options were granted in 2009 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (the “Plan”). Please refer to page 46 for details of the Plan. The stock options granted in 2009 were conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a term of ten years. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value and be “in-the-money”. Conversely, if the share price does not appreciate over this period, stock options will not have a realizable value. Consequently, stock options provide a realized payout value only when vested, when the share price increases above the grant price, and when the options are exercised.

EXECUTIVE PERQUISITES

NEOs are eligible to receive perquisites and other personal benefits in accordance with the Company’s policy. These typically include the use of a company-leased vehicle, financial counselling and tax services, club membership and certain health care and life insurance benefits exceeding those usually offered to salaried employees. The level of benefit is generally determined by the grade of the position, and may include a tax gross-up on the value of certain executive perquisites. In 2009, the Committee reviewed the type and level of perquisites offered to executives. The Committee believes that executive perquisites and other personal benefits provided to NEOs are appropriate and in line with general market practices, except for the tax gross-up, which was eliminated as of January 2010. In addition to these benefits, it was the Company’s policy until December 31, 2009 to require, for efficiency and security reasons, the CEO to use the Company’s aircraft for personal as well as for business use. It was also a condition of Mr. Harrison’s employment arrangements with CN. This policy has been discontinued. The Company’s policy now requires that corporate aircraft be used for business-related purposes by executive officers of CN, including the CEO, save for exceptional circumstances and provided all incremental costs are fully reimbursed in accordance with applicable laws and regulations.

President and Chief Executive Officer Compensation

The CEO’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. Pursuant to his employment agreement, Mr. Harrison’s base salary was established at US$1,764,000 (CAD$2,014,448) and Annual Incentive Bonus Plan target payout set at 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation policy of 2009. As is the case for the other senior executives of the Company, 70% of the bonus payout was based on the Company’s financial performance and 30% was based on individual performance. The individual performance of the CEO is measured against the goals, objectives and standards approved annually by the Committee. The goals set at the beginning of 2009 included both financial and non-financial elements, covering performance in the following areas: financial performance (15%); safety (10%); succession and executive transition (25%); marketing (10%); customer service and operations (10%); human resources management (20%); and public and government relations (10%). Based on a review of the foregoing, the Committee rated the performance of the President and Chief Executive Officer as part of his performance review and recommended to the Board of Directors the approval of his compensation based on his and the Company’s performance.

CN MANAGEMENT INFORMATION CIRCULAR	38

In 2009, a year characterized by many as the worst economic crisis since the Great Depression, the Company, under Mr. Harrison’s leadership, showed tremendous financial resilience. The Company experienced significantly lower traffic volume in all market segments. Despite the decrease in revenues and operating income, Mr. Harrison demonstrated strong leadership in effectively controlling costs, driving further improvements in operational efficiency and further positioning the Company for long-term growth. The Company achieved diluted earnings per share of $3.92 and a ROIC of 12.66%. The Committee considers these results to be impressive in light of the very difficult market conditions.

In 2009, the Company’s safety performance included a Federal Railroad Administration (“FRA”) injury ratio of 1.78 – comparable to 2008 and a FRA accident ratio of 2.27 – a 12% improvement versus 2008.

Much of Mr. Harrison’s energy in 2009 was focused on ensuring a smooth transition between himself and the Company’s new President and Chief Executive Officer, Claude Mongeau. Throughout his tenure, Mr. Harrison fostered an effective succession planning process to ensure that candidates to succeed him were identified, trained and mentored. He also assisted the Board with the identification of core competencies for the selection of his successor and assisted directors with the selection of a new CFO. During the transition, Mr. Harrison’s efforts were exemplary, working with the incoming CEO in providing guidance, coaching and support to help prepare his successor for his new responsibilities and to minimize disruption throughout the transition. In addition to helping the incoming CEO ease into his new role, Mr. Harrison continued to manage the business through a tough economic year.

Mr. Harrison also maintained the Company’s core commitment in providing superior customer service through its precision railroading model. Trip plan compliance, a measure that compares actual loaded transit time, in hours, to the trip plan quoted to the customer, improved seven points compared to the prior year. Under Mr. Harrison’s leadership, significant gains were also made in terms of operational productivity. Car velocity, an indicator of network fluidity and efficiency measuring the average miles per day rail cars travel, improved 16%. Gross ton-miles per train mile, an indicator of train efficiency and productivity, improved 4%. Cars per yard switching hour, a measure of yard efficiency, improved 20%.

Marking 2009 was the closing of the EJ&E transaction and its subsequent integration into the Company’s operations. Mr. Harrison was actively engaged in these activities, as well as the Company’s successfully complying with the Surface Transportation Board’s oversight reporting requirements.

Mr. Harrison was also engaged in many industry forums such as the Progressive Railroading Transportation Conference, the Goverment of Canada’s Service Review Process and other rail industry policy discussions on legislative efforts to increase economic regulation of the industry.

Under his leadership, the Company reviewed its Corporate Citizenship report – Delivering Responsibly – and expanded it to include Corporate Governance, People and Community sections.

For 2009, following a review of Mr. Harrison’s individual performance, the Committee rated Mr. Harrison’s performance as “exceeds” and, out of a scale of 0% to 200%, rated Mr. Harrison’s individual personal performance factor at 150%. In accordance with the terms of the AIBP, and taking into account the corporate performance factor, the independent members of the Board of Directors approved a bonus payout of US$2,551,406 (CAD$2,681,528) to Mr. Harrison.

The 188,000 RSUs and 210,000 stock options granted to Mr. Harrison on January 26, 2009, pursuant to the Restricted Share Units Plan and the Management Long-Term Incentive Plan, respectively, were granted on the same basis and conditions as those of the other NEOs of the Company. The value of these awards, which was established within the Company’s long-term incentive compensation policy, is included in the Summary Compensation Table, under the Share-based awards and Option-based awards columns.

In accordance with the Canadian disclosure rules, amounts paid to Mr. Harrison are reported in the prescribed tables in Canadian dollars.

Details on the employment arrangements of Mr. Mongeau, the Company’s new President and Chief Executive Officer as of January 1, 2010, are provided in the “Employment Contracts/Arrangements” section on page 48 of this Information Circular.

Other Compensation Policies of the Company

STOCK OWNERSHIP

The Committee strongly supports stock ownership by executives. In 1999, the Company introduced share ownership guidelines that require a minimum level of share ownership, set as a percentage of salary, to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees. Once executives and senior managers have met their initial shareholding requirements, they are expected to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units. Stock ownership requirements are as follows:

GUIDELINES
President and Chief Executive Officer	4 times salary(1)
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	One times salary

(1)	Effective January 1, 2010, stock ownership guidelines for the CEO were increased to five times salary.

CN MANAGEMENT INFORMATION CIRCULAR	39

As of December 31, 2009 all NEOs have exceeded their share ownership requirements except Mr. Jobin, who recently joined the Company. Mr. Jobin is tracking well against the requirement of his position. Other executives and senior management have either met or are on track to achieve their stock ownership requirement. Effective January 1, 2010, stock ownership guidelines for the CEO were increased to five times salary. Mr. Mongeau has already exceeded this requirement.

Under the Company’s Insider Trading Policy, no directors, officers or employees can engage in hedging activities, including monetization, on CN securities.

CHANGE OF CONTROL PROVISION

The Management Long-Term Incentive Plan and the RSU Plan were amended effective March 4, 2008 to include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance options or units awarded after that date and held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

b)
approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The amended provisions state that acceleration of vesting would not occur if a proper substitute to the original options or units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute options or units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and units shall be paid within 30 days. These new provisions only affect grants made after March 4, 2008, and discretion is left to the Board of Directors to take into account special circumstances.

NON-COMPETE/NON-SOLICITATION PROVISION

On January 22, 2009, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to the restricted share units and stock options award agreements to be executed in the future with the CEO, executive vice-presidents and senior vice-presidents. Hence, the restricted share units and stock options granted to such individuals after January 22, 2009, including the 2009 and 2010 annual awards, are subject to cancellation if the recipients fail to comply with certain commitments. Those commitments prohibit:

a)	the use of confidential information of CN for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d)	taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)
taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

EXECUTIVE COMPENSATION CLAWBACK

In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

CN MANAGEMENT INFORMATION CIRCULAR	40

Performance Graph

The following Performance Graph illustrates the cumulative total shareholder return on a CAD$100 investment in CN’s common shares traded on the TSX (CNR) and on the NYSE (CNI), compared with the cumulative total return of the S&P/TSX composite and S&P 500 Indices for the period beginning December 31, 2004 and ending December 31, 2009. It assumes reinvestment of all dividends.

	DEC-04	DEC-05	DEC-06	DEC-07	DEC-08	DEC-09
CNR	$100	$127	$139	$132	$129	$168
CNI	$100	$131	$142	$158	$126	$190
S&P/TSX	$100	$124	$146	$160	$107	$145
S&P 500	$100	$105	$121	$128	$81	$102

Over the last five years, the three main components of compensation – base salary, annual incentive, and long-term incentive – that were earned by NEOs together represented about 4.3% of the approximate CAD$6.3 billion aggregate market capitalization increase over the same period. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the change in unrealized and realized gains from equity-based incentive plans.

The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, more than 80% of the compensation earned by NEOs was derived from equity-based incentive plans. Accordingly, the compensation earned in each year was closely tied to shareholder return, as demonstrated by the fact that the compensation earned by NEOs in the year of lowest total shareholder return represents approximately one ninth of the compensation earned in the year of highest total shareholder return.

The following graphs illustrate the annual change in cumulative total shareholder return on a CAD$100 investment in CN’s common shares on the TSX compared with the total compensation earned by NEOs in each year of the five-year period ending on December 31, 2009, and demonstrates the close link between the two.

CN MANAGEMENT INFORMATION CIRCULAR	41

Most compensation paid, earned and awarded to the NEOs was in U.S. dollars. In the following tables, unless otherwise specified, compensation is expressed in Canadian dollars. Please refer to the Currency Exchange Information on page 55 for the conversion methodology. Fluctuation in the exchange rate may affect the comparability of the data year over year.

Summary Compensation Table

The following table sets forth the annual total compensation for the NEOs, for the years ended December 31, 2009 and December 31, 2008. For compensation related to previous years, please refer to the Company’s Management Information Circulars filed with the CSA and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

S U M M A R Y  C O M P E N S A T I O N  T A B L E

NAME AND PRINCIPAL POSITION(1)	YEAR	SALARY ($)		SHARE-BASED AWARDS(2) ($)	OPTION- BASED AWARDS(2) ($)	INCENTIVE PLAN COMPENSATION ANNUAL INCENTIVE PLANS(3) ($)		TOTAL DIRECT COMPENSATION(4) ($)	PENSION VALUE(5) ($)	ALL OTHER COMPENSATION(6) ($)	TOTAL COMPENSATION ($)
E. Hunter Harrison	2009	2,014,488		4,004,198	2,625,429	2,681,528		11,325,643	4,295,513	1,722,004	17,343,160
President and
Chief Executive Officer	2008	1,790,880		3,450,745	1,799,124	3,575,195		10,615,944	1,620,129	1,113,975	13,350,048
Claude Mongeau	2009	610,970		851,957	1,000,164	420,610		2,883,701	1,557,000	2,200	4,442,901
Executive Vice-President	2008	570,310		821,606	744,465	569,293		2,705,674	76,000	2,029	2,783,703
Luc Jobin	2009	353,757	(7)	597,780	542,822	234,163	(8)	1,728,522	39,051	1,000	1,768,573
Executive Vice-President
and Chief Financial
Officer	2008	–		–	–	–		–	–	–	–
Keith E. Creel	2009	582,420		851,957	1,000,164	400,957		2,835,498	199,173	16,955	3,051,626
Executive Vice-President,
Operations	2008	487,695		821,606	744,465	510,707		2,564,473	194,803	131,835	2,891,111
Sean Finn	2009	548,160		745,462	875,143	377,414		2,546,179	118,000	2,661	2,666,840
Executive Vice-President,
Corporate Services and
Chief Legal Officer	2008	492,137		575,124	521,125	462,962		2,051,348	207,000	2,482	2,260,830
James M. Foote	2009	517,335		851,957	1,000,164	344,833		2,714,289	(125,048)	1,359,830	3,949,071
Executive Vice-President,
Sales and Marketing	2008	570,310		821,606	744,465	569,293		2,705,674	(28,160)	14,861	2,692,375

(1)
Mr. Harrison retired on December 31, 2009. Mr. Mongeau stepped down as Chief Financial Officer on June 1, 2009 to dedicate himself to transitioning into the position of President and Chief Executive Officer as of January 1, 2010. Mr. Jobin joined CN and assumed the role of Executive Vice-President and Chief Financial Officer as of June 1, 2009. Mr. Creel was appointed Executive Vice-President and Chief Operating Officer effective January 1, 2010. Mr. Foote retired on November 5, 2009.

(2)
Represents the grant date fair value of awards calculated in accordance with Accounting Standards Codification (ASC) 718 – Compensation – Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP). Share-based awards represent the award of performance-based restricted share units under the Restricted Share Units Plan. Option-based awards represent the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for restricted share units and stock options is determined using the lattice-based valuation model and the Black-Scholes option-pricing model, respectively, and considers the following assumptions:

	2008	2009	2009		2008	2009	2009
SHARE-BASED AWARDS	(JANUARY)	(JANUARY)	(JUNE)(a)	OPTION-BASED AWARDS	(JANUARY)	(JANUARY)	(JUNE)(a)
Closing share price on grant date	CAD$48.46	CAD$41.91	CAD$48.57	Closing share price on grant date	CAD$48.46	CAD$41.91	CAD$48.57
Risk-free interest rate over term				Risk-free interest rate over term
of the award(b)	3.43%	1.55%	1.60%	of the award(b)	3.58%	1.95%	2.51%
Expected stock price volatility over				Expected stock price volatility over
term of the award(c)	22%	27%	29%	term of the award(c)	27%	39%	39%
Expected dividend yield(d)	CAD$0.92	CAD$1.01	CAD$1.01	Expected dividend yield(d)	CAD$0.92	CAD$1.01	CAD$1.01
Expected term(e)	3 years	3 years	2.6 years	Expected term(e)	5.3 years	5.3 years	5.3 years
Resulting fair value per unit	CAD$27.39	CAD$21.30	CAD$34.16	Resulting fair value per stock option	CAD$12.41	CAD$12.50	CAD$15.51

(a)	The June valuation relates to the award made to Mr. Jobin on June 1, 2009.
(b)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the award.
(c)
Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award, and for option-based awards, also considers the implied volatility from traded options on the Company’s stock.

(d)	Based on the annualized dividend rate.
(e)
Represents the period of time that awards are expected to be outstanding. For options, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behaviour are considered separately.

CN MANAGEMENT INFORMATION CIRCULAR	42

(3)	Represents the incentive earned under the Annual Incentive Bonus Plan for the year 2009. Refer to page 35 for the details of the AIBP.
(4)	Amounts shown under the Total Direct Compensation column represent the sum of salary, share-based awards, option-based awards, and annual incentive plans.
(5)	Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section.
(6)
Includes the value of perquisites, other personal benefits and other compensation (as applicable), for example post-retirement benefits, tax gross-up or tax protection such that net income after taxes is not less than it would have been in the U.S. Perquisites and other personal benefits that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the Named Executive Officers are not reported in this column. For Mr. Harrison and Mr. Foote, the amounts reported also include the value of benefits granted following their retirement on December 31, 2009 and November 5, 2009 respectively. Details are provided in the table below. As of 2010, tax gross-ups on all perquisites have been eliminated.

(7)	On an annual basis, Mr. Jobin’s salary was US$525,000 for 2009.
(8)
Mr. Jobin elected to defer his Annual Incentive Bonus payout under the Voluntary Incentive Deferral Plan whereby the payout is received in the form of deferred share units payable in cash upon retirement or termination. The deferral was converted into 4,141 deferred share units using a share price of US$53.80. The company-match of 1,035 units will vest over four years, at a rate of 25% per year. Refer to “Deferred Compensation Plans” on page 48 for details.

DETAILS OF “ALL OTHER COMPENSATION” AMOUNTS FOR 2008 AND 2009(1)

						ALL OTHER
						COMPENSATION
		PERQUISITES AND OTHER			OTHER	(TOTAL OF THE TWO
		PERSONAL BENEFITS(2)		COMPENSATION		PREVIOUS COLUMNS)
NAME	YEAR		($)		($)	($)
E. Hunter Harrison(3)	2009	Personal use of		Tax gross-up:	101,087	1,722,004
		Company aircraft:	497,000(4)	Other compensation
		Other perquisites:	19,393	upon retirement:	1,104,524(5)
	2008	Personal use of		Tax gross-up:	157,756	1,113,975
		Company aircraft:	937,000(4)
		Other perquisites:	19,219
Claude Mongeau	2009		Nil	Post-retirement benefits:	2,200(6)	2,200
	2008		Nil	Post-retirement benefits:	2,029(6)	2,029
Luc Jobin	2009		Nil	Post-retirement benefits:	1,000(6)	1,000
	2008		–		–	–
Keith E. Creel	2009		Nil	Tax gross-up:	16,955	16,955
	2008		Nil	Tax gross-up:	37,691	131,835
				Tax protection:	94,144
Sean Finn	2009		Nil	Post-retirement benefits:	2,661(6)	2,661
	2008		Nil	Post-retirement benefits:	2,482(6)	2,482
James M. Foote	2009		Nil	Tax gross-up:	18,388	1,359,830
				Other compensation upon
				early retirement:	1,341,442(7)
	2008		Nil	Tax gross-up:	14,861	14,861

(1)
This table outlines the perquisites and other compensation received in 2008 and 2009. The amounts are calculated based on the incremental cost to the Company. The Company reviewed its executive perquisite program and, effective January 1, 2010, eliminated tax gross-ups and revised its policy regarding personal use of corporate aircraft.

(2)
Perquisites and other personal benefits include the use of a company-leased vehicle, club membership, financial counselling, and certain healthcare and life insurance benefits exceeding coverage offered to salaried employees. See section “Executive Perquisites” on page 38 for details. Perquisites and other personal benefits that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the NEOs are reported as “Nil” in this column.

(3)
Mr. Harrison’s basic life insurance coverage before retirement was equal to 3 times his salary without limitation. The first US$1 million was covered under the regular management plan. In addition to the post-retirement benefits offered to all salaried employees, Mr. Harrison has a post-retirement life insurance benefit of US$1 million, for which there are no current service costs since it has been fully expensed by the Company.

(4)
This amount reflects the value of Mr. Harrison’s personal travel on company-owned or leased aircraft. This value is based on aggregate incremental operating costs to the Company, such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs. It was the Company’s policy, for efficiency and security reasons, to require that the CEO use Company aircraft for personal as well as business use. It was also a condition of Mr. Harrison’s employment arrangements with CN. The Company’s policy now requires that corporate aircraft be used for business-related purposes by executive officers of CN, including the CEO.

(5)
This amount represents other benefits provided upon Mr. Harrison’s retirement. It includes the payment of CAD$735,700 which represents an amount of US$350,000 for two years for compliance with the non-compete/non-solicitation restrictions contained in Mr. Harrison’s contract. It also includes the transfer of the ownership of a car, club membership and payment of vacation.

(6)	Represents the service cost for post-retirement life and medical insurance, if applicable.
(7)
This amount represents other benefits provided upon Mr. Foote’s early retirement. It includes an early retirement payment of CAD$998,450 (US$950,000) made pursuant to an early retirement arrangement, and the estimated value of CAD$165,553 (US$157,500) for a three-month consulting services agreement with the Company on the basis of US$2,500 per day. It also includes the transfer of the ownership of a car, the payment of vacation, club membership and financial and tax counselling services. See section “Employment Contracts/Arrangements” on page 48 for details.

CN MANAGEMENT INFORMATION CIRCULAR	43

Incentive Plan Awards

Share-based and Option-based Awards in 2009

The following table shows information regarding grants of restricted share units made to NEOs under the Restricted Share Units Plan and grants of stock options made under the Management Long-Term Incentive Plan in 2009.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE		SHARE PRICE ON DATE OF GRANT ($)	AWARD’S GRANT DATE FAIR VALUE(1) ($)
E. Hunter Harrison	January 26, 2009	RSUs(2)	188,000	December 31, 2011		41.91	4,004,198
		Options(3)	210,000	January 1, 2015	(4)	41.91	2,625,429
Claude Mongeau	January 26, 2009	RSUs(2)	40,000	December 31, 2011		41.91	851,957
		Options(3)	80,000	January 26, 2019		41.91	1,000,164
Luc Jobin	June 1, 2009	RSUs(2)	17,500	December 31, 2011		48.57	597,780
		Options(3)	35,000	June 1, 2019		48.57	542,822
Keith E. Creel	January 26, 2009	RSUs(2)	40,000	December 31, 2011		41.91	851,957
		Options(3)	80,000	January 26, 2019		41.91	1,000,164
Sean Finn	January 26, 2009	RSUs(2)	35,000	December 31, 2011		41.91	745,462
		Options(3)	70,000	January 26, 2019		41.91	875,143
James M. Foote	January 26, 2009	RSUs(2)	40,000	December 31, 2011		41.91	851,957
		Options(3)	80,000	November 6, 2012	(4)	41.91	1,000,164

(1)	The grant date fair values reported are calculated using the same assumptions as described in footnote 2 of the Summary Compensation Table.
(2)
The restricted share units granted in 2009 were made under the Restricted Share Units Plan. Under this plan, the payout will be 50%, 100% or 150% of the number of restricted share units granted if return on invested capital reaches, respectively, threshold, target and maximum performance over the plan period and is also conditional upon meeting a minimum share price condition, as described under “Restricted Share Units: 2009 Award” on page 37.

(3)
The options granted in 2009 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the options vesting at each anniversary date of the award. Unexercised options shall expire on the tenth anniversary date of the award. See section “Management Long-Term Incentive Plan” on page 46 for a description of the plan.

(4)
Following his retirement, the expiry date of the stock options for Mr. Harrison has been set to five years after retirement as per his employment contract. For Mr. Foote, the expiry date of the stock options has been set to three years after retirement as per the terms and conditions set in the Management Long-term Incentive Plan. Consequently, out of his grant of 80,000 stock options, 20,000 options will not vest and were forfeited.

CN MANAGEMENT INFORMATION CIRCULAR	44

Outstanding Share-based Awards and Option-based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2009.

	OPTION-BASED AWARDS(1)				SHARE-BASED AWARDS
					NUMBER OF	MARKET OR
	NUMBER OF				SHARES OR	PAYOUT VALUE
	SECURITIES			VALUE OF	UNITS OF	OF SHARE-BASED
	UNDERLYING	OPTION		UNEXERCISED	SHARES THAT	AWARDS THAT
	UNEXERCISED	EXERCISE	OPTION	IN-THE-MONEY	HAVE NOT	HAVE NOT
	OPTIONS	PRICE	EXPIRATION	OPTIONS(2)	VESTED(3)	VESTED(4)
NAME	(#)	($)	DATE	($)	(#)	($)
E. Hunter Harrison	210,000	34.17 US	2015/01/01	76,689,975	314,000	18,004,760
	145,000	48.08 US	2015/01/01
	145,000	44.67 US	2015/01/01
	190,000	44.93 US	2015/01/01
	250,000	29.19 US	2015/01/01
	1,080,000	20.42 CAD	2013/01/24
	675,000	25.59 CAD	2012/01/25
Claude Mongeau	80,000	34.17 US	2019/01/26	19,933,511	70,000	4,013,800
	60,000	48.08 US	2018/01/24
	46,000	44.67 US	2017/01/25
	60,000	44.93 US	2016/01/27
	80,000	29.19 US	2015/01/28
	324,000	20.42 CAD	2013/01/24
	85,000	25.59 CAD	2012/01/25
Luc Jobin	35,000	44.37 US	2019/06/01	367,482	17,500	1,003,450
Keith E. Creel	80,000	34.17 US	2019/01/26	3,934,240	70,000	4,013,800
	60,000	48.08 US	2018/01/24
	10,000	53.01 US	2017/06/11
	28,000	44.67 US	2017/01/25
	40,000	44.93 US	2016/01/27
	36,000	29.19 US	2015/01/28
	5,500	22.41 CAD	2013/06/16
Sean Finn	70,000	34.17 US	2019/01/26	2,171,673	56,000	3,211,040
	42,000	48.08 US	2018/01/24
	16,800	44.67 US	2017/01/25
	24,000	44.93 US	2016/01/27
James M. Foote	60,000	34.17 US	2012/11/06	10,246,856	70,000	4,013,800
	60,000	48.08 US	2012/11/06
	46,000	44.67 US	2012/11/06
	60,000	44.93 US	2012/11/06
	80,000	29.19 US	2012/11/06
	170,000	25.59 CAD	2012/01/25

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan outstanding on December 31, 2009.
(2)
The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the common shares on December 31, 2009, on the New York Stock Exchange (US$54.36) for U.S. dollar denominated options, on the TSX (CAD$57.34) for Canadian dollar denominated options, and the exercise price. The value has been converted using the December 31, 2009 (1.0510) exchange rate for U.S. dollar denominated options. This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(3)
Includes all restricted share units outstanding on December 31, 2009 that have not vested on such date under the Restricted Share Units Plan. Payouts for these units are conditional upon meeting performance criteria and a minimum share price condition that may or may not be achieved.

(4)
The value of outstanding share units awarded under the Restricted Share Units Plan is based on the closing price of the common shares on December 31, 2009 on the TSX (CAD$57.34) assuming that targeted performance criteria and the minimum share price condition will be met. In accordance with the plan, the actual payout may represent between 0% and 150% of the share units awarded.

CN MANAGEMENT INFORMATION CIRCULAR	45

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2009.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR(3) ($)
E. Hunter Harrison	566,207	8,249,219	2,681,528
Claude Mongeau	181,186	1,678,778(4)	420,610
Luc Jobin	0	0	234,163
Keith E. Creel	81,534	1,324,777(4)	400,957
Sean Finn	72,475	498,514	377,414
James M. Foote	181,186	1,426,218(4)	344,833

(1)
The value of the potential gains from options granted under the Management Long-Term Incentive Plan in 2005, 2006, 2007 and 2008 that have vested during the financial year. These grants all vest over four years, with 25% per year on each anniversary date (see section “Management Long-Term Incentive Plan” for a description of the plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the option grant vesting dates in 2009 and the exercise price, converted when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 55). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)
Includes restricted share units granted in 2007 that have vested on December 31, 2009 under the Restricted Share Units Plan (see page 38, section “Restricted Share Units: 2007 Award Payout” for a description of the plan). The value shown in the table has been calculated by multiplying the number of share units granted by the performance vesting factor of 103.5% and by the closing price of the common shares on December 31, 2009 on the TSX (CAD$57.34). As provided under the plan, the actual payout to the eligible executives has been made in February 2010, based on the 20-day average closing share price ending on January 30, 2010 (CAD$56.08/US$53.80).

(3)	Represents the amount of bonus earned under the Annual Incentive Bonus Plan for the financial year ending on December 31, 2009 and paid on February 18, 2010.
(4)
Also includes the “company-matched” deferred share units allocated to an executive following the deferral of compensation in previous years that have vested during the year (see page 48, section “Deferred Compensation Plans” for a description of the Voluntary Incentive Deferral Plan). The value is calculated based on the number of deferred share units vested multiplied by the closing price of the common shares on each day of the respective vesting dates in 2009.

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007 and on March 4, 2008.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants can no longer be made to non-executive Board directors under the Plan. While they remain as participants in the Plan for previous grants, the last time non-executive Board directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 26, 2010.

O P T I O N S  O U T S TA N D I N G  A N D  A V A I L A B L E  F O R  G R A N T  O N  F E B R U A R Y  2 6 ,  2 0 1 0

	# COMMON	% OF OUTSTANDING
	SHARES	COMMON SHARES
Options already granted
and outstanding	11,248,811	2.39
Options issuable under the Plan	11,623,997	2.47
Shares issued following the exercise
of options	37,127,192	7.89

The following table presents information concerning stock options granted under the Management Long-Term Incentive Plan as of the end of the respective years.

	2009	2008
Number of stock options granted	1,230,150	902,700
Number of employees who were
granted stock options	192	189
Number of stock options
outstanding as of year-end	11,497,210	13,052,905
Average weighted exercise price
of stock options outstanding	CAD$31.05	CAD$29.16
Number of stock options granted
as a % of outstanding shares	0.26%	0.19%
Number of stock options exercised	2,760,968	2,299,323

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the table above, the number of stock options granted is well below the 1% limitation. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

CN MANAGEMENT INFORMATION CIRCULAR	46

S T O C K  O P T I O N S  F E A T U R E S

Exercise price	At least equal to the closing share price of the common shares on the TSX or the NYSE on the grant date, granted in the same currency as the recipient’s salary.
Option period	Ten years
Vesting criteria	• Options may become exercisable upon anniversary date (“conventional options”) and/or upon meeting performance targets (“performance options”) as established for each grant.
• Since 2005, grants have been of conventional options, which vest over four years, 25% on each anniversary.
Termination conditions	• Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment.

•    In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant’s employment.

• In the case of retirement, options are cancelled three years after the retirement date.
• In the event of a participant’s death, all available options may be exercised by the estate for a period of twelve months.
These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of options under the Plan (“Options”) provided, however, that the Company shall obtain shareholder approval for:

i.
any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

ii.	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;
iii.	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);
iv.	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;
v.
the addition in the Plan of deferred or restricted share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company;

vi.
any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

vii.	any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period;
viii.	any increase to the maximum number of common shares that may be issued:
	a.	under the Plan to any one participant during any calendar year; or
	b.	under the Plan and under any other plan to any one participant; and
ix.	the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provision” on page 40 for more details on such amendment.

CN MANAGEMENT INFORMATION CIRCULAR	47

Deferred Compensation Plans

The Company introduced, in 2002, its Voluntary Incentive Deferral Plan. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus, restricted share unit payouts and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. Elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer in DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section “Other Compensation Policies of the Company” on page 39 for a description of the Stock Ownership). The election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant’s vested deferred share unit account is sufficient to meet the Company’s stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year) from the deferral date.

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched deferred share units as well as accrued notional dividends over the deferral period. Payment for eligible Canadian executives is made in a lump sum following the termination. For eligible U.S. tax payers, in compliance with U.S. tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period in a lump sum or in monthly instalments not exceeding ten years, in accordance with the executive’s irrevocable election.

Because of its tax effectiveness and the additional Company match, this plan provides an opportunity for executives to increase their stake in the Company, linking their future returns to the share price performance.

Certain executives hold deferred share units, payable upon their retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional awards may be made under this plan.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

Employment Contracts/Arrangements

Claude Mongeau was appointed CEO of the Company effective January 1, 2010, succeeding E. Hunter Harrison, who retired after serving in the role since January 1, 2003. The Board of Directors, upon the recommendation of the Human Resources and Compensation Committee, approved, at its April 20, 2009 meeting, the terms and conditions of Mr. Mongeau’s employment, to be effective on January 1, 2010. Mr. Mongeau’s employment as CEO is not for a fixed term. He serves at the will of the Board.

Mr. Mongeau’s salary was set at US$950,000, normally reviewed, as part of the annual process, based on performance and market trends. The new CEO remains eligible for the same compensation and benefit plans and policies as the other executives except for the following:

•	Under the Annual Incentive Plan, his Target Payout is 120% of base salary with a payout ranging from 0% to 240%.

•
The supplemental pension plan remains in effect, but the annual total pension benefit payable under this plan upon retirement is capped at US$1,000,000. See also the “Pension Plan Benefits” section of this Management Information Circular.

•
Mr. Mongeau is required to maintain a minimum level of stock ownership of five times his annual salary, to be achieved within five years. He is also expected to maintain this stock ownership level and other holding requirements for one year after retirement.

•
The CEO is required to adhere to the Company’s policy, which states that corporate aircraft be used for business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed in accordance with applicable laws and regulations.

•	Mr. Mongeau is limited to participating in only one outside public company board.

As of December 31, 2009, Mr. E. Hunter Harrison retired from the Company. Pursuant to his employment agreement with the Company, he is entitled to an annual pension benefit of US$1,500,000 (CAD$1,576,500), with 70% of annual pension benefit as spousal survivor benefits. He will have five years after retirement to exercise stock options and vesting of options will continue during those five years. Mr. Harrison also maintains his rights to payouts from the RSUs following his retirement as per the RSU Plan rules. He will be entitled to post-retirement life insurance of US$1,000,000 (CAD$1,142,000). He is also eligible for an annual payment of US$350,000 (CAD$367,850) for two years, providing compliance with non-compete and non-solicitation restrictions. The ownership of the car he used while employed by the Company was transferred to his name and a club membership will be paid for up to five years. See section “Pension Plan Benefits” for details on Mr. Harrison’s pension arrangements.

CN MANAGEMENT INFORMATION CIRCULAR	48

On November 5, 2009, Mr. James M. Foote retired from the Company. Pursuant to a termination agreement entered into with Mr. Foote, an early retirement payment of US$950,000 (CAD$998,450) was made to him on December 18, 2009. He also received a bonus for 2009, prorated to take into account his retirement date. The agreement also confirmed his entitlements under existing benefit and pension plans of the Company and allows him to benefit from financial and tax counselling and club membership until November 30, 2011 and December 31, 2011, respectively. It also transfers to Mr. Foote the ownership of the car he was using when employed by the Company. Mr. Foote is bound by several non-competition and confidentiality provisions. On November 6, 2009, he entered into a three-month consulting service agreement with the Company starting on or about January 1, 2010, pursuant to which the Company agreed to pay him a per diem amount of US$2,500 in consideration for his being available to CN during such term. This agreement may be extended by mutual consent. See section “Pension Plan Benefits” for details on Mr. Foote’s pension arrangements.

The Company has not entered into formal employment agreements with the other Named Executive Officers. It has only provided employment confirmation letters setting forth general details of employment which are all described in this Information Circular.

Pension Plan Benefits

Amounts payable in U.S. currency shown in this section were converted to Canadian currency using the December 31, 2009 closing rate of 1.0510.

Canadian Pension Plans

COMPANY’S PRINCIPAL PENSION PLAN (“CNPP”) AND SENIOR MANAGEMENT PENSION PLAN (“SMPP”)

Messrs. Mongeau and Finn participate in the CNPP and SMPP, which are federally-registered defined benefit pension plans providing retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Pensionable earnings consist of base salary and overtime in the CNPP and also include the bonuses paid by the Company under the AIBP (up to target levels) in the SMPP. The aggregate retirement benefit payable under both plans is subject to a maximum annual retirement benefit of CAD$2,444.44 per year of pensionable service for 2009 and is calculated as follows:

-
1.7% of highest average earnings up to the average year’s maximum pensionable earnings (“YMPE”) as defined under the Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years)

plus
-	2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years).

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over, the participant is eligible to receive an immediate, unreduced pension prior to age 65, subject to Company consent. Pension benefits vest after two years of employment.

SPECIAL RETIREMENT STIPEND (“SRS”)

Executives and senior management employees who execute an agreement, including a non-competition clause, are eligible to participate in a non-registered, supplemental executive retirement program. This plan is called the Special Retirement Stipend (“SRS”).

The annual pension amount payable under the SRS is equal to 2% of the participant’s highest average earnings in excess of the maximum average earnings recognized under the CNPP and SMPP, approximately CAD$128,765 in 2009, multiplied by the number of years of pensionable service (maximum 35 years).

Earnings consist of base salary and bonuses paid by the Company under the AIBP (up to target levels).

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS pension prior to age 65.

Employees who joined the SRS prior to July 1, 2002 have their SRS benefits vest after two years. For employees who join the SRS on or after July 1, 2002, the SRS retirement benefits become vested only if the employee remains in active service until the age of 55. SRS retirement benefits are paid out of operating funds and guaranteed through a letter of credit.

Messrs. Mongeau and Finn participate in the SRS.

Mr. Mongeau’s annual benefit under the SRS shall not exceed US$1,000,000 (CAD$1,051,000), as per his terms and conditions of employment.

DEFINED CONTRIBUTION PENSION PLAN (“DCPP”)

The DCPP is a federally-registered defined contribution pension plan that was introduced for non-unionized employees on January 1, 2006. Non-unionized employees hired prior to January 1, 2006 had a one-time opportunity to either join the new DCPP or maintain participation in the CNPP (and SMPP for executives and senior management employees) mentioned above. Employees hired on or after January 1, 2006 as non-unionized automatically join the DCPP.

DCPP participants contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Income Tax Act (CAD$22,000 in 2009).

CN MANAGEMENT INFORMATION CIRCULAR	49

The contribution percentage for executives depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	6% of pensionable earnings
40–49	7%
50–59	8%
60 and above	9%

Pensionable earnings include base salary and bonuses payable under the AIBP (up to target level). Contributions are invested in various investment funds as selected by the participant. Employer contributions vest after two years of employment.

Mr. Jobin participates in the DCPP. Messrs. Mongeau and Finn elected to remain in the CNPP and SMPP.

DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“DC SERP”)

The DC SERP is an unregistered pension plan, which provides retirement benefits in excess of the limits prescribed by the Income Tax Act with respect to the DCPP described above. Essentially, once contributions have reached the limit prescribed by the Income Tax Act (CAD$22,000 in 2009) in the DCPP, both employer and employee contributions that would have exceeded the limit are credited by the Company to a notional account gradually until year end under the DC SERP. Employees do not contribute to the DC SERP. Employer contributions vest after two years of employment.

Notional contributions are invested using the same investment options as selected by the participant in the DCPP. Mr. Jobin participates in the DC SERP.

U.S. Pension Plans

DEFINED BENEFIT PENSION PLAN

Messrs. Creel, Harrison and Foote participate in this qualified defined benefit pension plan, which provides retirement benefits equal to 0.4% of highest average earnings plus 0.3% of highest average earnings in excess of Railroad Retirement Board average covered compensation (CAD$76,618 in 2009) multiplied by years and months of credited service (maximum 35 years).

Highest average earnings are defined as the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of base salary and overtime and are capped at the average of the U.S. Internal Revenue Code limit (CAD$237,526 in 2009), over the last five years. The retirement benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Board service. Pension benefits vest after five years of employment.

QUALIFIED SAVINGS PLAN (“SAVINGS PLAN”)

Messrs. Creel, Harrison and Foote participate in the Savings Plan which is a qualified 401(k) plan. Participants may make voluntary “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those voluntary contributions are partially matched by the Company. The matching contribution is limited to 50% of the first 6% of the employee’s pre-tax salary. All contributions are immediately and fully vested upon contribution and are invested in various investment funds as selected by the participant.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“NEW SERP”)

The annual pension under the new SERP is equal to 2% of highest average earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described below. Highest average earnings are defined as the average pensionable earnings during the best 60 consecutive months of compensated service out of the last 120 months multiplied by 12 and earnings consist of base salary and bonuses paid by the Company under the AIBP (up to target levels). The new SERP pension is offset by:

(i)	the pension payable under the Defined Benefit Pension Plan;

(ii)	the U.S. Railroad Retirement Board Tier 2 pension; and

(iii)	the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

The new SERP pension benefit is payable without reduction at age 65 or age 60 if the participant has 30 years of credited service or 30 years of Railroad Retirement Board service. Participants had until December 31, 2008 to elect to receive their lifetime pension benefit on another date than the above retirement dates, but no earlier than six months after retirement or termination of employment. Retirement benefits accrued and vested prior to January 1, 2005 are not subject to the six-month delay. Retirement benefits cannot be paid earlier than age 55.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, under which he is credited with two years of service for each year of service during his first ten years of service with the Company. Exceptionally, the Company decided to grant additional years of service upon hire to compensate for the pension loss associated with his late-career hire.

Mr. Foote participated in the CNPP until March 31, 2000, when he transferred from Canada to the United States. Mr. Foote’s pension benefits, under his special pension arrangement, are equal to the pension benefits he would have accrued under the CNPP, SMPP and SRS for twice the number of years of service from August 23, 1995 to December 31, 2000 (i.e., twice five years and 4.35 months), less the pension payable under the CNPP and SMPP. The pension benefits under the special pension arrangement are fully vested and payable from the Company’s operating funds.

CN MANAGEMENT INFORMATION CIRCULAR	50

Since December 31, 2000, Mr. Foote has been participating in the U.S. Savings Plan and Defined Benefit Pension Plan mentioned above. He has also been participating in the new SERP under which he was credited with two years of service for each year of service, as mentioned above.

CN RETIREMENT CONTRIBUTION OPTION (“DC OPTION”)

A new employer contribution option was introduced for non-unionized employees on January 1, 2006. Non-unionized employees hired prior to January 1, 2006 had a one-time opportunity to either join the new DC Option or maintain participation in the Defined Benefit Pension Plan mentioned above. The new DC Option provides for an additional employer contribution of 3.5% of base salary to the Savings Plan, subject to limitations imposed by the U.S. Internal Revenue Code. Employer contributions made in 2006 are vested after five years of service with the Company and employer contributions made on or after 2007 are vested after three years of service with the Company. Contributions are invested in various investment funds as selected by the participant.

U.S. DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“U.S. DC SERP”)

The U.S. DC SERP is a non-qualified, unfunded pension plan which complements the DC Option described above. The U.S. DC SERP is a stand-alone plan, which provides a Company contribution on eligible compensation without regard to the limitations imposed by the U.S. Internal Revenue Code. Eligible compensation consists of base salary and bonus under the AIBP (up to target level).

The Company contributes a percentage based on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	5% of eligible compensation
40–49	6%
50–59	7%
60 and above	8%

Contributions are vested after two years of service with the Company and cannot be paid earlier than six months after retirement or termination of employment.

Mr. Creel joined ICR on April 1, 1996. Since December 31, 2000, he has been participating in the Defined Benefit Pension Plan, Savings Plan and the new SERP. On January 1, 2006, Mr. Creel ceased to accrue service in the Defined Benefit Pension Plan and new SERP and joined the DC Option and U.S. DC SERP described above. Mr. Creel’s pension benefits are fully vested. As at December 31, 2009, Mr. Creel had four years of participation in the DC Option and U.S. DC SERP.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“OLD SERP”)

ICR established the old SERP effective as of January 1, 1994. As previously disclosed, Mr. Harrison’s contract provided for an annual old SERP benefit payment of US$1,500,000 (CAD$1,576,500) if he remained employed by the Company until December 31, 2009. This having been the case, the service cost of CAD$2,795,000, that appears in the Defined Benefit Plans Table, recognizes the incremental annual benefit of US$200,000 (CAD$210,200) attributed to 2009. Benefits cannot be paid earlier than six months after retirement or termination of employment.

EXECUTIVE ACCOUNT BALANCE PLAN, EXCESS BENEFIT PLAN AND NON-QUALIFIED SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

In addition to the Defined Benefit Plan, Savings Plan and old SERP, Mr. Harrison also participates in the aforementioned former ICR non-registered unfunded cash plans, which were frozen as of December 31, 2000 and, for Mr. Harrison, replaced by new plans with the same provisions as of January 1, 2001.

The Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison’s combined base salary and bonus payable under the AIBP in excess of a wage offset factor (CAD$187,078 for 2009) to be accrued annually, and is payable upon retirement or termination of employment. Interest credits are given each month using the Wall Street Journal prime rate determined semi-annually. The rate of return was 3.25% for all of 2009.

The Excess Benefit Plan provides for the accrual of a sum equal to the excess of the employer’s matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code plus a 2% of base salary in excess of the annual 401(a)(17) limit.

The Supplemental Defined Contribution Plan provides for an annual accrual equivalent to 2% of Mr. Harrison’s base salary (capped at the annual 401(a)(17) limit). Interest is credited using the actual Savings Plan investment rate of return.

Amounts accrued and vested by Mr. Harrison after December 31, 2004 in the Executive Account Balance Plan, Excess Benefit Plan and Supplemental Defined Contribution Plan cannot be paid earlier than six months after retirement and will be paid in the form of a lump sum. Amounts accrued and vested before January 1, 2005 will be paid in the form of a lump sum within 90 days following retirement.

CN MANAGEMENT INFORMATION CIRCULAR	51

Defined Benefit Plans Tables

The following amounts of accrued obligation have been calculated using the same actuarial assumptions as those used in Note 12 – Pensions, on page 65 and page 78 of the 2009 and 2008 Annual report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2009 and are in Canadian currency.

		ANNUAL BENEFITS PAYABLE			COMPENSATORY CHANGE(1) ($)
NAME	NUMBER OF YEARS CREDITED SERVICE (#)	AT YEAR END(2) ($)	AT AGE 65(2)(3) ($)	ACCRUED OBLIGATION AT START OF YEAR(4) ($)	SERVICE COST	IMPACT OF SALARY/BONUS ON ACCRUED OBLIGATION	TOTAL	NON- COMPENSATORY CHANGE(5) ($)	ACCRUED OBLIGATION AT YEAR END(4) ($)
E. Hunter Harrison(6)	N/A	1,590,000	1,590,000	18,232,000	2,795,000	0	2,795,000	(1,312,000)	19,715,000
Claude Mongeau	15.67	263,000	1,013,000	2,058,000	219,000	1,338,000(7)	1,557,000	613,000	4,228,000
Keith E. Creel(8)	9.75	103,000	145,000	1,401,000	0	34,000	34,000	50,000	1,485,000
Sean Finn	16	213,000	471,000	1,868,000	124,000	(6,000)	118,000	377,000	2,363,000
James M. Foote(9)	13.56	393,000	393,000	4,531,000	177,000	(311,000)	(134,000)	(612,000)	3,785,000

(1)
The change in benefit obligation that is attributable to compensation includes the service cost net of employee contributions and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.

(2)
For Mr. Harrison, the annual benefit payable at year-end and at age 65 represents the actual pension payable to him at his retirement. For Mr. Foote, it represents the annual pension payable from the first unreduced early retirement date of each respective plan.

(3)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of the target bonus for the years after 2009.
(4)	The accrued obligation is the value of the benefits accrued for all service to the specified date.
(5)
The change in benefit obligation that is not compensatory includes employee contributions, interest cost, change in assumptions and gains and losses other than for difference in earnings. The impact on the accrued obligation at the end of 2009 relating to the change in assumptions was mainly due to the fluctuation in the exchange rate which decreased the accrued obligation and the decrease in the discount rate which increased the accrued obligation.

(6)
Does not include former ICR non-registered cash plans described in the Defined Contribution Plans table. The old SERP benefit payable to Mr. Harrison is not based on credited service. Mr. Harrison has nine years of credited service in the registered defined benefit plan. Mr. Harrison’s service cost for 2009 reflects an increase in the annual pension of US$200,000 under the old SERP. This additional pension was conditional upon Mr. Harrison being active on December 31, 2009 pursuant to his employment agreement.

(7)	For Mr. Mongeau, the Impact of Salary/Bonus on the accrued pension obligation represents the one-time impact of the higher compensation level following his appointment as CEO.
(8)	Mr. Creel no longer accrues service in the Defined Benefit Plan or new SERP since he started participating in the CN Retirement Contribution Option and U.S. DC SERP on January 1, 2006.
(9)	Mr. Foote has a special pension arrangement as described on page 50 in the “U.S. Pension Plans” section.

The following table provides the total accrued obligation for CN’s non-registered defined benefit plans (SRS, old SERP and new SERP). These amounts were determined using the same actuarial assumptions as those used in Note 12 – Pensions, on page 65 and page 78 of the 2009 and 2008 Annual report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com, and include the benefit obligation of active, deferred and retired senior management and executive members for 2009.

PLANS	ACCRUED OBLIGATION AT START OF YEAR ($)	ACCRUED OBLIGATION AT YEAR END ($)
SRS, OLD SERP and NEW SERP	173,400,000	196,800,000

Defined Contribution Plans Table

Amounts shown in this table include amounts from the Company’s registered and non-registered defined contribution plans. No withdrawals or distributions are permitted before the following executives terminate from the Company.

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY AMOUNT(1) ($)	NON-COMPENSATORY AMOUNT(2) ($)	ACCUMULATED VALUE AT YEAR END ($)
E. Hunter Harrison(3)	8,246,286	1,500,513	(676,966)	9,069,833
Luc Jobin(4)	0	39,051	12,421	51,472
Keith E. Creel(5)	347,084	165,173	64,722	576,979
James M. Foote(6)	233,324	8,952	84,640	326,916

(1)	Represents employer contributions.
(2)	Represents employee contributions, if any, and interest gains and losses.
(3)	Mr. Harrison participates in the Savings Plan, Executive Account Balance Plan, Excess Benefit Plan and Supplemental Defined Contribution Plan.
(4)	Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.
(5)	Mr. Creel participates in the Savings Plan, DC Option and U.S. DC SERP.
(6)	Mr. Foote participates in the Savings Plan.

CN MANAGEMENT INFORMATION CIRCULAR	52

Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION	RETIREMENT	CHANGE OF CONTROL		TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	No specific provision		Forfeits eligibility to the plan
Stock Options	All stock options are cancelled	Continued vesting for three months Exercise of vested options within three months or otherwise forfeit	Continued vesting for three years Exercise of vested options within three years or otherwise forfeit	Grants made prior to March 4, 2008 • Immediate vesting of conventional options	Grants made since March 4, 2008 • If proper substitute is granted, accelerated vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years	All stock options are cancelled
Restricted Shares Units	All RSUs are cancelled	Partial payout if meet performance criteria and prorated based on service during the plan period	Full payout if meet performance criteria (continued vesting)	Grants made prior to March 4, 2008 • Immediate vesting of all RSUs prorated based on the plan period	Grants made since March 4, 2008 • If proper substitute is granted, accelerated vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years	All RSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested “Company-matched” DSUs	Payment of all vested units, including the vested “Company-matched” DSUs	Payment of all vested units, including the vested “Company-matched” DSUs	Accelerated vesting of unvested “Company-matched” DSUs		Payment of all vested units, including the vested “Company-matched” DSUs
Pension Plan	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits
SRS/SERP	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits for the SERP;SRS benefits forfeited

Severance entitlement payable to the NEOs would generally be determined in accordance with applicable legal requirements.

CN MANAGEMENT INFORMATION CIRCULAR	53

The following tables show the incremental benefits that NEOs, other than Mr. Harrison and Mr. Foote, were entitled to, had their employment been terminated on December 31, 2009 under involuntary termination, retirement and change of control. It also shows the incremental benefits that Mr. Harrison and Mr. Foote were entitled to, following their retirement on December 31, 2009 and November 5, 2009, respectively.

I N V O L U N T A R Y  T E R M I N A T I O N

NAME	RESTRICTED SHARE UNITS PLAN(1) ($)	STOCK OPTIONS(2) ($)	SEVERANCE BENEFITS(3) ($)	TOTAL ($)
Claude Mongeau	1,911,333	789,259	–	2,700,592
Luc Jobin	Nil	Nil	–	Nil
Keith E. Creel	1,911,333	693,849	–	2,605,182
Sean Finn	1,471,727	542,918	–	2,014,645

(1)
NEOs would be eligible to the portion of restricted share units granted in 2008 and 2009 that would have vested upon a termination on December 31, 2009. Any payout would be conditional upon meeting the plan’s performance vesting conditions and a minimum share price condition. The value shown assumes that performance targets would be met for each of the awards and would trigger 100% vesting of the units. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2009 on the TSX (CAD$57.34). On December 31, 2009, no restricted share units would vest for Mr. Jobin as the plan requires a minimum of nine months of employment in a year for vesting to occur.

(2)
NEOs would be eligible to continued vesting for a three-month period following termination for options granted in 2006, 2007, 2008 and 2009. The value shown is equal to the number of options that would vest during the period multiplied by the difference between the closing price of the common shares on December 31, 2009 and the exercise price, if in-the-money, converted using the December 31, 2009 (1.0510) exchange rate for U.S. dollar denominated options.

(3)	Any severance amount would be determined in accordance with applicable legal requirements.

R E T I R E M E N T

NAME	RESTRICTED SHARE UNITS PLAN(1) ($)	STOCK OPTIONS(2) ($)	NON-COMPETE/ NON-SOLICITATION ($)	OTHER BENEFITS ($)	TOTAL ($)
E. Hunter Harrison	18,004,760	6,383,288	735,700(3)	368,824(4)	25,492,572
Claude Mongeau	4,013,800	1,953,173	–	–	5,966,973
Luc Jobin	1,003,450	275,612	–	–	1,279,062
Keith E. Creel	4,013,800	1,819,029	–	–	5,832,829
Sean Finn	3,211,040	1,466,987	–	–	4,678,027
James M. Foote	4,013,800	1,953,173	–	1,341,442(5)	7,308,415

(1)
NEOs would be eligible to continued vesting following retirement for the restricted share units granted in 2008 and 2009. Any payout would be conditional upon meeting the plan’s performance vesting conditions. The value shown assumes that performance targets would be met for each of the awards and would trigger 100% vesting of the units. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2009 on the TSX (CAD$57.34).

(2)
NEOs would be eligible to continued vesting over three years following retirement for options granted in 2006, 2007, 2008 and 2009. The value shown is equal to the number of options that would vest during the period multiplied by the difference between the closing price of the common shares on December 31, 2009 and the exercise price, converted using the December 31, 2009 (1.0510) exchange rate for U.S. dollar denominated options. Under his contract, Mr. Harrison is eligible to continued vesting over five years.

(3)	Value of US$350,000 per year payable for two years converted using an exchange rate of 1.0510.
(4)	This amount represents other benefits provided to Mr. Harrison, including the transfer of the ownership of a car, club membership and payment of vacation.
(5)
This amount represents other benefits provided to Mr. Foote upon early retirement. It includes an early retirement payment of CAD$998,450 (US$950,000) made pursuant to an early retirement arrangement, and the estimated value of CAD$165,553 (US$157,500) for a three-month consulting services agreement with the Company on the basis of US$2,500 per day. It also includes the payment of vacation, the transfer of the ownership of a car, club membership and financial and tax counselling services.

CN MANAGEMENT INFORMATION CIRCULAR	54

C H A N G E  O F  C O N T R O L

NAME	RESTRICTED SHARE UNITS PLAN(1) ($)	STOCK OPTIONS(2) ($)	TOTAL ($)
Claude Mongeau	1,146,800	679,992	1,826,792
Luc Jobin	–	–	–
Keith E. Creel	1,146,800	545,847	1,692,647
Sean Finn	802,760	352,953	1,155,713

(1)
NEOs would be eligible to immediate vesting following a change of control for restricted share units granted prior to March 4, 2008. Any payout would be conditional upon meeting the plan’s performance vesting conditions and a minimum share price condition. The value shown assumes that performance targets would be met for each of the awards and would trigger 100% vesting of the units. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2009 on the TSX (CAD$57.34). For restricted share units granted since March 4, 2008, accelerated vesting would occur if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2)
NEOs would be eligible to immediate vesting following a change of control for options granted in 2006, 2007 and in 2008, before March 4, 2008. The value shown is equal to the number of options that would vest multiplied by the difference between the closing price of the common shares on December 31, 2009 and the exercise price, converted using the December 31, 2009 (1.0510) exchange rate for U.S. dollar denominated options. For stock options granted since March 4, 2008, accelerated vesting would occur if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

Currency Exchange Information

Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars has been converted using the following currency exchange rates.

	Exchange rate used	Actual rate 1 USD = X CAD
• Salary	Average rate during the year	2009:	1.1420
• All other compensation		2008:	1.0660
• Annual incentive plan	When bonus is earned i.e., December 31	December 31, 2009:	1.0510
		December 31, 2008:	1.2180
• Pension value	December 31	December 31, 2009:	1.0510
• Value of unexercised in-the-money options		December 31, 2008:	1.2180
• Market value of share-based awards that have not vested
• Non-equity incentive plan compensation – Value earned during the year
• Termination scenarios – incremental costs
• Option-based awards – Value vested during the year	Actual vesting date of the grants made on:
	• January 24, 2008	• January 24, 2009:	1.2312
	• January 25, 2007	• January 25, 2009:	1.2312
	• June 11, 2007	• June 11, 2009:	1.1032
	• January 27, 2006	• January 27, 2009:	1.2263
	• January 28, 2005	• January 28, 2009:	1.2152

CN MANAGEMENT INFORMATION CIRCULAR	55

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2009, certain information with respect to the Company’s Management Long-Term Incentive Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (CAD$)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by securityholders	11,497,210	31.05	12,332,247
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,497,210	31.05	12,332,247

Indebtedness of Directors and Executive Officers

As of February 26, 2010, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2009 was approximately CAD$2,087,443 for the 12 months ending September 30, 2010. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2009 was approximately CAD$258,250 for the 12 months ending September 30, 2010. The directors and officers excess liability insurance is not subject to any deductible.

Shareholder Proposals

Shareholder proposals to be considered at the 2011 annual meeting of shareholders must be received at the head office of the Company no later than December 3, 2010, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 2, 2010

CN MANAGEMENT INFORMATION CIRCULAR	56

SCHEDULE “A” –
MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s strategy
•
adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management
•
choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

•	ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN;
•
taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues
•	monitoring the size and composition of the Board to favour effective decision-making;
•	taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;
•
monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

•
taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
•	approving the list of Board nominees for election by shareholders and filling Board vacancies;
•	adopting and reviewing orientation and continuing education programs for directors;
•	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D.	Monitoring financial matters and internal controls
•
monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;
(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;
(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and
(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;
•	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

CN MANAGEMENT INFORMATION CIRCULAR	57

E.	Monitoring Pension Fund matters
•
monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);

•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters
•	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

CN MANAGEMENT INFORMATION CIRCULAR	58

SCHEDULE “B” – REPORTS OF THE COMMITTEES

The following are reports of each Board committee as of December 31, 2009. These reports provide details on the activities of each committee but are not meant to be exhaustive.

Report of the Audit Committee

Members: D. Losier (Chair), M.R. Armellino, H.J. Bolton, G.D. Giffin, R. Pace

2009 HIGHLIGHTS

In 2009, the Audit Committee, in accordance with its mandate:

Financial Information
•	reviewed and approved the 2008 annual and 2009 quarterly results, management’s discussion and analysis (MD&A) and the earnings press releases of the Company;
•	reviewed the external auditors’ report on the consolidated financial statements of the Company;
•	benchmarked quarterly results to those of other major railroads;
•	reviewed financial information contained in the 2008 Annual Information Form, 2009 Management Proxy Circular and other reports requiring Board approval;
•	reviewed and assessed procedures in place for the review of the Company’s disclosure of financial information derived from the Company’s financial statements;
•	reviewed and approved Audit Committee Report and other information appearing in the 2009 Management Information Circular;
•	reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues;
•	reviewed the compliance of management’s certification of financial reports with applicable legislation;
•
reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles methods; and
•	reviewed financial statements for CN’s pension plans with the independent auditors and responsible officers.

Internal Auditors
•	reviewed and approved the internal audit plan; and
•	monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members.

External Auditors
•	reviewed and approved the results of the external audit;
•	recommended to the Board the appointment and terms of engagement of the Company’s external auditors;
•	evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors;
•	approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors;
•
determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; and

•	reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors.

Risk Management
•	reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage, delegation of financial authority, and information technology risk management; and
•	assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

Internal Control
•	received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; and
•
reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Audit Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2010.

Other
•	made recommendations to the Board with respect to the declaration of dividends.

Submitted by the members of the Audit Committee.

CN MANAGEMENT INFORMATION CIRCULAR	59

Report of the Finance Committee

Members: A.C. Baillie (chair), M.R. Armellino, G.D. Giffin, V.M. Kempston Darkes, E.C. Lumley

2009 HIGHLIGHTS

In 2009, the Finance Committee, in accordance with its mandate:

Financial Policies
•	made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company;
•	reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial hedging, investment and credit; and
•	reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies.

Financing
•	reviewed prospectuses, offering memoranda and other financing documents, as well as parameters of debt financings;
•	reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure and credit facilities; and
•	reviewed Treasury activities.

Financial Activities
•	recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit;
•	reviewed and recommended a debt tender offer;
•
reviewed significant capital and other expenditures, such as the completion of rebuilding improvements to Harrison Yard (formerly Johnston Yard), sales and leases of assets and related party transactions, as well as projected and actual returns from investments;

•
oversaw post audits of significant capital projects approved by the Board, including material acquisitions, and post audits carried out by the internal auditors or the external auditors, and reviewed their reports; and

•	reviewed and recommended to the Board the sale of the Lower Newmarket Subdivision to Metrolink.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Finance Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2010.

Submitted by the members of the Finance Committee.

Report of the Corporate Governance and Nominating Committee

Members: D.G.A. McLean (chair), H.J. Bolton, E.E. Holiday, D. Losier, R. Pace

2009 HIGHLIGHTS

In 2009, the Corporate Governance and Nominating Committee, in accordance with its mandate:

Composition of the Board and its Committees
•	monitored the size and composition of the Board, including recommending a reduction in its size and assisted the Board in determining Board Committee size, composition and mandate;
•	reviewed directors’ independence, financial literacy and areas of expertise; and
•	reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs.

Performance of the Board and its Committees
•
reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, peer and Chair evaluation process and the development of Management Information Circular questionnaires.

Director Compensation
•	recommended to the Board remuneration of the Board Chair, the Committee chairs and non-executive directors.

Continuing Education for Directors
•	monitored and reviewed the Company’s orientation and continuing education programs for directors.

Corporate Governance Initiatives
•	reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of corporate governance guidelines in accordance with applicable rules and regulations;
•	led the annual review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices;
•	reviewed procedures for meeting the Board’s information needs, including formal and informal access to executive management;
•	monitored developments, proposed changes and changes to securities law, disclosure and other regulatory requirements;
•	reviewed Annual Report of CN Ombudsman; and
•
monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations and Public Affairs Program, including recommending to the Board an update to the Communications Policy.

CN MANAGEMENT INFORMATION CIRCULAR	60

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee.

Submitted by the members of the Corporate Governance and Nominating Committee.

Report of the Human Resources and Compensation Committee

Members: R. Pace (Chair), A.C. Baillie, H.J. Bolton, G.D. Giffin, E.E. Holiday, E.C. Lumley, D.G.A. McLean

2009 HIGHLIGHTS

In 2009, the Human Resources and Compensation Committee, in accordance with its mandate:

Succession Planning
•	oversaw and monitored CEO succession, transition and compensation matters, in anticipation of Mr. Harrison’s retirement and Mr. Mongeau’s assumption of President and CEO office as of January 1, 2010;
•	closely monitored and participated in CFO succession and compensation matters in relation to Mr. Jobin’s appointment as Executive Vice-President and CFO as of June 1, 2009;
•	reviewed the mechanisms in place regarding succession planning for the position of President and CEO; and
•	reviewed the succession planning systems and policies for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding executives.

President and Chief Executive Officer Compensation
•
reviewed corporate goals and objectives relevant to the President and the CEO, evaluated the President and the CEO’s performance based on those goals and objectives and recommended the President and the CEO’s compensation based on this evaluation, for approval by Independent Board members; and

•	developed 2010 performance objectives in conjunction with incoming President and CEO.

Appointment of Executive Management
•	recommended appointment of executive management and approved the terms and conditions of their appointment and termination or retirement.

Executive Compensation
•
reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation, including a thorough executive compensation and perquisites policy review leading to a recommendation to the Board of a change in total compensation positioning;

•	reviewed the Voluntary Incentive Deferral Plan;
•	examined and reviewed each element of executive compensation and reported on compensation practices;
•	closely monitored bonus outlook in prevision of bonus payouts as well as RSU vesting outlook; and
•	reviewed and recommended proposed 2010 bonus targets.

Executive Compensation Disclosure
•	produced for review and approval by the Board a report on executive compensation for inclusion in the 2009 Management Information Circular.

Compensation Philosophy
•	maintained the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; and
•
recommended revisions to the Company’s policy relating to the positioning of total direct compensation of executives, effective January 1, 2010, with the implementation of such revised compensation policy over a two year period.

Pension Plans
•	reviewed and monitored the financial position of CN’s pension plans.

Human Resources Initiatives
•	monitored pension and strategic labour and social issues.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2010.

Submitted by the members of the Human Resources and Compensation Committee.

CN MANAGEMENT INFORMATION CIRCULAR	61

Report of the Environment, Safety and Security Committee

Members: V.M. Kempston Darkes (Chair), A.C. Baillie, E.E. Holiday, E.C. Lumley, D.G.A. McLean

2009 HIGHLIGHTS

In 2009, the Environment, Safety and Security Committee, in accordance with its mandate:

Environmental, Health and Safety Audits
•	oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines;
•	reviewed environmental, health and safety audits and assessments of compliance, taking all reasonable steps to ensure that the Company is exercising due diligence;
•	reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; and
•	reviewed all significant safety and security matters.

Accounting Accrual
•	monitored accounting accrual for environmental costs in conjunction with the Audit Committee.

Environmental Investigations and Judgments
•
obtained reports on a timely basis in respect of all notices, complaints, investigations and proceedings by governmental authorities, and all judgments and orders in respect of environmental, safety and security matters.

Other
•	kept abreast of Canadian and US environmental and safety regulatory developments of importance to the Company.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2010.

Submitted by the members of the Environment, Safety and Security Committee.

Report of the Strategic Planning Committee

Members: M.R. Armellino (Chair), A.C. Baillie, H.J. Bolton, G.D. Giffin, E.H. Harrison, E.E. Holiday, V.M. Kempston Darkes, D. Losier, E.C. Lumley, D.G.A. McLean, C. Mongeau, R. Pace

2009 HIGHLIGHTS

In 2009, the Strategic Planning Committee, in accordance with its mandate:

Strategic Direction
•	obtained regular briefings on strategic and financial issues; and
•	reviewed and approved the Company’s strategic direction, including its 2009-2011 business plan and 2009 capital budgets.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Strategic Planning Committee.

Submitted by the members of the Strategic Planning Committee.

CN MANAGEMENT INFORMATION CIRCULAR	62

Report of the Investment Committee of CN’s Pension Trust Funds

Members: E.C. Lumley (Chair), M.R. Armellino, A.C. Baillie, E.E. Holiday, V.M. Kempston Darkes, D. Losier, D.G.A. McLean, R. Pace

2009 HIGHLIGHTS

In 2009, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate:

Investment Division
•	reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures;
•	reviewed and approved changes to the Statement of Investment Policies and Procedures for CN’s pension plans;
•	reviewed and approved the Investment Strategy of the CN Investment Division;
•	reviewed and approved the annual budget of the CN Investment Division; and
•	reviewed and approved the CN Investment Incentive Plan and award payouts thereunder.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Investment Committee of CN’s Pension Trust Funds.

Submitted by the members of the Investment Committee of CN’s Pension Trust Funds.

CN MANAGEMENT INFORMATION CIRCULAR	63

Mixed Sources Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SGS-COC-005437 www.fsc.org © 1996 Forest Stewardship Council

The Forest Stewardship Council (FSC) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

Printed in Canada

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9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Tuesday, April 27, 2010

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1 and 2 and in favour of Management’s proposals generally.

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Proxies submitted must be received by 5:00 pm (Eastern Daylight Time), on April 26, 2010.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00PRFB

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, Claude Mongeau	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at Le Windsor, Salon Windsor, First Floor, 1170 Peel Street, Montréal, Quebec, on Tuesday, April 27, 2010 at 10:00 am (Eastern Daylight Time), and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1 and 2 below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold

01. Michael R. Armellino		05. Edith E. Holiday			09. David G.A. McLean			---
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02. A. Charles Baillie		06. V. Maureen Kempston Darkes			10. Claude Mongeau

03. Hugh J. Bolton		07. The Hon. Denis Losier			11. Robert Pace

04. Ambassador Gordon D. Giffin		08. The Hon. Edward C. Lumley

							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

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Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.
Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly financial reports and MD&A.
Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

0 3 0 7 9 9	A R 2	C N R Q	+

00PRGD

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ready for the recovery	2009 ANNUAL REPORT

Contents

1	A message from the Chairman	Except where otherwise
2	A message from Claude Mongeau	indicated, all financial
4	CN’s business	information reflected in
6	Board of Directors	this document is expressed
7	Financial Section (U.S. GAAP)	in Canadian dollars and
80	Corporate Governance	determined on the basis
81	Shareholder and investor information	of United States gener-
ally accepted accounting
principles (U.S. GAAP).

Certain information included in this annual report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. Implicit in these statements, particularly in respect of growth opportunities, is the Company’s assumption that there will be a gradual recovery in the North American economy, that global economic conditions will improve and that long-term growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiatio ns and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

A message from the Chairman

Dear fellow shareholders As part of the Board’s succession plan for executive management we announced on April 21, 2009, our selection of Claude Mongeau to succeed E. Hunter Harrison as President and Chief Executive Officer upon his retirement, effective January 1, 2010.

Claude is an exceptional executive and leader. He is one of the key architects of CN’s industry-leading financial performance and the prime strategist behind the highly successful rail acquisitions that have extended CN’s reach throughout North America and made it a key industry player.

The announcement began an orderly period of leadership transition at CN that is intended to maintain the company’s position as an industry leader and continue to create value for customers and shareholders. Hunter and Claude worked very closely together to ensure a seamless transition at year-end. Supported by an outstanding executive team and thousands of committed railroaders, we are confident that Claude will build on the many successes achieved by CN to date and lead CN to its full potential. We welcome him to the helm of a great railroad.

On behalf of CN’s Board of Directors, I extend my gratitude to  Hunter for  the exemplary leadership and service  that he has  provided  to this company. His ground-breaking  Precision Railroading is the operating model that helped CN become the most efficient railroad in North America. His tireless dedication to training the next generation of railroaders leaves this company well positioned for the future.

As always, our success will also depend on our absolute dedication to maintaining and improving upon Board practices and policies that ensure the highest standards of ethical business principles. In keeping with our commitment to good corporate governance, the Board approved a revised Code of Business Conduct for all employees and CN Directors in 2009. It reinforces the idea that “doing the right thing” is simply the CN way of doing business.

As we look forward, our Board is very optimistic about the future of this great company. We believe our new management team is well positioned to deliver strong shareholder value on a long-term basis.

“ ... well positioned
to deliver strong
shareholder
value on a long-
term basis.”

Sincerely,

“DAVID McLEAN”
(signed)

David McLean, O.B.C., LL.D.
Chairman of the Board

U.S. GAAP	Canadian National Railway Company	1

A message from Claude Mongeau

Dear fellow shareholders In my first annual report letter to shareholders as President and CEO of CN, I want to acknowledge how excited, yet humbled I am by the confidence shown in me by our Board of Directors. I am privileged to succeed two outstanding leaders in Paul M. Tellier and E. Hunter Harrison, who played pivotal roles in CN’s remarkable transformation journey. I was part of Paul’s team when we started this journey, with our IPO in 1995 as the company’s first great milestone. Hunter, a visionary and pioneer in the industry, guided CN to new heights of performance and efficiency with his innovative Precision Railroading model. He is widely recognized as one of the most important railroaders of our generation, but I also see Hunter as a transformational leader. His passion and drive have become part of CN’s DNA.

“The steps we took
in anticipation
of the economic
downturn, and
our subsequent
adjustments,
demonstrated
great agility.”

CN’s business model

We have seen the power of CN’s business model in good times, and now we’ve seen how it helped us shine in the tough year that was 2009. The steps we took in anticipation of the economic downturn, and our subsequent adjustments, demonstrated great agility. We played to our strengths, partnering with customers and focusing on the operational excellence that forms the foundation  of our business.

The recession forced us to go deep and examine every opportunity  for improved performance, which is in keeping with our culture of  constantly innovating and our persistence in continuously getting  better. One innovative idea that emerged in 2009 was a new train  operating design for our busy Toronto-Winnipeg corridor. It featured  the fleeting of over-siding trains in both directions, an operational tactic that schedules trains leaving in one direction close together in time before having trains start in the opposite direction, minimizing train delays and improving efficiency. This example was not a dramatic change, but the cumulative effect of our relentless fine-tuning of operations across the system was powerful. With improvements in car velocity, train speed, trip plan compliance – the measure of our on-time performance – and reduced yard dwell, we were able to serve customers more efficiently than ever, at a time when efficient service was especially important.

Our strategic agenda

We continued to deliver on our strategic agenda, completing our acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company (EJ&E) in

U.S. GAAP	Canadian National Railway Company	2

“The CN success
story started
15 years ago, and
there is no ending in sight.”

January 2009. The integration of the EJ&E was flawless and  we continue to fulfill our commitments to the communities  along the line. Using the EJ&E to bypass the congestion in  Chicago will drive greater efficiency along the corridor serving our gateway to the mid-USA from Asia. This vital trade  route is complemented by the culmination in 2009 of the US$100 million refurbishing of our yard in Memphis, one of the key freight destination points for CN and distribution centres in the United States.

Solid results, a bright future

In spite of the global economic turmoil, in 2009 we delivered solid results to shareholders, and entered the new year with a strong balance sheet, after achieving revenues of $7,367 million, net income of $1,854 million, diluted earnings per share of $3.92 and free cash flow of $790 million. Our industry leading operating ratio for 2009 was 67.3 per cent. And we increased our dividend for the 14th consecutive year in January 2010.

Over the years, we have expanded our franchise to become a genuine North American leader. I am very mindful of our legacy, which I feel a great responsibility to protect.

The challenge for CN’s Leadership Team, and the 22,000 talented railroaders across our network who make it all happen, is to take this great franchise to a new level.

As I look to the future, I am more confident than ever in our ability to leverage the expected gradual economic recovery to accommodate growth, partnering with our customers to help rebuild and develop their markets. There are sizable opportunities in our long-established business markets, such as intermodal and bulk. New business prospects are also emerging, including support for Canada’s oil sands industry through transportation and transloading as well as in sustainable energy initiatives, such as wood pellets and biodiesel.

The CN success story started 15 years ago, and there is no ending in sight. With more goods to be moved and more need for environmentally responsible solutions, CN has never been better positioned to play a leadership role in the transportation world.

“CLAUDE MONGEAU”
(signed)

Claude Mongeau
President and CEO

U.S. GAAP	Canadian National Railway Company	3

CN’s business

Our franchise

CN’s unique North American franchise features a coast-to-coast-to-coast network with great capacity for growth and a balanced portfolio, without any of our commodity groups accounting for more than 18 per cent of revenues in 2009.

Our business model

CN’s business model, based on our innovative Precision Railroading approach, reflects the strong link between customer and shareholder value. Providing industry-leading and cost-effective customer service is one of the objectives of Precision Railroading. The model powers CN’s ability to seek out and accommodate top line growth at low incremental costs. Precision Railroading centres on what customers are most concerned about – the timely and safe delivery of their cars or containers, not the train that carries them. By focusing on continuously improving all of the processes that contribute to delivering the customer’s goods, CN became the most efficient and productive railroad in North America.

Enhancing CN’s asset utilization is one of the company’s guiding principles. Among our initiatives to improve productivity are increasing our fuel and locomotive efficiency, speeding up car velocity, and optimizing train length. Operating longer and more efficient trains, frequently 10,000 feet or more, is a key component of CN’s Precision Railroading model. Over the past 10 years, in addition to the installation of new sidings, CN has invested approximately $325 million to extend a significant number of sidings across its network, resulting in faster, more reliable service for customers.

A focus for CN in 2010 is enhancing the “first mile–last mile” activities for handling customer loads. This approach fosters closer working relationships with customers and providing ways to improve the processes at the origin and destination points for delivering shipments.

As well, the company continues to improve the performance of its yards, such as in the integration of the Elgin, Joliet & Eastern’s Kirk Yard in Gary, Indiana, rolling out SmartYard, removing the hump from Walker Yard in Edmonton and completing in 2009 the US$100 million multi-year construction project to reconfigure and modernize its Memphis rail classification yard. Memphis, a major freight distribution hub, is the gateway to the company’s rail operations in the Gulf region. The project transformed an aged, inefficient rail yard into a

U.S. GAAP	Canadian National Railway Company	4

state-of-the-art, effectively designed major terminal. The yard was subsequently renamed in honour of our former CEO E. Hunter Harrison.

Our growth opportunities

As the expected gradual economic recovery occurs, CN is prepared for and will pursue a wide variety of growth opportunities. These range from lumber to metals and chemicals. Other prospects include oil sands activities in Alberta, Illinois basin coal, and a new iron nugget plant in Minnesota, among others.

On the merchandise side, opportunities stem from an expected increase in North American industrial production, a turnaround in automotive production and gradual improvement in housing and related segments. In bulk commodities, record U.S. corn and soy bean crops augur well. And for intermodal, an anticipated progressive recovery in domestic markets and continued growth at Prince Rupert offer increased revenue potential.

CN also continues to find growth opportunities through integrated transportation solutions. For example, handling jet fuel at our CargoFlo facilities, leveraging our network of automotive compounds to facilitate vehicle distribution across North America, and providing door-to-door service for our domestic intermodal customers.

CN is expanding its business of transporting sustainable energy products, which include biodiesel, ethanol, wind turbine components and wood pellets. As North America’s largest mover of forest products, CN hauled more than 800,000 tons of wood pellets in 2009 and sees more opportunities in the future for this “green” source of heating energy. Wood pellets, made from waste wood such as wood shavings and sawdust, are carbon neutral and do not contribute to global warming. North American consumption is expected to exceed 3.3 million tons in 2010.

Delivering Responsibly

CN understands that long-term success is connected to a sustainable and viable future. That is why we are committed to the safety of our employees and the public, building stronger communities, supplying customer value and providing a great place to work. These actions represent what CN stands for and contribute to driving shareholder value. Our sustainability activities are outlined in an on-line vehicle we call Delivering Responsibly, which can be found on our website: www.cn.ca.

U.S. GAAP	Canadian National Railway Company	5

Board of Directors As at February 15, 2010

David G.A. McLean, O.B.C., LL.D.	Hugh J. Bolton, FCA	The Honourable	Directors Emeritus
Chairman of the Board	Chairman of the Board	Denis Losier, P.C., LL.D.	Purdy Crawford
Canadian National Railway Company	EPCOR Utilities Inc.	President and	J.V. Raymond Cyr
Chairman of the Board and	Committees: 1, 3, 6, 7	Chief Executive Officer	James K. Gray
Chief Executive Officer		Assumption Life	Cedric Ritchie
The McLean Group	Ambassador Gordon D. Giffin	Committees: 1*, 3, 7, 8
Committees: 3*, 4, 5, 6, 7, 8	Senior Partner		Committees:
	McKenna Long & Aldridge	The Honourable	1 Audit
Claude Mongeau	Committees: 1, 2, 4, 6, 7	Edward C. Lumley, P.C., LL.D.	2 Finance
President and		Vice-Chairman	3 Corporate governance and nominating
Chief Executive Officer	Edith E. Holiday	BMO Capital Markets	4 Donations
Canadian National Railway Company	Corporate Director and Trustee	Committees: 2, 5, 6, 7, 8*	5 Environment, safety and security
Committees: 4*, 7	Former General Counsel		6 Human resources and compensation
	United States Treasury	Robert Pace	7 Strategic planning
Michael R. Armellino, CFA	Department	President and	8 Investment
Retired Partner	Secretary of the Cabinet	Chief Executive Officer	* denotes chairman of the committee
The Goldman Sachs Group, LP	The White House	The Pace Group
Committees: 1, 2, 7*, 8	Committees: 3, 5, 6, 7, 8	Committees: 1, 3, 6*, 7, 8

A. Charles Baillie, O.C., LL.D.	V. Maureen Kempston Darkes, O.C., D.Comm., LL.D.
Former Chairman and	Retired Group Vice-President
Chief Executive Officer	General Motors Corporation
The Toronto-Dominion Bank	and President GM Latin America, Africa
Committees: 2*, 5, 6, 7, 8	and Middle East
Committees: 2, 5*, 7, 8

Chairman of the Board and Select Senior Officers of the Company As at February 15, 2010

David G.A. McLean	Russell Hiscock	Sean Finn	Robert E. Noorigian
Chairman of the Board	President and	Executive Vice-President	Vice-President
	Chief Executive Officer	Corporate Services and	Investor Relations
Claude Mongeau	CN Investment Division	Chief Legal Officer
President and			Jean-Jacques Ruest
Chief Executive Officer	Mike Cory	Stan Jablonski	Executive Vice-President and
	Senior Vice-President	Senior Vice-President	Chief Marketing Officer
	Western Region	Sales
Jim Vena
	Keith Creel	Luc Jobin	Senior Vice-President Southern Region
	Executive Vice-President and	Executive Vice-President and
	Chief Operating Officer	Chief Financial Officer

	Sameh Fahmy	Jeff Liepelt
	Senior Vice-President	Senior Vice-President
	Engineering, Mechanical and	Eastern Region
Supply Management
Kim Madigan
Vice-President
Human Resources

U.S. GAAP	Canadian National Railway Company	6

Financial Section (U.S. GAAP)

Contents

8	Selected Railroad Statistics
9	Management’s Discussion and Analysis
46	Management’s Report on Internal Control over Financial Reporting
46	Report of Independent Registered Public Accounting Firm
47	Report of Independent Registered Public Accounting Firm
48	Consolidated Statement of Income
49	Consolidated Statement of Comprehensive Income
50	Consolidated Balance Sheet
51	Consolidated Statement of Changes in Shareholders’ Equity
52	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements
53	1 Summary of significant accounting policies
55	2 Accounting changes
56	3 Acquisitions
57	4 Accounts receivable
58	5 Properties
59	6 Intangible and other assets
59	7 Accounts payable and other
59	8 Other liabilities and deferred credits
60	9 Long-term debt
61	10 Capital stock
62	11 Stock plans
65	12 Pensions and other postretirement benefits
70	13 Other income
70	14 Income taxes
72	15 Segmented information
72	16 Earnings per share
73	17 Major commitments and contingencies
76	18 Financial instruments
78	19 Accumulated other comprehensive loss
79	20 Subsequent events
79	21 Comparative figures

U.S. GAAP	Canadian National Railway Company	7

Selected Railroad Statistics (1)

Year ended December 31,	2009	2008	2007
Statistical operating data
Rail freight revenues ($ millions)	6,632	7,641	7,186
Gross ton miles (GTM) (millions)	304,690	339,854	347,898
Revenue ton miles (RTM) (millions)	159,862	177,951	184,148
Carloads (thousands)	3,991	4,615	4,744
Route miles (includes Canada and the U.S.)	21,094	20,961	20,421
Employees (end of year)	21,501	22,227	22,696
Employees (average for the year)	21,793	22,695	22,389

Productivity
Operating ratio (%)	67.3	65.9	63.6
Rail freight revenue per RTM (cents)	4.15	4.29	3.90
Rail freight revenue per carload ($)	1,662	1,656	1,515
Operating expenses per GTM (cents)	1.63	1.64	1.44
Labor and fringe benefits expense per GTM (cents)	0.56	0.49	0.49
GTMs per average number of employees (thousands)	13,981	14,975	15,539
Diesel fuel consumed (US gallons in millions)	327	380	392
Average fuel price ($/US gallon)	2.12	3.39	2.40
GTMs per US gallon of fuel consumed	932	894	887

Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.78	1.78	1.87
Accident rate per million train miles (2)	2.27	2.58	2.73

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

U.S. GAAP	Canadian National Railway Company	8

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2009 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,100 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2009, no individual commodity group accounted for more than 18% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 24% from Canadian domestic traffic and 29% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 15 – Segmented information, to the Company’s 2009 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on investment, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency, and quality and level of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on investment, CN seeks to deliver increased shareholder value. For 2010, the Company’s Board of Directors has approved an increase of 7% to the quarterly dividend to common shareholders, from $0.2525 to $0.27, and the initiation of a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

CN has a unique business model, which is anchored on five corporate values: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Employees are encouraged to share these values and promote them in their day-to-day work. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision Railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

U.S. GAAP	Canadian National Railway Company	9

Management’s Discussion and Analysis

Although many industries, including transportation, have been impacted by the recent economic conditions, the basic driver of the Company’s business remains intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.

As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed certain cost-reduction measures. However, at this time, it appears that several of the Company’s markets may have hit bottom. The productivity gains earned during 2009 position the Company well for the anticipated gradual recovery in traffic. However, to continue to meet its long-term business plan objectives, the Company’s focus remains on top-line growth through its pricing-to-value strategy and on opportunities that extend beyond the business cycle, such as market share gains versus truck; commodities related to oil and gas development in western Canada; the Prince Rupert Intermodal Terminal; opportunities in the bulk sector, such as Illinois basin coal; and the expansion of its non-rail services.

To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and complementary non-rail service offerings; and its superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway and pursue strategic initiatives to improve its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is improved through the use of locomotives equipped with “distributed power,” which allows the Company to run longer, more efficient trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, offers train-mile savings, allows for efficient long-train operations and, reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.

CN’s capital programs support the Company’s commitment to the five corporate values and its ability to grow the business profitably. In 2010, CN plans to invest approximately $1.5 billion on capital programs, of which close to $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for its recently acquired Elgin, Joliet and Eastern Railway Company (EJ&E) property. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2010, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 49 new high-horsepower locomotives. CN also expects to spend approximately $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

The Company also invests in various strategic initiatives to expand the scope of its business. A key initiative was the acquisition of the EJ&E lines in 2009, which will drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion. To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its com mercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

U.S. GAAP	Canadian National Railway Company	10

Management’s Discussion and Analysis

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan, which is fully supported by senior management, is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.

Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy. Particularly in 2009, the Committee was actively focused on succession and transition and will maintain this oversight role into 2010 as the new President and Chief Executive Officer and his management team take over the helm.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that several of the Company’s markets may have hit bottom; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected 2010 capital spending program.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities and markets served by the Company having hit bottom
•  Gradual recovery in the North American economy
•  Improving global economic conditions
•  Long-term growth opportunities being less affected by current economic conditions
•  Improving production rates in specific industries
•  Improving carload traffic

Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and 2010 capital spending
•  Gradual recovery in the North American economy
•  Improving global economic conditions
•  Adequate credit ratios
•  Investment grade credit rating
•  Access to capital markets
•  Adequate cash generated from operations

Statements relating to the 2010 pension contributions	• Reasonable level of funding as determined by actuarial valuations • Adequate return on investment on pension plan assets

U.S. GAAP	Canadian National Railway Company	11

Management’s Discussion and Analysis

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/ or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2009	2008	2007
Financial results
Revenues	$7,367	$8,482	$7,897
Operating income (1)	$2,406	$2,894	$2,876
Net income (1) (2) (3) (4)	$1,854	$1,895	$2,158
Operating ratio (1)	67.3%	65.9%	63.6%
Basic earnings per share (1) (2) (3) (4)	$3.95	$3.99	$4.31
Diluted earnings per share (1) (2) (3) (4)	$3.92	$3.95	$4.25
Dividend declared per share	$1.01	$0.92	$0.84

Financial position
Total assets	$25,176	$26,720	$23,460
Total long-term financial liabilities	$12,706	$14,269	$11,693
Statistical operating data and productivity measures (5)
Employees (average for the year)	21,793	22,695	22,389
Gross ton miles (GTM) per average number of employees (thousands)	13,981	14,975	15,539
GTMs per US gallon of fuel consumed	932	894	887

(1)	The 2009 figures include $49 million, or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.

(2)
The 2009 figures include gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(3)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) resulted from the enactment of corporate income tax rate changes in Canada and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

(4)
The 2007 figures include a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada; and the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway (EWS) of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(5)	Based on estimated data available at such time and subject to change as more complete information becomes available.

U.S. GAAP	Canadian National Railway Company	12

Management’s Discussion and Analysis

Financial results

2009 compared to 2008

In 2009, net income was $1,854 million, a decrease of $41 million, or 2%, when compared to 2008, with diluted earnings per share decreasing 1% to $3.92.

The Company’s results of operations, particularly in 2009, were affected by significant weakness across markets due to economic conditions, while 2008 was also marked by severe weather conditions in the first quarter. It appears though that several of the Company’s markets may have hit bottom. The 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.

Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) was due to the enactment of corporate income tax rate changes in Canada, and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in an increase of approximately $25 million ($0.05 per basic or diluted share) to net income in 2009.

Revenues for the year ended December 31, 2009 decreased by $1,115 million, or 13%, to $7,367 million, mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies, and a reduction in the fuel surcharge due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

For the year ended December 31, 2009, operating expenses decreased by $627 million, or 11%, to $4,961 million, mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses.

The operating ratio, defined as operating expenses as a percentage of revenues, was 67.3% in 2009, compared to 65.9% in 2008, a 1.4-point increase.

U.S. GAAP	Canadian National Railway Company	13

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated Year ended December 31,	2009	2008	% Change
Rail freight revenues	$6,632	$7,641	(13%)
Other revenues	735	841	(13%)
Total revenues	$7,367	$8,482	(13%)
Rail freight revenues
Petroleum and chemicals	$1,260	$1,346	(6%)
Metals and minerals	728	950	(23%)
Forest products	1,147	1,436	(20%)
Coal	464	478	(3%)
Grain and fertilizers	1,341	1,382	(3%)
Intermodal	1,337	1,580	(15%)
Automotive	355	469	(24%)
Total rail freight revenues	$6,632	$7,641	(13%)
Revenue ton miles (RTM) (millions)	159,862	177,951	(10%)
Rail freight revenue/RTM (cents)	4.15	4.29	(3%)
Carloads (thousands)	3,991	4,615	(14%)
Rail freight revenue/carload (dollars)	1,662	1,656	-

Revenues for the year ended December 31, 2009 totaled $7,367 million compared to $8,482 million in 2008. The decrease of $1,115 million was mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies; and a reduction in the fuel surcharge in the range of $725 million due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. During the first nine months of the year, the Company experienced a $370 million positive translation impact of the weaker Canadian dollar that was offset in the fourth quarter by a negative translation impact of approximately $145 million as a result of the strengthened Canadian dollar. This effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow.

In 2009, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 10% relative to 2008. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 3% when compared to 2008, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,260	$1,346	(6%)
RTMs (millions)	29,381	32,346	(9%)
Revenue/RTM (cents)	4.29	4.16	3%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2009, revenues for this commodity group decreased by $86 million, or 6%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, reduced volumes for chemical products due to weakness in industrial production, and reduced sulfur shipments. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and increased shipments related to the acquisition of the EJ&E. Revenue per revenue ton mile increased by 3% in 2009, mainly due to freight rate increases; the positive translation impact of the weaker Canadian dollar; and a decrease in the average length of haul, particularly in the second half of 2009; that were partly offset by the impact of a lower fuel surcharge.

U.S. GAAP	Canadian National Railway Company	14

Management’s Discussion and Analysis

Metals and minerals

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$728	$950	(23%)
RTMs (millions)	12,994	17,953	(28%)
Revenue/RTM (cents)	5.60	5.29	6%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2009, revenues for this commodity group decreased by $222 million, or 23%, when compared to 2008. The decrease was mainly due to weakness in the steel industry, which reduced shipments of steel products and iron ore; the impact of a lower fuel surcharge; and weakness in the construction industry. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile increased by 6% in 2009, mainly due to freight rate increases and the positive translation impact of the weaker Canadian dollar that were partly offset by the impact of a lower fuel surcharge.

Forest products

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,147	$1,436	(20%)
RTMs (millions)	27,594	33,847	(18%)
Revenue/RTM (cents)	4.16	4.24	(2%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the year ended December 31, 2009, revenues for this commodity group decreased by $289 million, or 20%, when compared to 2008. The decrease was mainly due to lower volumes from overall weak demand that resulted in several customer mill closures and production curtailments and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile decreased by 2% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

U.S. GAAP	Canadian National Railway Company	15

Management’s Discussion and Analysis

Coal

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$464	$478	(3%)
RTMs (millions)	14,805	14,886	(1%)
Revenue/RTM (cents)	3.13	3.21	(2%)

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. For the year ended December 31, 2009, revenues for this commodity group decreased by $14 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge and reduced shipments of metallurgical coal from Canadian mines in the first half of 2009. These factors were partly offset by shipments related to the acquisition of the EJ&E, freight rate increases, the positive translation impact of the weaker Canadian dollar, and stronger volumes of Canadian export coal from new origins. Revenue per revenue ton mile decreased by 2% in 2009, largely due to the impact of a lower fuel surcharge that was partly offset by a decrease in the average length of haul, freight rate increases and the positive translation impact of the weaker Canadian dollar.

Grain and fertilizers

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,341	$1,382	(3%)
RTMs (millions)	40,859	42,507	(4%)
Revenue/RTM (cents)	3.28	3.25	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of thes e rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2009, revenues for this commodity group decreased by $41 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge; reduced shipments of potash in North America, particularly in the first half of 2009; and weak U.S. corn exports. These factors were partly offset by strong export volumes of grain through western Canadian ports, the positive translation impact of the weaker Canadian dollar, and freight rate increases. In addition, the negative impact of the Canadian Transportation Agency’s decision in 2008 to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 1% in 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases, that were partly offset by the impact of a lower fuel surcharge and an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	16

Management’s Discussion and Analysis

Intermodal
Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,337	$1,580	(15%)
RTMs (millions)	32,159	33,822	(5%)
Revenue/RTM (cents)	4.16	4.67	(11%)

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2009, revenues for this commodity group decreased by $243 million, or 15%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, lower shipments through the Port of Vancouver, and reduced domestic volumes. Partly offsetting these factors were higher volumes through the Port of Prince Rupert, freight rate increases, and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile decreased by 11% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Automotive

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$355	$469	(24%)
RTMs (millions)	2,070	2,590	(20%)
Revenue/RTM (cents)	17.15	18.11	(5%)

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2009, revenues for this commodity group decreased by $114 million, or 24%, when compared to 2008. The decrease was mainly due to significantly lower volumes of finished vehicles traffic and the impact of a lower fuel surcharge. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and the impact of a labor-related temporary curtailment in the operations of a CN-served customer that occurred in the second quarter of 2008. Revenue per revenue ton mile decreased by 5% in 2009, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul during the first half of the year, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Other revenues

Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations. In 2009, Other revenues amounted to $735 million, a decrease of $106 million, or 13%, when compared to 2008, mainly due to lower non-rail transportation services attributable to CN WorldWide activities that was partly offset by the positive translation impact of the weaker Canadian dollar.

U.S. GAAP	Canadian National Railway Company	17

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2009 amounted to $4,961 million, compared to $5,588 million in 2008. The decrease of $627 million, or 11%, in 2009 was mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses. During the first nine months of the year, the Company experienced a negative translation impact of the weaker Canadian dollar of approximately $255 million that was offset in the fourth quarter by a positive translation impact of approximately $85 million. This effect was experienced in all expense categories, although not explicitly stated in the discussions that follow.

					Percentage of revenues
In millions	Year ended December 31,	2009	2008	% Change	2009	2008
Labor and fringe benefits		$1,696	$1,674	(1%)	23.0%	19.7%
Purchased services and material		1,027	1,137	10%	13.9%	13.4%
Fuel		769	1,403	45%	10.4%	16.5%
Depreciation and amortization		790	725	(9%)	10.7%	8.6%
Equipment rents		284	262	(8%)	3.9%	3.1%
Casualty and other		395	387	(2%)	5.4%	4.6%
Total operating expenses		$4,961	$5,588	11%	67.3%	65.9%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $22 million, or 1%, in 2009 when compared to 2008. The increase was mainly due to higher stock-based compensation expense, the translation impact of the weaker Canadian dollar, lower pension income and increased health and welfare costs. Partly offsetting these factors was the impact of a reduced workforce and lower labor costs as a result of the decline in freight volumes.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $110 million, or 10%, in 2009 when compared to 2008. The decrease was mainly a result of reduced third-party non-rail transportation services, repairs and maintenance on equipment, contracted services, and discretionary costs, reflecting the decline in freight volumes as well as management’s cost-reduction initiatives. Partly offsetting these factors was the transl ation impact of the weaker Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $634 million, or 45%, in 2009 when compared to 2008. The decrease was primarily due to a lower average price for fuel, reduced freight volumes and productivity improvements, which were partly offset by the translation impact of the weaker Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. These expenses increased by $65 million, or 9%, in 2009 when compared to 2008. The increase was mainly due to the impact of net capital additions and the translation impact of the weaker Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $22 million, or 8%, in 2009 when compared to 2008. The increase was primarily due to lower car hire income due to fewer shipments offline and the translation impact of the weaker Canadian dollar. These factors were partly offset by reduced car hire expense from fewer foreign cars online and increased velocity; and reduced lease expense.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $8 million, or 2%, in 2009 when compared to 2008. The increase was mainly due to the EJ&E acquisition-related costs of $49 million, an increase in legal claims, the translation impact of the weaker Canadian dollar and higher property taxes in the U.S. These factors were partly offset by a higher reduction to the liability for U.S. personal injury claims in 2009 as compared to 2008 pursuant to annual actuarial studies; a lower bad debt expense; reduced travel-related expenses, reflecting management’s cost-reduction initiatives; and a reduction in the environmental expense.

U.S. GAAP	Canadian National Railway Company	18

Management’s Discussion and Analysis

Other

Interest expense: Interest expense increased by $37 million, or 10%, for the year ended December 31, 2009 when compared to 2008, mainly due to the impact of the weaker Canadian dollar on US dollar-denominated interest expense and interest on new debt issuances, that were partly offset by the benefit of repayments of commercial paper and matured Notes, as well as lower interest rates.

Other income: In 2009, the Company recorded Other income of $267 million compared to $26 million in 2008. The increase of $241 million was mainly due to the gains on sale of the Weston and Lower Newmarket subdivisions of $157 million and $69 million, respectively; a net foreign exchange gain in 2009 as compared to a loss in 2008; and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $407 million for the year ended December 31, 2009 compared to $650 million in 2008. Included in 2009 and 2008 were deferred income tax recoveries of $157 million and $117 million, respectively. Of the 2009 amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. The effective tax rate for 2009 was 18.0% compared to 25.5% in 2008. Excluding the deferred income tax recoveries discussed herein, the effective tax rates for 2009 and 2008 were 24.9% and 30.1%, respectively. The year-over-year decrease in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pretax income earned in lower-taxed jurisdictions and the impact of the favorable capital gains inclusion rate applied to the gains on sale of the Weston and Lower Newmarket subdivisions.

2008 compared to 2007

In 2008, net income was $1,895 million, a decrease of $263 million, when compared to 2007, with diluted earnings per share decreasing 7% to $3.95.

The Company’s results of operations in 2008 were affected by significant weakness in certain markets due to the economic environment and severe weather conditions in the first quarter. In 2007, in addition to weather conditions and operational challenges in the first half of the year, the Company was also affected by a first-quarter strike by 2,800 members of the United Transportation Union (UTU) in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share). Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior y ears; $23 million was due to the enactment of corporate income tax rate changes in Canada; and $11 million was due to net capital losses arising from the reorganization of a subsidiary. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada; and the gains on sale of the Central Station Complex (CSC) of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share).

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a reduction of approximately $10 million ($0.02 per basic or diluted share) to net income in 2008.

Revenues for the year ended December 31, 2008 increased by $585 million, or 7%, to $8,482 million, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly metals and minerals, intermodal and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of 2008, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. In addition, the Federal Court of Appeal’s confirmation of the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues in the fourth quarter of 2008 by $26 million. Associated penalties of $4 million increased Casualty and other expense.

For the year ended December 31, 2008, operating expenses increased by $567 million, or 11%, to $5,588 million, mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of 2008, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

The operating ratio was 65.9% in 2008, compared to 63.6% in 2007, a 2.3-point increase.

U.S. GAAP	Canadian National Railway Company	19

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated Year ended December 31,	2008	2007	% Change
Rail freight revenues	$7,641	$7,186	6%
Other revenues	841	711	18%
Total revenues	$8,482	$7,897	7%
Rail freight revenues
Petroleum and chemicals	$1,346	$1,226	10%
Metals and minerals	950	826	15%
Forest products	1,436	1,552	(7%)
Coal	478	385	24%
Grain and fertilizers	1,382	1,311	5%
Intermodal	1,580	1,382	14%
Automotive	469	504	(7%)
Total rail freight revenues	$7,641	$7,186	6%
Revenue ton miles (RTM) (millions)	177,951	184,148	(3%)
Rail freight revenue/RTM (cents)	4.29	3.90	10%
Carloads (thousands)	4,615	4,744	(3%)
Rail freight revenue/carload (dollars)	1,656	1,515	9%

Revenues for the year ended December 31, 2008 totaled $8,482 million compared to $7,897 million in 2007. The increase of $585 million was mainly due to freight rate increases of approximately $780 million, of which approximately half was related to a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices and higher volumes in specific commodity groups, particularly metals and minerals, intermodal, and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of 2008, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow. In addition, the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced grain revenues by $26 million in the fourth quarter of 2008.

In 2008, revenue ton miles declined 3% relative to 2007. Rail freight revenue per revenue ton mile increased by 10% when compared to 2007, mainly due to freight rate increases, including a higher fuel surcharge.

Petroleum and chemicals

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,346	$1,226	10%
RTMs (millions)	32,346	32,761	(1%)
Revenue/RTM (cents)	4.16	3.74	11%

For the year ended December 31, 2008, revenues for this commodity group increased by $120 million, or 10%, when compared to 2007. The increase was mainly due to freight rate increases, strong condensate shipments into western Canada, shifts in the petroleum products markets in western Canada, and increased volumes due to the growing market for alternative fuels. These gains were partly offset by reduced plastic pellet shipments, and the impact of declining chemical markets. Revenue per revenue ton mile increased by 11% in 2008, mainly due to freight rate increases that were partially offset by an increase in the average length of haul.

Metals and minerals

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$950	$826	15%
RTMs (millions)	17,953	16,719	7%
Revenue/RTM (cents)	5.29	4.94	7%

For the year ended December 31, 2008, revenues for this commodity group increased by $124 million, or 15%, when compared to 2007. The increase was mainly due to freight rate increases, strength in commodities related to oil and gas development, empty movements of private railcars, and strong demand for flat rolled products in the first nine months of 2008. Partly offsetting these gains were the impact of fourth-quarter 2008 weakness in the steel industry, which reduced shipments of iron ore, flat rolled products, and scrap iron; and reduced shipments of non-ferrous ore. Revenue per revenue ton mile increased by 7% in 2008, mainly due to freight rate increases that were partly offset by an increase in the average length of haul.

Forest products

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,436	$1,552	(7%)
RTMs (millions)	33,847	39,808	(15%)
Revenue/RTM (cents)	4.24	3.90	9%

For the year ended December 31, 2008, revenues for this commodity group decreased by $116 million, or 7%, when compared to 2007. The decrease was mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in mill closures and production curtailments, and reduced volumes of pulp and paper products. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 9% in 2008, mainly due to freight rate increases and a positive change in traffic mix.

U.S. GAAP	Canadian National Railway Company	20

Management’s Discussion and Analysis

Coal

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$478	$385	24%
RTMs (millions)	14,886	13,776	8%
Revenue/RTM (cents)	3.21	2.79	15%

For the year ended December 31, 2008, revenues for this commodity group increased by $93 million, or 24%, when compared to 2007. The increase was mainly due to freight rate increases, increased shipments of U.S. coal due to the startup of a new mine operation, strong volumes of coal received from western U.S. mines to destinations on CN lines and increased supply of petroleum coke from Alberta. These gains were partly offset by production issues experienced by Canadian and U.S. mines. Revenue per revenue ton mile increased by 15% in 2008, largely due to freight rate increases and a positive change in traffic mix.

Grain and fertilizers

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,382	$1,311	5%
RTMs (millions)	42,507	45,359	(6%)
Revenue/RTM (cents)	3.25	2.89	12%

For the year ended December 31, 2008, revenues for this commodity group increased by $71 million, or 5%, when compared to 2007. The increase was mainly due to freight rate increases, higher ethanol shipments, stronger export volumes of Canadian canola and additional shipments of soybeans via the southern U.S. These gains were partly offset by reduced wheat volumes as a result of depleted stockpiles and reduced corn shipments. In addition, the negative impact of the Canadian Transportation Agency’s decision to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases.

Intermodal

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,580	$1,382	14%
RTMs (millions)	33,822	32,607	4%
Revenue/RTM (cents)	4.67	4.24	10%

For the year ended December 31, 2008, revenues for this commodity group increased by $198 million, or 14%, when compared to 2007. The increase was mainly due to freight rate increases, higher volumes through the Port of Prince Rupert, which opened its intermodal terminal in late 2007 and higher Canadian retail and U.S. transborder traffic due to market share gains. These gains were partly offset by lower volumes both through the Port of Halifax as various customers rationalized their services and consumer demand weakened, and through the Port of Vancouver in the fourth quarter of 2008 due to weak consumer demand. Revenue per revenue ton mile increased by 10% in 2008, mainly due to freight rate increases.

Automotive

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$469	$504	(7%)
RTMs (millions)	2,590	3,118	(17%)
Revenue/RTM (cents)	18.11	16.16	12%

For the year ended December 31, 2008, revenues for this commodity group decreased by $35 million, or 7%, when compared to 2007. The decrease was mainly due to reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and a second-quarter 2008 strike at a major customer’s parts supplier. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases that were partly offset by an increase in the average length of haul.

Other revenues

In 2008, other revenues increased by $130 million, or 18%, when compared to 2007, mainly due to an increase in non-rail transportation services attributable to CN WorldWide activities and higher optional service revenues. These gains were partly offset by lower commuter and interswitching revenues.

U.S. GAAP	Canadian National Railway Company	21

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $5,588 million in 2008 compared to $5,021 million in 2007. The increase of $567 million, or 11%, in 2008 was mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of 2008, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all expense categories, although not explicitly stated in the discussions that follow. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

					Percentage of revenues
In millions	Year ended December 31,	2008	2007	% Change	2008	2007
Labor and fringe benefits		$1,674	$1,701	2%	19.7%	21.5%
Purchased services and material		1,137	1,045	(9%)	13.4%	13.2%
Fuel		1,403	1,026	(37%)	16.5%	13.0%
Depreciation and amortization		725	677	(7%)	8.6%	8.6%
Equipment rents		262	247	(6%)	3.1%	3.1%
Casualty and other		387	325	(19%)	4.6%	4.2%
Total operating expenses		$5,588	$5,021	(11%)	65.9%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense decreased by $27 million, or 2%, in 2008 as compared to 2007. The decrease was mainly due to a reduction in net periodic benefit cost for pensions and lower stock-based compensation expense. Partly offsetting these factors were increases in annual wages and benefit expenses and higher workforce levels in the first half of 2008.

Purchased services and material: Purchased services and material expense increased by $92 million, or 9%, in 2008 as compared to 2007. The increase was mainly due to higher costs for third-party non-rail transportation services, higher repairs and maintenance expenses, as well as other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008. Partly offsetting these factors was income from the increased sale of scrap metal.

Fuel: Fuel expense increased by $377 million, or 37%, in 2008 as compared to 2007. The increase was primarily due to an increase in the average price per US gallon of fuel when compared to 2007, which was partly offset by a decrease in freight volumes.

Depreciation and amortization: Depreciation and amortization expense increased by $48 million, or 7%, in 2008 as compared to 2007. The increase was mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes.

Equipment rents: Equipment rents expense increased by $15 million, or 6%, in 2008 as compared to 2007. The increase was primarily due to lower car hire income as a result of fewer cars offline as well as higher car hire expense resulting mainly from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008 and from new intermodal equipment for the Prince Rupert terminal. These factors were partly offset by lower lease expense.

Casualty and other: Casualty and other expense increased by $62 million, or 19%, in 2008 as compared to 2007. The increase was mainly due to a lower reduction to the liability for U.S. personal injury claims in 2008 as compared to 2007 pursuant to actuarial valuations, higher bad debt expense, as well as increases in the environmental provision and municipal and property taxes. Partly offsetting these factors was the impact of lower legal settlements when compared to 2007.

U.S. GAAP	Canadian National Railway Company	22

Management’s Discussion and Analysis

Other

Interest expense: Interest expense increased by $39 million, or 12%, for the year ended December 31, 2008 when compared to 2007, mainly due to the impact of a higher average debt balance. The positive translation impact of the stronger Canadian dollar experienced in the first nine months of 2008 was almost entirely offset in the fourth quarter due to the weakened Canadian dollar.

Other income: In 2008, the Company recorded Other income of $26 million compared to $166 million in 2007. The decrease of $140 million was mainly due to gains on sale of the CSC and the investment in EWS recorded in 2007, and net foreign exchange losses in 2008 as compared to gains in 2007. These factors were partly offset by interest income received on a court settlement, lower fees related to the accounts receivable securitization program and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $650 million for the year ended December 31, 2008 compared to $548 million in 2007. Included in 2008 and 2007 were deferred income tax recoveries of $117 million and $328 million, respectively. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. Of the 2007 amount, $314 million was due to the enactment of corporate income tax rate changes in Canada; and $14 million resulted from net capital losses arising from the reorganization of certain subsidiaries. The effective tax rate for 2008 was 25.5% compared to 20.3% in 2007. Excluding the deferred income tax recoveries, the effective tax rates for 2008 and 2007 were 30.1% and 32.4%, respectively. The decrease was mainly due to a reduction in corporate income tax rates.

Summary of fourth quarter 2009 compared to corresponding quarter in 2008 – unaudited

Fourth quarter 2009 net income was $582 million, an increase of $9 million, or 2%, when compared to the same period in 2008, with diluted earnings per share rising 2% to $1.23.

The Company’s results of operations in the fourth quarter of 2009 were affected by weakness across markets due to economic conditions although several of the Company’s markets appear to have hit bottom. The fourth-quarter 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures was a gain on sale of the Company’s Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share) and a deferred income tax recovery of $99 million ($0.21 per basic or diluted share), resulting from the enactment of a lower provincial corporate income tax rate. Included in the 2008 figures was a deferred income tax recovery of $42 million ($0.09 per basic or diluted share), resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.

Foreign exchange fluctuations have also had an impact on the comparability of the fourth quarter results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a reduction of approximately $35 million ($0.07 per basic or diluted share) to net income.

Revenues for the fourth quarter of 2009 decreased by $318 million, or 14%, to $1,882 million, when compared to the same period in 2008. The decrease was mainly due to the negative translation impact of the year-over-year stronger Canadian dollar on US dollar-denominated revenues of approximately $145 million, a reduction in the fuel surcharge in the range of $125 million, and lower freight volumes in certain markets as a result of economic conditions. These factors were partly offset by freight rate increases.

Operating expenses for the fourth quarter of 2009 decreased by $151 million, or 11%, to $1,229 million, when compared to the same period in 2008. The decrease was primarily due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses of approximately $85 million, lower fuel costs, and reduced expenses for casualty and other and purchased services and material. These factors were partly offset by higher labor and fringe benefits expense.

The operating ratio was 65.3% in the fourth quarter of 2009 compared to 62.7% in the fourth quarter of 2008, a 2.6-point increase.

U.S. GAAP	Canadian National Railway Company	23

Management’s Discussion and Analysis

Summary of quarterly financial data – unaudited

In millions, except per share data
		2009 Quarters				2008 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$1,882	$1,845	$1,781	$1,859	$2,200	$2,257	$2,098	$1,927
Operating income	$653	$689	$583	$481	$820	$844	$707	$523
Net income	$582	$461	$387	$424	$573	$552	$459	$311
Basic earnings per share	$1.24	$0.98	$0.83	$0.91	$1.22	$1.17	$0.96	$0.64
Diluted earnings per share	$1.23	$0.97	$0.82	$0.90	$1.21	$1.16	$0.95	$0.64
Dividend declared per share	$0.2525	$0.2525	$0.2525	$0.2525	$0.2300	$0.2300	$0.2300	$0.2300

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
		2009 Quarters				2008 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (1)	$99	$15	$28	$15	$42	$41	$23	$11
Gain on disposal of Lower Newmarket subdivision (after-tax) (2)	59	-	-	-	-	-	-	-
Gain on disposal of Weston subdivision (after-tax) (3)	-	-	-	135	-	-	-	-
EJ&E acquisition-related costs (after-tax) (4)	-	-	(2)	(28)	-	-	-	-
Impact on net income	$158	$15	$26	$122	$42	$41	$23	$11
Basic earnings per share	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09	$0.05	$0.02
Diluted earnings per share	$0.33	$0.03	$0.06	$0.26	$0.09	$0.09	$0.05	$0.02

(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.

(3)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.

(4)	The Company incurred costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax), which were recorded in Casualty and other expense.

Balance sheet

Assets

As at December 31, 2009 and 2008, the Company’s total assets were $25,176 million and $26,720 million, respectively, a decrease of $1,544 million when compared to December 31, 2008.

Current assets decreased by $266 million when compared to December 31, 2008, of which $116 million related to Accounts receivable. The decrease in Accounts receivable was due to $112 million related to lower billings caused by lower revenues, combined with an improved collection cycle; and $78 million from foreign exchange translation losses on US dollar-denominated accounts receivable, which were offset by an increase of $74 million due to the reduced use of the accounts receivable securitization program.

In addition, Properties decreased by $573 million when compared to December 31, 2008. The decrease was due to $1,545 million in foreign exchange translation losses on US dollar-denominated properties, $789 million of depreciation, and other items netting to $97 million. These factors were offset by $1,477 million related to property and capital lease additions and $381 million related to the EJ&E acquisition.

Intangible and other assets decreased by $705 million when compared to December 31, 2008. Of this amount, $676 million related to a decrease in the Company’s pension asset and $29 million was for other items.

U.S. GAAP	Canadian National Railway Company	24

Management’s Discussion and Analysis

Total liabilities

As at December 31, 2009 and 2008, the Company’s combined short-term and long-term liabilities were $13,943 million and $16,161 million, respectively, a decrease of $2,218 million when compared to December 31, 2008.

Current liabilities decreased by $655 million when compared to December 31, 2008. Of this amount, $436 million related to a decrease in the current portion of long-term debt and $219 million related to a decrease in Accounts payable and other.

Deferred income taxes decreased by $392 million when compared to December 31, 2008. The decrease was mainly due to $456 million of foreign exchange translation gains on US dollar-denominated deferred income taxes and a deferred income tax recovery of $92 million recorded in Other comprehensive income (loss), which were offset by $137 million of deferred income tax expense recorded in net income, excluding recognized tax benefits, and $19 million for other items.

Other liabilities and deferred credits decreased by $157 million when compared to December 31, 2008. The decrease was due to payments totaling $112 million for personal injury and other claims during the year and $45 million of foreign exchange translation gains on US dollar-denominated balances and other items.

Total long-term debt, including the current portion, decreased by $1,450 million when compared to December 31, 2008. The decrease was due to repayments totaling $2,109 million and $1,042 million of foreign exchange translation gains on US dollar-denominated long-term debt and other items, which were partially offset by issuances of Notes, capital leases and commercial paper totaling $1,701 million.

Equity

As at December 31, 2009 and 2008, the Company’s equity was $11,233 million and $10,559 million, respectively, an increase of $674 million when compared to December 31, 2008. Increases in equity included $1,854 million of net income for the year and $87 million in issuances of common shares upon exercise of stock options and other. Decreases to equity included $474 million of dividends paid. Accumulated other comprehensive loss also increased by $793 million.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its fina ncing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing and considers from time to time the feasibility of dividend increases and share repurchases.

To meet its short-term liquidity needs, the Company has a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, and an accounts receivable securitization program. If the Company were to lose access to its commercial paper program and its accounts receivable securitization program for an extended period, the Company would rely on its US$1 billion revolving credit facility for its short-term liquidity needs.

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. During the year, debt capital markets were marked by volatility, however, the credit markets appear to have stabilized towards the latter part of the year. During the first quarter of 2009, the Company successfully priced a debt offering at reasonable terms. The Company believes that it continues to have access to the long-term debt capital markets. However, if the Company were unable to borrow funds at acceptable rates in the debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the year ended December 31, 2009 was $2,279 million compared to $2,031 million in 2008. Net cash receipts from customers and other were $7,505 million for the year ended December 31, 2009, a decrease of $507 million when compared to 2008, mainly due to lower revenues. Payments for employee services, suppliers and other expenses were $4,314 million for the year ended December 31, 2009, a decrease of $606 million when compared to 2008, principally due to lower payments for fuel. Payments for income taxes in 2009 were $245 million, a decrease of $180 million when compared to 2008. Also consuming cash in 2009 were payments for interest, workforce reductions and personal injury and other claims totaling $536 million, compared to $509 million in 2008. In 2009 and 2008, pension contributions were $131 million and $127 million, respectively. In 2010, pension contributions are expected to be approximately $130 million and income tax payments are expected to be in the range of $300 million.

At December 31, 2009, the Company had working capital of $253 million. At December 31, 2008, the Company had a working capital deficit of $136 million, which is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, the accounts receivable securitization program and the revolving credit facility to manage its day-to-day cash requirements and current obligations. There are currently no specific requirements relating to working capital other than in the normal course of business.

U.S. GAAP	Canadian National Railway Company	25

Management’s Discussion and Analysis

Investing activities: Cash used by investing activities for the year ended December 31, 2009 amounted to $1,437 million compared to $1,400 million in 2008. The Company’s investing activities in 2009 included property additions of $1,402 million, a decrease of $22 million when compared to 2008, and $373 million for the EJ&E acquisition that was recorded in the first quarter of 2009. Investing activities in 2009 also included the cash proceeds of $231 million from the disposition of the Company’s Weston and Lower Newmarket subdivisions. See the sections of this MD&A entitled Acquisitions and Disposal of property and investment. The following table details property additions for the years ended December 31, 2009 and 2008:

In millions	Year ended December 31,	2009	2008
Track and roadway		$1,036	$1,131
Rolling stock		195	160
Buildings		48	57
Information technology		110	122
Other		88	71
Gross property additions		1,477	1,541
Less: capital leases (1)		75	117
Property additions		$1,402	$1,424

(1)
During 2009, the Company recorded $75 million in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt ($117 million in 2008, for which $121 million was recorded in debt).

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2010, the Company expects to invest approximately $1.5 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Free cash flow

The Company generated $790 million of free cash flow for the year ended December 31, 2009, compared to $794 million in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2009	2008
Cash provided from operating activities		$2,279	$2,031
Cash used by investing activities		(1,437)	(1,400)
Cash provided before financing activities		842	631
Adjustments:
Change in accounts receivable securitization		68	568
Dividends paid		(474)	(436)
Acquisition of EJ&E		373	-
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents		(19)	31
Free cash flow		$790	$794

Financing activities: Cash used by financing activities for the year ended December 31, 2009 totaled $884 million compared to $559 million in 2008. In the third quarter of 2009, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity. In February 2009, the Company issued US$550 million (C$684 million) of 5.55% Notes due in 2019. The Company used the net proceeds of US$540 million (C$672 million) to repay a portion of its then outstanding commercial paper and reduce its accounts receivable securitization program. In 2009 and 2008, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program.

Cash received from stock options exercised during 2009 and 2008 was $53 million and $44 million, respectively, and the related tax benefit realized upon exercise was $20 million and $10 million, respectively.

In 2009, the Company did not repurchase any common shares under its 25.0 million share repurchase program, which expired July 20, 2009. In 2008, the Company repurchased a total of 19.4 million common shares for $1,021 million (weighted-average price of $52.70 per share) under its share repurchase programs: 6.1 million common shares for $331 million (weighted-average price of $54.42 per share) under its 25.0 million share repurchase program and 13.3 million common shares for $690 million (weighted-average price of $51.91 per share) under its 33.0 million share repurchase program, which ended in the second quarter of 2008.

During 2009, the Company paid quarterly dividends of $0.2525 per share amounting to $474 million, compared to $436 million, at the rate of $0.2300 per share, in 2008.

U.S. GAAP	Canadian National Railway Company	26

Management’s Discussion and Analysis

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted EBITDA ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio

December 31,	2009	2008
Debt-to-total capitalization ratio (1)	36.5%	42.8%
Add: Present value of operating lease commitments plus securitization financing (2)	2.0%	2.4%
Adjusted debt-to-total capitalization ratio	38.5%	45.2%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated Year ended December 31,	2009	2008
Debt	$6,461	$7,911
Add: Present value of operating lease commitments plus securitization financing (2)	579	787
Adjusted debt	7,040	8,698
Operating income	2,406	2,894
Add: Depreciation and amortization	790	725
EBITDA (excluding Other income)	3,196	3,619
Add: Deemed interest on operating leases	33	39
Adjusted EBITDA	$3,229	$3,658
Adjusted debt-to-adjusted EBITDA	2.18 times	2.38 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization and adjusted debt-to-adjusted EBITDA ratios in 2009 as compared to 2008 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date, as well as net debt repayments.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2009, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2008) and had letters of credit drawn of $421 million ($181 million as at December 31, 2008).

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2009, the Company did not have any outstanding borrowings under its commercial paper program. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in US dollars (US$303 million). The weighted-average interest rate on the 2008 borrowings was 2.42%.

Shelf prospectus and registration statement

In January 2010, the Company’s shelf prospectus and registration statement filed in December 2007 expired with an unused balance of US$1.3 billion.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

U.S. GAAP	Canadian National Railway Company	27

Management’s Discussion and Analysis

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2009:

							2015
In millions	Total	2010	2011	2012	2013	2014	& thereafter
Long-term debt obligations (1)	$5,410	$1	$418	$-	$418	$340	$4,233
Interest on long-term debt obligations	5,712	331	331	304	295	277	4,174
Capital lease obligations (2)	1,468	119	189	90	148	250	672
Operating lease obligations (3)	713	131	112	90	66	42	272
Purchase obligations (4)	854	476	195	56	50	39	38
Other long-term liabilities reflected on the balance sheet (5)	789	66	57	47	44	42	533
Total obligations	$14,946	$1,124	$1,302	$587	$1,021	$990	$9,922

(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,051 million which are included in “Capital lease obligations.”

(2)	Includes $1,051 million of minimum lease payments and $417 million of imputed interest at rates ranging from 1.9% to 11.8%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)
Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses. See the Acquisitions section of this MD&A for commitments related to the EJ&E acquisition.

(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2010 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisitions

On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track in and around Chicago. It serves steel mills, petrochemical customers, utility plants and distribution centers in northeastern Illinois and northwestern Indiana, and connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.

The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the Surface Transportation Board (STB) on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. Over the next few years, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception. The Company has filed an appeal challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. GAAP	Canadian National Railway Company	28

Management’s Discussion and Analysis

     The Company has accounted for the acquisition using the acquisition method of accounting pursuant to the new requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes, to the Company’s Annual Consolidated Financial Statements).

     The following table summarizes the consideration paid for EJ&E and the finalized fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date.

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$4
Property, plant and equipment	310
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

     The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

In 2008, the Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

     This acquisition was accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

Disposal of property and investment

Disposal of property

(i) Lower Newmarket subdivision

In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(ii) Weston subdivision

In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(iii) Central Station Complex

In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposal of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized in Other income.

Sale of investment in English Welsh and Scottish Railway

The sale of investment in EWS in November 2007 for cash proceeds of $114 million resulted in a gain on disposal of $61 million ($41 million after-tax) which was recorded in Other income. In addition, £18 million (C$36 million) was placed in escrow at the time of sale, to be recognized following the resolution of defined contingencies pursuant to the agreement. In 2009 and

U.S. GAAP	Canadian National Railway Company	29

Management’s Discussion and Analysis

2008, £5 million (C$8 million) and £2 million (C$4 million), respectively, was recorded in Other income following the resolution of defined contingencies. At December 31, 2009, £2 million (C$4 million) remained in escrow.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. In the fourth quarter of 2009, the Company reduced the program limit from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will remain at $600 million until the expiry of the program. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.

     The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2009, proceeds from collections reinvested in the securitization program were approximately $151 million ($3.3 billion in 2008) and purchases of previously transferred accounts receivable were approximately $4 million (nil in 2008). At December 31, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

     The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.

     The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under the accounts receivable securitization program ($71 million as at December 31, 2008), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Compensation cost for awards under all stock-based compensation plans was $90 million, $27 million and $62 million for the years ended December 31, 2009, 2008 and 2007, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $26 million, $7 million and $23 million, respectively.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

Financial instruments

In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2009, the Company did not have any derivative financial instruments outstanding. See Note 18 – Financial instruments, to the Company’s Annual Consolidated Financial Statements for a discussion of such risks.

Interest rate

The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any derivative financial instruments to manage this risk. At December 31, 2009, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2008) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In 2009, net payments to Canadian tax authorities were $251 million ($288 million in 2008) and net refunds received from U.S. tax authorities were $6 million ($137 million net payments in 2008). For the 2010 fiscal year, the Company’s income tax payments are expected to be in the range of $300 million.

     See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Common stock

Share repurchase programs

In July 2009, the Company’s 25.0 million share repurchase program expired. Under this program, the Company repurchased a total of 6.1 million common shares in 2008 for $331 million, at a weighted-average price of $54.42 per share. The Company did not repurchase any shares in 2009.

On January 26, 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

Outstanding share data

As at February 5, 2010, the Company had 471.7 million common shares and 11.3 million stock options outstanding.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140,” and SFAS No. 167, “Amendments to FASB Interpretation (FIN) No 46(R)” which are effective for fiscal years and interim periods beginning after November 15, 2009. In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16 and ASU No. 2009-17, which amend the ASC for SFAS No. 166 and SFAS No. 167, respectively.

     ASU No. 2009-16 modifies FASB ASC 860, “Accounting for Transfers of Financial Assets,” to change the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and clarifies the determination of whether a transferor has surrendered control over transferred financial assets. The update requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets that are accounted for as sales.

     ASU No. 2009-17 modifies FASB ASC 810, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” to amend certain guidance for determining whether an entity is a variable interest entity, requires more frequent analysis to determine whether an enterprise has a controlling financial interest in or is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The update requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.

     The Company has determined that the updates to standards FASB ASC 860 and FASB ASC 810 have no impact on the Company’s financial statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

U.S. GAAP	Canadian National Railway Company	31

Management’s Discussion and Analysis

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

     Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     At December 31, 2009, 2008 and 2007, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2009	2008	2007
Balance January 1	$189	$196	$195
Accruals and other	48	42	41
Payments	(59)	(49)	(40)
Balance December 31	$178	$189	$196

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions.

     For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

     In 2009, 2008 and 2007, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $60 million, $28 million and $97 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries; lower settlements for existing claims; and reduced frequency and severity relating to non-occupational disease claims.

     Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

     At December 31, 2009, 2008 and 2007, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2009	2008	2007
Balance January 1	$265	$250	$407
Accruals and other	(46)	57	(111)
Payments	(53)	(42)	(46)
Balance December 31	$166	$265	$250

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operation. For example, an 8% change in the asbestos average claim values or a 1% change in the inflation trend rate would result in an approximate $5 million increase or

U.S. GAAP	Canadian National Railway Company	32

Management’s Discussion and Analysis

decrease in the liability recorded for unasserted asbestos claims. Additional disclosures are provided in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Environmental claims

Known existing environmental concerns

The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of addressing these known contaminated sites cannot be definitely established, given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available cleanup techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. Provisions related to specific environmental sites are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments. However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.

     The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.

     At December 31, 2009, 2008 and 2007, the Company’s provision for specific environmental sites was as follows:

In millions	2009	2008	2007
Balance January 1	$125	$111	$131
Accruals and other	(7)	29	(1)
Payments	(15)	(15)	(19)
Balance December 31	$103	$125	$111

The Company anticipates that the majority of the liability at December 31, 2009 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

     At December 31, 2009, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in

U.S. GAAP	Canadian National Railway Company	33

Management’s Discussion and Analysis

a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and cleanup requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses amounted to $11 million in 2009 ($10 million in 2008 and $10 million in 2007). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2009, $9 million in 2008 and $14 million in 2007. For 2010, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2009.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation whereby a single depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The cost of railroad properties, less net salvage value, is depreciated on a straight-line basis over their estimated useful lives. Upon sale or retirement of railroad properties in the normal course of business, cost less net salvage value, is charged to accumulated depreciation, in accordance with the group method of depreciation and no gain or loss is recognized in income.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis.

     The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $19 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. The Company intends to perform a comprehensive depreciation study for its U.S. rolling stock and equipment that is expected to be completed in 2010. For 2010, the Company anticipates an increase in depreciation expense in the range of $50 million as a result of capital additions and other adjustments relating to railroad property retirements and asset impairment write-downs. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.

     In 2009, the Company recorded total depreciation expense of $789 million ($723 million in 2008 and $676 million in

U.S. GAAP	Canadian National Railway Company	34

Management’s Discussion and Analysis

2007). At December 31, 2009, the Company had Properties of $22,630 million, net of accumulated depreciation of $9,309 million ($23,203 million in 2008, net of accumulated depreciation of $9,303 million). Additional disclosures are provided in Note 1 – Summary of significant accounting policies, to the Company’s Annual Consolidated Financial Statements.

     U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company’s plans have a measurement date of December 31. The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2009, were $846 million, $222 million and $268 million, respectively ($1,522 million, $237 million and $260 million at December 31, 2008, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation – Retirement Benefits.” Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

     In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

     The Company recorded consolidated net periodic benefit cost (income) for pensions of $(34) million, $(48) million and $29 million in 2009, 2008 and 2007, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $19 million, $12 million and $14 million in 2009, 2008 and 2007, respectively.

     At December 31, 2009 and 2008, the projected pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2009	2008
Projected pension benefit obligation		$13,708	$12,326
Accumulated postretirement
benefit obligation		$268	$260
Other postretirement benefits liability		$268	$260

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 6.19%, based on bond yields prevailing at December 31, 2009 (7.42% at December 31, 2008) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

     For the year ended December 31, 2009, a one-percentage-point decrease in the 7.42% discount rate used to determine net periodic benefit cost at January 1, 2009, would have resulted in a decrease of approximately $25 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $30 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

U.S. GAAP	Canadian National Railway Company	35

Management’s Discussion and Analysis

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2009, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. This reflects a reduction of 0.25% from the 8.00% used in 2008 given management’s view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2009 was below the market-related value of assets by $144 million, net periodic benefit cost would have increased by approximately $10 million for 2009, assuming all other assumptions remained constant.

     The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2009 was: 2% cash and short-term investments, 38% bonds, 53% equity, 4% real estate and 3% oil and gas assets.

     Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

     The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2009, the CN Pension Plan earned an annual average rate of return of 6.65%.

     The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2009	2008	2007	2006	2005
Actual	10.8%	(11.0%)	8.0%	10.7%	20.5%
Market-related value	6.5%	7.8%	12.7%	11.4%	8.6%
Expected	7.75%	8.00%	8.00%	8.00%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $80 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2010

In 2010, the Company expects its net periodic benefit income to increase by approximately $30 million mainly due to a decrease in the discount rate used, from 7.42% to 6.19%.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2009, the assets of the Company’s various plans are comprised of 2% in cash and short-term investments, 23% in bonds, 1% in mortgages, 54% in equities, 2% in real estate assets, 7% in oil and gas, 4% in infrastructure, 6% in absolute return investments and 1% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition. See Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements for the fair value measurement table.

     A significant portion of the plans’ assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with future market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2009, a rate of compensation increase of 3.5% was used to determine the projected benefit obligation and the net periodic benefit cost.

U.S. GAAP	Canadian National Railway Company	36

Management’s Discussion and Analysis

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 11% in 2009, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. For the year ended December 31, 2009, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans

For all pension plans, the funded status is calculated under generally accepted accounting principles. For funding of the Company’s Canadian pension plans, the funded status is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA). The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, are generally required by law on a triennial basis or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI).

The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. For these valuations, the Company elected to smooth investment returns over five years, to assess the solvency basis of its plan assets. Prior to such election, the Company was using the market-value approach to assess the solvency basis of its plan assets which would have indicated a solvency deficit. Based on this actuarial valuation of the CN Pension Plan, filed by the Company as at December 31, 2008, as well as the latest actuarial valuations of its other plans, the Company expects to make contributions of approximately $130 million in 2010 for all its pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2010 funding obligations.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation, could significantly impact the Company’s future contributions.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, and Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2009	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Cash and short-term investments		$225	$11	$9	$245
Bonds		3,076	145	56	3,277
Mortgages		205	7	1	213
Equities		7,317	256	126	7,699
Real estate		291	11	1	303
Oil and gas		976	35	3	1,014
Infrastructure		551	20	1	572
Absolute return		851	30	3	884
Other		114	3	8	125
Total		$13,606	$518	$208	$14,332
Projected benefit obligation at end of year		$12,819	$472	$417	$13,708
Company contributions in 2009		$83	$-	$48	$31
Employee contributions in 2009		$48	$-	$-	$48

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

U.S. GAAP	Canadian National Railway Company	37

Management’s Discussion and Analysis

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2009, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In Canada, both the federal and provincial income tax returns filed for the years 2004 to 2008 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2005 to 2008 remain subject to examination by the taxation authorities. The Company believes that its provisions for income taxes at December 31, 2009 are adequate pertaining to any future assessments from the taxation authorities. The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for personal injury claims and other reserves, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $23 million in 2009.

     From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2009, 2008 and 2007 and resulted in a deferred income tax recovery of $126 million, $23 million and $317 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

     For the year ended December 31, 2009, the Company recorded total income tax expense of $407 million ($650 million in 2008 and $548 million in 2007), of which $138 million was a deferred income tax expense and included a deferred income tax recovery of $157 million. Of this amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. In 2008, $230 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $117 million. Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23 million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary. In 2007, $82 million of the reported income tax expense was a deferred income tax recovery, and $328 million resulted mainly from the enactment of corporate income tax rate changes in Canada. The Company’s net deferred income tax liability at December 31, 2009 was $5,014 million ($5,413 million at December 31, 2008). Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition

The Company faces significant competition from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

U.S. GAAP	Canadian National Railway Company	38

Management’s Discussion and Analysis

Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/ demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

     There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in laws, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.

     In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

     The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

     While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims

The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2009, CN employed a total of 14,805 employees in Canada, of which 11,345 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the agreements remain in effect until the bargaining process has been exhausted.

U.S. GAAP	Canadian National Railway Company	39

Management’s Discussion and Analysis

     On November 14, 2008, the Teamsters Canada Rail Conference (TCRC) served a Notice to Bargain on CN, in order to reopen the collective agreements of the conductors, trainpersons and yard persons (CTY) that were imposed by virtue of federal back-to-work legislation to resolve the labor dispute between the UTU and CN in 2007. In the Company’s view, these agreements are binding on the TCRC, the successor bargaining agent to the UTU, until they expire on July 22, 2010. The TCRC filed a complaint with the Canada Industrial Relations Board (CIRB), challenging the Company’s position. The complaint was dismissed on June 11, 2009. The TCRC is now asking the Federal Court of Appeal to reverse this decision.

     On January 30, 2009, the TCRC filed an application requesting the CIRB to consolidate the bargaining units for which they hold a certificate (conductors, locomotive engineers and train dispatchers). The CIRB dismissed the application on April 1, 2009. The TCRC asked the CIRB to reconsider its decision, which was declined on July 8, 2009. The TCRC also filed an application in the Federal Court of Appeal to have the initial CIRB decision set aside. On December 9, 2009, the Federal Court of Appeal rejected that application.

     The collective agreements between CN and the TCRC, covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers) in one bargaining unit, and approximately 200 rail traffic controllers in a separate bargaining unit, expired on December 31, 2008. The process to renew these agreements is ongoing. At CN’s request, the Minister of Labour appointed two conciliation officers to assist the parties in their negotiations for the renewal of the locomotive engineers’ agreements. No agreement was reached during the conciliation process. Although the conciliators’ mandate was concluded, the Minister re-appointed them as mediators in order to continue to assist the parties in their negotiations. Effective October 9, 2009, the parties acquired the right to strike or lockout, and on November 28, 2009, the TCRC commenced strike action. On December 2, 2009, the parties reached agreement to end the strike and submitted two outstanding issues (general wage increases to be applied and improvements to existing benefits) to binding arbitration. On December 18, 2009, the Minister of Labour appointed an arbitrator to resolve the outstanding issues. As agreed by the parties, the arbitrator has until March 18, 2010 to render the decisions. Such time frame may be extended by mutual agreement of the parties.

On July 22, 2010, four collective agreements governing conductors and yard employees represented by the TCRC/CTY in Canada will expire. Notice to commence bargaining to renew the agreements may be served by either party on or after March 22, 2010.

On December 31, 2010, four collective agreements governing clerical and intermodal employees as well as shopcraft mechanics and electricians and owner-operator truck drivers working for a CN subsidiary will expire. Notices to commence bargaining to renew the agreements may be served on or after September 1, 2010.

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce

As at December 31, 2009, CN employed a total of 6,696 employees in the United States, of which 5,500 were unionized employees.

     As of February 2010, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

     The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. GAAP	Canadian National Railway Company	40

Management’s Discussion and Analysis

Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada

The following actions have been taken by the federal government:

(i)
In February 2008, the Agency adjusted the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars.

(ii)
Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) became law on February 28, 2008, and extends the availability of the Final Offer Arbitration recourse to groups of shippers and adds new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.

(iii)
On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review will be conducted in two phases. Phase 1, which is currently underway, consists of analytical work to achieve a better understanding of the state of the rail service. Phase 2 involves the appointment of a panel that will develop recommendations in consultation with stakeholders and submit a final report to the Minister of Transport and Infrastructure. The panel members were appointed on September 23, 2009 and their final report is expected to be submitted in mid-2010.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.

Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i)
A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii)	A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii)
A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, line abandonment and other regulatory proceedings.

As part of the Passenger Rail Investment and Improvement Act of 2008, the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates, that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. The FRA is responsible for the metrics and standards to be used by the STB in assessing Amtrak’s performance.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Legislation to repeal the railroad industry’s limited antitrust exemptions has been introduced in 2009 in both Houses of Congress. The Senate Judiciary Committee approved its version of the legislation in March 2009, and the House Judiciary Committee approved its antitrust bill in September 2009. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted in its current form, the legislation would make significant changes to the economic regulatory system governing rail operations in the United States. Similar legislation is expected to be introduced in the House of Representatives in the near future.

     The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on our Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast

U.S. GAAP	Canadian National Railway Company	41

Management’s Discussion and Analysis

Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada

Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. The following action has been taken by the federal government:

In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel and the Panel’s report has been tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound. The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.

Safety regulation - U.S.

Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps to ensure that its operations conform to the new requirements.

Security

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i)	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii)
Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.

     The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials

The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)
Beginning in 2009, the PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii)
The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii)
The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

U.S. GAAP	Canadian National Railway Company	42

Management’s Discussion and Analysis

(iv)
In Canada, the government amended the Transportation of Dangerous Goods Act on June 16, 2009. The amendments require security training and screening of personnel working with dangerous goods. The amendments also enable the development of a program to require a transportation security clearance for dangerous goods and enable the establishment of regulations requiring that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks

Economic conditions

The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions such as the recent recession, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, recent economic conditions have affected many of the Company’s customers, in particular those in the automotive and forest products sectors, and have thus resulted in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity

Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk

The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Pension funding

Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main pension plan, the CN Pension Plan. To determine the funding requirements of the Company’s Canadian pension plans, the funded status is calculated under going-concern and solvency scenarios under guidance issued by the CIA. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation as well as changes to existing federal pension legislation may have a material adverse effect on the Company’s results of operations, financial position or liquidity by significantly impacting future pension contributions. The Company’s funding

U.S. GAAP	Canadian National Railway Company	43

Management’s Discussion and Analysis

requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, are generally required by law on a triennial basis or when deemed appropriate by the OSFI. The CIA allows for funding of deficits, if any, to be paid over a number of years.

Availability of qualified personnel

The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology

The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change

The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, including affecting the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, could increase the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is difficult to predict the timing or the specific composition of such changes, and their impacts on the Company at this time. Restrictions, caps, and/or taxes on the emission of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries.

Freight forwarding

CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

     During the fourth quarter ending December 31, 2009, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

     As of December 31, 2009, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2009, and issued Management’s Report on Internal Control over Financial Reporting dated February 5, 2010 to that effect.

The Company’s 2009 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 5, 2010

U.S. GAAP	Canadian National Railway Company	45

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

     Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.

     KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and has also expressed an unqualified opinion on the Company’s 2009 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 5, 2010.

“CLAUDE MONGEAU”
(signed)

Claude Mongeau
President and Chief Executive Officer

February 5, 2010

“LUC JOBIN”
(signed)

Luc Jobin
Executive Vice-President and Chief Financial Officer

February 5, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with generally accepted accounting principles in the United States.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 5, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

“KPMG LLP”
(signed)

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2010

*	CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

U.S. GAAP	Canadian National Railway Company	46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

     We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 5, 2010 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”
(signed)

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2010

*	CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

U.S. GAAP	Canadian National Railway Company	47

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2009	2008	2007
Revenues		$7,367	$8,482	$7,897
Operating expenses
Labor and fringe benefits		1,696	1,674	1,701
Purchased services and material		1,027	1,137	1,045
Fuel		769	1,403	1,026
Depreciation and amortization		790	725	677
Equipment rents		284	262	247
Casualty and other		395	387	325
Total operating expenses		4,961	5,588	5,021
Operating income		2,406	2,894	2,876
Interest expense		(412)	(375)	(336)
Other income (Note 13)		267	26	166
Income before income taxes		2,261	2,545	2,706
Income tax expense (Note 14)		(407)	(650)	(548)
Net income		$1,854	$1,895	$2,158
Earnings per share (Note 16)
Basic		$3.95	$3.99	$4.31
Diluted		$3.92	$3.95	$4.25
Weighted-average number of shares
Basic		469.2	474.7	501.2
Diluted		473.5	480.0	508.0

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	48

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2009	2008	2007
Net income		$1,854	$1,895	$2,158

Other comprehensive income (loss) (Note 19)
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		(998)	1,259	(1,004)
Translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries		976	(1,266)	788
Pension and other postretirement benefit plans (Note 12):
Net actuarial gain (loss) arising during the year		(868)	(452)	391
Prior service cost arising during the year		(2)	(3)	(12)
Amortization of net actuarial loss (gain) included in net periodic benefit cost (income)		2	(2)	49
Amortization of prior service cost included in net periodic benefit cost (income)		5	21	21
Derivative instruments (Note 18)		-	-	(1)
Other comprehensive income (loss) before income taxes		(885)	(443)	232
Income tax recovery (expense)		92	319	(219)
Other comprehensive income (loss)		(793)	(124)	13
Comprehensive income		$1,061	$1,771	$2,171

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	49

Consolidated Balance Sheet

In millions	December 31,	2009	2008
Assets

Current assets
Cash and cash equivalents		$352	$413
Accounts receivable (Note 4)		797	913
Material and supplies		170	200
Deferred income taxes (Note 14)		105	98
Other		66	132
		1,490	1,756
Properties (Note 5)		22,630	23,203
Intangible and other assets (Note 6)		1,056	1,761
Total assets		$25,176	$26,720

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,167	$1,386
Current portion of long-term debt (Note 9)		70	506
		1,237	1,892
Deferred income taxes (Note 14)		5,119	5,511
Other liabilities and deferred credits (Note 8)		1,196	1,353
Long-term debt (Note 9)		6,391	7,405

Shareholders’ equity
Common shares (Note 10)		4,266	4,179
Accumulated other comprehensive loss (Note 19)		(948)	(155)
Retained earnings		7,915	6,535
		11,233	10,559
Total liabilities and shareholders’ equity		$25,176	$26,720

On behalf of the Board:

David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	50

Consolidated Statement of Changes in Shareholders’ Equity

			Accumulated
	Issued and		other		Total
	outstanding	Common	comprehensive	Retained	shareholders’
In millions	common shares	shares	loss	earnings	equity
Balances at December 31, 2006	512.4	$4,459	$(44)	$5,409	$9,824
Adoption of accounting pronouncements (Note 2)	-	-	-	95	95
Restated balances, beginning of year	512.4	4,459	(44)	5,504	9,919

Net income	-	-	-	2,158	2,158
Stock options exercised and other (Notes 10, 11)	3.0	89	-	-	89
Share repurchase programs (Note 10)	(30.2)	(265)	-	(1,319)	(1,584)
Other comprehensive income (Note 19)	-	-	13	-	13
Dividends ($0.84 per share)	-	-	-	(418)	(418)
Balances at December 31, 2007	485.2	4,283	(31)	5,925	10,177

Net income	-	-	-	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	-	-	68
Share repurchase programs (Note 10)	(19.4)	(172)	-	(849)	(1,021)
Other comprehensive loss (Note 19)	-	-	(124)	-	(124)
Dividends ($0.92 per share)	-	-	-	(436)	(436)
Balances at December 31, 2008	468.2	4,179	(155)	6,535	10,559

Net income	-	-	-	1,854	1,854
Stock options exercised and other (Notes 10, 11)	2.8	87	-	-	87
Other comprehensive loss (Note 19)	-	-	(793)	-	(793)
Dividends ($1.01 per share)	-	-	-	(474)	(474)
Balances at December 31, 2009	471.0	$4,266	$(948)	$7,915	$11,233

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	51

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2009	2008	2007
Operating activities
Net income		$1,854	$1,895	$2,158
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		790	725	678
Deferred income taxes (Note 14)		138	230	(82)
Gain on disposal of property (Note 5)		(226)	-	(92)
Gain on disposal of investment (Note 6)		-	-	(61)
Other changes in:
Accounts receivable (Note 4)		39	(432)	229
Material and supplies		32	(23)	18
Accounts payable and other		(204)	(127)	(396)
Other current assets		77	37	84
Other		(221)	(274)	(119)
Cash provided from operating activities		2,279	2,031	2,417
Investing activities
Property additions		(1,402)	(1,424)	(1,387)
Acquisitions, net of cash acquired (Note 3)		(373)	(50)	(25)
Disposal of property (Note 5)		231	-	351
Disposal of investment (Note 6)		-	-	114
Other, net		107	74	52
Cash used by investing activities		(1,437)	(1,400)	(895)
Financing activities
Issuance of long-term debt		1,626	4,433	4,171
Reduction of long-term debt		(2,109)	(3,589)	(3,589)
Issuance of common shares due to exercise of stock options and related excess
tax benefits realized (Note 11)		73	54	77
Repurchase of common shares (Note 10)		-	(1,021)	(1,584)
Dividends paid		(474)	(436)	(418)
Cash used by financing activities		(884)	(559)	(1,343)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		(19)	31	(48)
Net increase (decrease) in cash and cash equivalents		(61)	103	131
Cash and cash equivalents, beginning of year		413	310	179
Cash and cash equivalents, end of year		$352	$413	$310
Supplemental cash flow information
Net cash receipts from customers and other		$7,505	$8,012	$8,139
Net cash payments for:
Employee services, suppliers and other expenses		(4,314)	(4,920)	(4,323)
Interest		(407)	(396)	(340)
Workforce reductions (Note 8)		(17)	(22)	(31)
Personal injury and other claims (Note 17)		(112)	(91)	(86)
Pensions (Note 12)		(131)	(127)	(75)
Income taxes (Note 14)		(245)	(425)	(867)
Cash provided from operating activities		$2,279	$2,031	$2,417

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	52

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1	Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19 – Accumulated other comprehensive loss).

     The Company designates the US dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     Upon sale or retirement of railroad properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation, in accordance with the group method of depreciation and no gain or loss is recognized in income. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

     Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant line abandonments are recognized

U.S. GAAP	Canadian National Railway Company	53

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies continued

in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	15%
Other	8%

     The Company follows the group method of depreciation whereby a single depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. As such, the Company conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

     The Company intends to perform a comprehensive depreciation study for its U.S. rolling stock and equipment that is expected to be completed in 2010. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.

I. Intangible assets

Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

(ii)	the interest cost of pension obligations;

(iii)	the expected long-term return on pension fund assets;

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

     The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

     In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Environmental liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and

U.S. GAAP	Canadian National Railway Company	54

Notes to Consolidated Financial Statements

effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11– Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No.140,” and SFAS No. 167, “Amendments to FASB Interpretation (FIN) No. 46(R)” which are effective for fiscal years and interim periods beginning after November 15, 2009. In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16 and ASU No. 2009-17, which amend the Accounting Standards Codification (ASC) for SFAS No. 166 and SFAS No. 167, respectively.

     ASU No. 2009-16 modifies FASB ASC 860, “Accounting for Transfers of Financial Assets,” to change the circumstances in which a transferor derecognizes a portion or component of a financial asset, defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and clarifies the determination of whether a transferor has surrendered control over transferred financial assets. The update requires enhanced disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers of financial assets that are accounted for as sales.

     ASU No. 2009-17 modifies FASB ASC 810, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” to amend certain guidance for determining whether an entity is a variable interest entity, requires more frequent analysis to determine whether an enterprise has a controlling financial interest in or is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The update requires enhanced disclosures about an enterprise’s involvement in a variable interest entity.

     The Company has determined that the updates to standards FASB ASC 860 and FASB ASC 810 have no impact on the Company’s financial statements.

2	Accounting changes

On January 1, 2009, the Company adopted the new requirements of the FASB ASC 805, “Business Combinations,” relating to the accounting for business combinations (previously SFAS No. 141 (R)), which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under the revised standard. The Company has incurred acquisition-related costs, including costs to obtain regulatory approval of approximately $49 million, which were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 pursuant to FASB ASC 805 requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by FASB ASC 805 are presented in Note 3 – Acquisitions.

2007

Income taxes

On January 1, 2007, the Company adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes” (now referred to as FASB ASC 740, “Income Taxes”), which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provided guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. Disclosures prescribed by FIN No. 48 are presented in Note 14 – Income taxes.

Pensions and other postretirement benefits

On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (now referred to as FASB ASC 715, “Compensation – Retirement Benefits”), the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allowed for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end

U.S. GAAP	Canadian National Railway Company	55

Notes to Consolidated Financial Statements

2 Accounting changes continued

date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

3 Acquisitions

On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track in and around Chicago. It serves steel mills, petrochemical customers, utility plants and distribution centers in northeastern Illinois and northwestern Indiana, and connects with all the major railroads entering and exiting Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.

     The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. Over the next few years, the Company has committed to spend approximately US$100 million for railroad infrastructure improvements and over US$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one exception. The Company has filed an appeal challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E, challenges have since been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

     The Company has accounted for the acquisition using the acquisition method of accounting pursuant to the new requirements of FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes).

     The following table summarizes the consideration paid for EJ&E and the finalized fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date.

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets
acquired and liabilities assumed
Current assets	$4
Property, plant and equipment	310
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

     The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

U.S. GAAP	Canadian National Railway Company	56

Notes to Consolidated Financial Statements

2008

The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

     This acquisition was accounted for using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

4	Accounts receivable

In millions	December 31,	2009	2008
Freight		$567	$673
Non-freight		264	266
		831	939
Allowance for doubtful accounts		(34)	(26)
		$797	$913

     The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. In the fourth quarter of 2009, the Company reduced the program limit from $600 million to $350 million until September 30, 2010 to reflect the anticipated reduction in the use of the program. Thereafter, the program limit will remain at $600 million until the expiry of the program. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes. At December 31, 2009, the trust held interests in 13 pools of assets and had notes outstanding of $1.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.

     The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2009, proceeds from collections reinvested in the securitization program were approximately $151 million ($3.3 billion in 2008) and purchases of previously transferred accounts receivable were approximately $4 million (nil in 2008). At December 31, 2009, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

     The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.

     As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under the accounts receivable securitization program ($71 million as at December 31, 2008), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

     Other income included $1 million in 2009, $10 million in 2008 and $24 million in 2007, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13 – Other income). These costs include interest, program fees and fees for unused committed availability.

U.S. GAAP	Canadian National Railway Company	57

Notes to Consolidated Financial Statements

5	Properties

In millions	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	$24,334	$6,618	$17,716	$24,724	$6,643	$18,081
Rolling stock	4,679	1,581	3,098	4,833	1,585	3,248
Buildings	1,131	456	675	1,253	541	712
Information technology	797	255	542	739	187	552
Other	998	399	599	957	347	610
	$31,939	$9,309	$22,630	$32,506	$9,303	$23,203
Capital leases included in properties
Track and roadway (1)	$417	$38	$379	$418	$2	$416
Rolling stock	1,211	291	920	1,335	287	1,048
Buildings	109	11	98	109	7	102
Information technology	3	2	1	3	-	3
Other	105	29	76	122	30	92
	$1,845	$371	$1,474	$1,987	$326	$1,661

(1)
Includes the cost of land of $1,791 million and $1,827 million as at December 31, 2009 and 2008, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

Disposal of property

(i) Lower Newmarket subdivision

In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(ii) Weston subdivision

In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

(iii) Central Station Complex

In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex (CSC) in Montreal for proceeds of $355 million before transaction costs. Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposal of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized in Other income.

U.S. GAAP	Canadian National Railway Company	58

Notes to Consolidated Financial Statements

6	Intangible and other assets

In millions	December 31,	2009	2008
Pension asset (Note 12)		$846	$1,522
Other receivables		67	83
Intangible assets (A)		58	65
Investments (B)		22	24
Other		63	67
		$1,056	$1,761

A. Intangible assets

Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments

As at December 31, 2009, the Company had $18 million ($20 million as at December 31, 2008) of investments accounted for under the equity method and $4 million ($4 million as at December 31, 2008) of investments accounted for under the cost method.

The sale of investment in English Welsh and Scottish Railway (EWS) in November 2007 for cash proceeds of $114 million resulted in a gain on disposal of $61 million ($41 million after-tax) which was recorded in Other income. In addition, £18 million (C$36 million) was placed in escrow at the time of sale, to be recognized following the resolution of defined contingencies pursuant to the agreement. In 2009 and 2008, £5 million (C$8 million) and £2 million (C$4 million), respectively, was recorded in Other income following the resolution of defined contingencies. At December 31, 2009, £2 million (C$4 million) remained in escrow.

7	Accounts payable and other

In millions	December 31,	2009	2008
Trade payables		$309	$413
Accrued charges		195	232
Payroll-related accruals		190	237
Accrued interest		111	123
Personal injury and other claims provision		106	118
Income and other taxes		75	75
Environmental provisions		38	30
Other postretirement benefits liability (Note 12)		18	19
Workforce reduction provisions		11	17
Other		114	122
		$1,167	$1,386

8	Other liabilities and deferred credits

In millions	December 31,	2009	2008
Other postretirement benefits liability, net of current portion (Note 12)		$250	$241
Personal injury and other claims provision, net of current portion		238	336
Pension liability (Note 12)		222	237
Environmental provisions, net of current portion		65	95
Workforce reduction provisions, net of current portion (A)		31	39
Deferred credits and other		390	405
		$1,196	$1,353

A. Workforce reduction provisions

The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next few years. In 2009, net charges and adjustments increased the provisions by $3 million ($6 million for the year ended December 31, 2008). Payments have reduced the provisions by $17 million for the year ended December 31, 2009 ($22 million for the year ended December 31, 2008). As at December 31, 2009, the aggregate provisions, including the current portion, amounted to $42 million ($56 million as at December 31, 2008).

U.S. GAAP	Canadian National Railway Company	59

Notes to Consolidated Financial Statements

9 Long-term debt

			US dollar-
			denominated	December 31,
In millions		Maturity	amount	2009	2008
Debentures and notes: (A)
Canadian National series:
4.25%	5-year notes (B)	Aug. 1, 2009	$300	$-	$365
6.38%	10-year notes (B)	Oct. 15, 2011	$400	420	487
4.40%	10-year notes (B)	Mar. 15, 2013	$400	420	487
4.95%	6-year notes (B)	Jan. 15, 2014	$325	342	396
5.80%	10-year notes (B)	June 1, 2016	$250	263	305
5.85%	10-year notes (B)	Nov. 15, 2017	$250	263	305
5.55%	10-year notes (B)	May 15, 2018	$325	342	396
6.80%	20-year notes (B)	July 15, 2018	$200	210	244
5.55%	10-year notes (B)	Mar. 1, 2019	$550	578	-
7.63%	30-year debentures	May 15, 2023	$150	158	183
6.90%	30-year notes (B)	July 15, 2028	$475	499	578
7.38%	30-year debentures (B)	Oct. 15, 2031	$200	210	244
6.25%	30-year notes (B)	Aug. 1, 2034	$500	526	609
6.20%	30-year notes (B)	June 1, 2036	$450	473	548
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	$250	263	305
6.38%	30-year debentures (B)	Nov. 15, 2037	$300	315	365
Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	$7	8	9
7.70%	100-year debentures	Sept. 15, 2096	$125	131	152
				5,421	5,978
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				6,263	6,820

Other:
Commercial paper (D) (E)				-	626
Capital lease obligations and other (F)				1,054	1,320
Total other				1,054	1,946
				7,317	8,766
Less:
Net unamortized discount				856	855
Total debt				6,461	7,911
Less:
Current portion of long-term debt				70	506
				$6,391	$7,405

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%. The discount of $835 million is included in the net unamortized discount.

D. The Company has a US$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2009, the Company had no outstanding borrowings under its revolving credit facility

U.S. GAAP	Canadian National Railway Company	60

Notes to Consolidated Financial Statements

(nil as at December 31, 2008) and had letters of credit drawn of $421 million ($181 million as at December 31, 2008).

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2009, the Company did not have any outstanding borrowings under its commercial paper program. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in US dollars (US$303 million). The weighted-average interest rate on the 2008 borrowings was 2.42%.

F. During 2009, the Company recorded $75 million in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt ($117 million in 2008, for which $121 million was recorded in debt).

     Interest rates for capital lease obligations range from approximately 1.9% to 11.8% with maturity dates in the years 2010 through 2037. The imputed interest on these leases amounted to $417 million as at December 31, 2009 and $525 million as at December 31, 2008.

     The capital lease obligations are secured by properties with a net carrying amount of $1,081 million as at December 31, 2009 and $1,245 million as at December 31, 2008.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2009, for the next five years and thereafter, are as follows:

	Capital
In millions	leases	Debt	Total
2010	$69	$1	$70
2011	$132	$418	$550
2012	$38	$-	$38
2013	$103	$418	$521
2014	$187	$340	$527
2015 and thereafter	$522	$4,233	$4,755

H. The aggregate amount of debt payable in US currency as at December 31, 2009 was US$5,957 million (C$6,261 million) and US$6,069 million (C$7,392 million) as at December 31, 2008.

I. The Company’s shelf prospectus and registration statement expired in January 2010 with an unused balance of US$1.3 billion.

10	Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value

•	Unlimited number of Class A Preferred Shares, without par value, issuable in series

•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

During 2009, the Company issued 2.8 million shares (2.4 million shares in 2008 and 3.0 million shares in 2007) related to stock options exercised. The total number of common shares issued and outstanding was 471.0 million as at December 31, 2009.

C. Share repurchase programs

In July 2009, the Company’s 25.0 million share repurchase program expired. Under this program, the Company repurchased a total of 6.1 million common shares in 2008 for $331 million, at a weighted-average price of $54.42 per share. The Company did not repurchase any shares in 2009.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share. Of this amount, 13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

In June 2007, the Company completed its 28.0 million share repurchase program, which began on July 25, 2006, for a total of $1,453 million, at a weighted-average price of $51.88 per share. Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share.

U.S. GAAP	Canadian National Railway Company	61

Notes to Consolidated Financial Statements

11	Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

     The number of participants holding shares at December 31, 2009 was 14,152 (14,114 at December 31, 2008 and 13,385 at December 31, 2007). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.6 million in 2009, 1.5 million in 2008 and 1.3 million in 2007, resulting in a pre-tax charge to income of $18 million, $18 million and $16 million for the years ended December 31, 2009, 2008 and 2007, respectively.

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $90 million, $27 million and $62 million for the years ended December 31, 2009, 2008 and 2007, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $26 million, $7 million and $23 million, respectively.

(i) Cash settled awards

 Restricted share units

The Company has granted restricted share units (RSUs), 0.9 million in 2009, 0.7 million in 2008, and 0.7 million in 2007, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. As at December 31, 2009, 0.1 million RSUs remained authorized for future issuance under this plan.

     On December 31, 2009, for the 2007 grant, the level of ROIC attained resulted in a performance vesting factor slightly above 100%. As the minimum share price condition was met, payout under the plan of $38 million occurred in February 2010 and was calculated using the Company’s average share price during the 20-day period ending on January 31, 2010.

Vision 2008 Share Unit Plan (Vision)

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, granting 0.9 million units to designated senior management employees to receive cash payout in January 2009. Based on the award agreement, the share units would vest conditionally upon the attainment of a target relating to the Company’s share price during the six-month period ending December 31, 2008. Payout would be conditional upon the attainment of targets relating to both the Company’s ROIC over the four-year period and to the average share price during the 20-day period ending on December 31, 2008. At December 31, 2008, the units partially vested, however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

U.S. GAAP	Canadian National Railway Company	62

Notes to Consolidated Financial Statements

The following table provides the 2009 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested		Vested
Outstanding at December 31, 2008	1.3	0.9	(1)	0.1		1.8
Granted	0.9	-		-		0.1	(2)
Transferred into plan	-	-		-		0.1
Vested during year	(0.7)	0.7		(0.1	)(2)	0.1
Payout	-	(0.9)		-		(0.5)
Outstanding at December 31, 2009	1.5	0.7		-		1.6

(1)	Includes 0.1 million of 2004 time-vested RSUs.

(2)	Nonvested units include the Company’s match and vested units include dividends earned on original deferred share units.

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			RSUs (1)				Vision (1)	VIDP (2)		Total
								2003
Year of grant	2009	2008	2007	2006	2005	2004	2005	onwards
Stock-based compensation expense (recovery) recognized over requisite service period

Year ended December 31, 2009	$13	$3	$29	$(2)	N/A	N/A	N/A	$33		$76
Year ended December 31, 2008	N/A	$8	$(2)	$24	N/A	$3	$(10)	$(10)		$13
Year ended December 31, 2007	N/A	N/A	$11	$8	$14	$5	$2	$11		$51
Liability outstanding
December 31, 2009	$13	$11	$38	N/A	N/A	N/A	N/A	$102		$164
December 31, 2008	N/A	$8	$9	$53	N/A	$3	$-	$88		$161
Fair value per unit
December 31, 2009 ($)	$48.50	$42.42	$57.34	N/A	N/A	N/A	N/A	$57.34		N/A
Fair value of awards vested during year
Year ended December 31, 2009	$-	$-	$38	N/A	N/A	N/A	N/A	$3		$41
Year ended December 31, 2008	N/A	$-	$-	$53	N/A	$3	$-	$4		$60
Year ended December 31, 2007	N/A	N/A	$-	$1	$48	$9	$-	$5		$63
Nonvested awards at December 31, 2009
Unrecognized compensation cost	$8	$2	$-	N/A	N/A	N/A	N/A	$1		$11
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A	(3)	N/A
Assumptions (4)
Stock price ($)	$57.34	$57.34	$57.34	N/A	N/A	N/A	N/A	$57.34		N/A
Expected stock price volatility (5)	31%	30%	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (7)	1.47%	0.69%	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (8)	$1.01	$1.01	N/A	N/A	N/A	N/A	N/A	N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.

(4)	Assumptions used to determine fair value are at December 31, 2009.

(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(6)	Represents the remaining period of time that awards are expected to be outstanding.

(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(8)	Based on the annualized dividend rate.

U.S. GAAP	Canadian National Railway Company	63

Notes to Consolidated Financial Statements

11	Stock plans continued

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2009, 12.3 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2009, the Company’s performance and performance-accelerated stock options were fully vested.

     For 2009, 2008 and 2007, the Company granted 1.2 million, 0.9 million and 0.9 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

     The total number of options outstanding at December 31, 2009, for conventional and performance-accelerated options was 8.8 million and 2.8 million, respectively.

     The following table provides the activity of stock option awards during 2009, and for options outstanding and exercisable at December 31, 2009, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2008 (1)	13.2	$29.05	2.4	$12.54
Granted	1.2	$42.13	1.2	$12.60
Exercised	(2.8)	$19.01	N/A	N/A
Vested	N/A	N/A	(1.0)	$11.95
Outstanding at December 31, 2009 (1)	11.6	$30.98	2.6	$12.80
Exercisable at December 31, 2009 (1)	9.0	$27.22	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     The following table provides the number of stock options outstanding and exercisable as at December 31, 2009 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2009 at the Company’s closing stock price of $57.34.

	Options outstanding				Options exercisable
		Weighted-	Weighted-			Weighted-
	Number of	average years	average	Aggregate	Number of	average	Aggregate
Range of exercise prices	options	to expiration	exercise price	intrinsic value	options	exercise price	intrinsic value
	In millions			In millions	In millions		In millions
$11.64 - $13.54	0.2	0.5	$11.98	$7	0.2	$11.98	$7
$14.65 - $20.93	3.7	2.6	$19.66	138	3.7	$19.66	138
$22.41 - $30.67	3.5	2.6	$26.49	108	3.5	$26.49	108
$32.23 - $43.89	1.5	8.2	$37.64	29	0.3	$36.25	7
$44.74 - $57.38	2.7	7.1	$49.32	22	1.3	$49.19	11
Balance at December 31, 2009 (1)	11.6	4.4	$30.98	$304	9.0	$27.22	$271

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2009, the total number of in-the-money stock options outstanding was 11.6 million with a weighted-average exercise price of $30.98. The weighted-average years to expiration of exercisable stock options is 3.3 years.

U.S. GAAP	Canadian National Railway Company	64

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2009	2008	2007	2006	2005	Total
Stock-based compensation expense recognized over requisite service period (1)
Year ended December 31, 2009	$9	$1	$2	$2	$-	$14
Year ended December 31, 2008	N/A	$7	$2	$2	$3	$14
Year ended December 31, 2007	N/A	N/A	$6	$2	$3	$11
Fair value per unit
At grant date ($)	$12.60	$12.44	$13.36	$13.80	$9.19	N/A
Fair value of awards vested during year
Year ended December 31, 2009	$-	$3	$3	$3	$3	$12
Year ended December 31, 2008	N/A	$-	$3	$3	$3	$9
Year ended December 31, 2007	N/A	N/A	$-	$4	$3	$7
Nonvested awards at December 31, 2009
Unrecognized compensation cost	$6	$3	$1	$-	$-	$10
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A
Assumptions
Grant price ($)	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company’s stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company’s stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

     The following table provides information related to stock options exercised during the years ended December 31, 2009, 2008 and 2007:

In millions	Year ended December 31,	2009	2008	2007
Total intrinsic value		$93	$81	$105
Cash received upon exercise of options		$53	$44	$61
Related tax benefits realized		$20	$10	$16

(iii) Stock price volatility

Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in earnings. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2009 would have increased stock-based compensation expense by $3 million, whereas a $1 decrease in the price would have reduced it by $3 million.

12 Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/ or contributions. The Company also offers postretirement benefits which provide life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These benefits are funded as they become due. The information in the tables that follow pertains to the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A. Description of the CN Pension Plan

The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including

U.S. GAAP	Canadian National Railway Company	65

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B. Funding policy

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. Based on the latest actuarial valuations of all its plans, total contributions for all of the Company’s pension plans are expected to be approximately $130 million in 2010. All of the Company’s contributions are expected to be in the form of cash.

C. Plan assets

The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2009 was: 2% cash and short-term investments, 38% bonds, 53% equity, 4% real estate and 3% oil and gas assets.

     Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using the Policy asset mix and the performance of the benchmark indices.

     The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

Investments held in the trust funds consist mainly of the following:

(i)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. In 2009, 90% of bonds were issued by Canadian, U.S. or other governments, and were of investment grade (BBB or better).

(ii)	Mortgages consist of publicly traded REITs (Real Estate Investment Trust) and mortgage products which are primarily conventional or participating loans secured by commercial properties.

(iii)
Equity investments are well diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 3% and 25%, respectively, in 2009.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties.

(v)	Oil and gas investments include petroleum and natural gas properties operated by wholly-owned subsidiaries and Canadian marketable securities.

(vi)	Infrastructure investments are trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies.

(vii)
Absolute return investments are a portfolio of units of externally managed hedge funds, 97% of which are invested in various long/short strategies as follows: 40% in fixed income assets, 36% in equities, 13% in commodities and 11% in currencies, with the remaining 3% invested in various other strategies.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 72% exposed to the Canadian dollar, 9% to European currencies, 9% to the US dollar and 10% to various other currencies as at December 31, 2009. Interest rate risk represents the risk that the market value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the CN Pension Plan. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options.

U.S. GAAP	Canadian National Railway Company	66

Notes to Consolidated Financial Statements

Pursuant to ASC 715-20-65, “Compensation – Retirement Benefits – Transition related to FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets,” which provides guidance on disclosures about plan assets of a defined benefit pension or other post-retirement plan, the Company’s disclosures relating to fair value measurements have been made prospectively.

     The following table presents the fair value of plan assets as at December 31, 2009 by major category, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

In millions, unless otherwise indicated			Fair value measurements at December 31, 2009
		Percentage of
Plan assets by category	Total	total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$245	2%	$245	$-	$-
Bonds (2)	3,277	23%	-	3,277	-
Mortgages (3)	213	1%	35	178	-
Equities (4)
Canadian	3,297	23%	3,279	-	18
U.S.	1,452	10%	1,452	-	-
International	2,950	21%	2,950	-	-
Real estate (5)	303	2%	-	37	266
Oil and gas (6)	1,014	7%	262	-	752
Infrastructure (7)	572	4%	39	84	449
Absolute return (8)	884	6%	-	702	182
	$14,207	99%	$8,262	$4,278	$1,667
Other (9)	125	1%
Total plan assets	$14,332	100%

Level 1: Quoted prices in active markets for identical assets

Level 2: Significant observable inputs

Level 3: Significant unobservable inputs

The following table reconciles the beginning and ending balances of the fair value of investments categorized as Level 3.

							Additional
	Fair value measurements using significant unobservable inputs (Level 3)						information (10)
							Infrastructure
	Real		Oil and		Absolute		Hedge
In millions	Equities (4)	estate (5)	gas (6)	Infrastructure (7)	return (8)	Total	(Level 2)	Total
Beginning balance at December 31, 2008	$27	$237	$702	$490	$60	$1,516	$(4)	$486
Actual return relating to assets still held at the reporting date	1	14	87	(71)	14	45	75	4
Purchases, sales and settlements	(10)	15	(37)	30	108	106	(71)	(41)
Ending balance at December 31, 2009	$18	$266	$752	$449	$182	$1,667	$-	$449

(1)	Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates market value.

(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $178 million of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)	The fair value of equity investments of $18 million categorized as Level 3 represent units in private equity funds which are valued by their administrators.

(5)
The fair value of real estate investments of $303 million includes land ($37 million) categorized as Level 2 and buildings ($266 million) categorized as Level 3. Land is valued based on the market value of comparable assets and buildings are valued based on the present value of estimated future net cash flows and the market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $752 million categorized as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consist of $39 million of trust units that are publicly traded and categorized as Level 1, $84 million of bank loans and bonds issued by infrastructure companies categorized as Level 2 and $449 million of infrastructure funds that are categorized as Level 3 and are valued based on earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are categorized as Level 3.

(9)
Other consists of net operating assets required to administer the trust funds’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(10)	This additional information demonstrates the fair value of Infrastructure funds after considering the effects of foreign currency hedges.

U.S. GAAP	Canadian National Railway Company	67

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

D. Additional disclosures

(i) Obligations and funded status

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2009	2008	2009	2008
Change in benefit obligation
Projected benefit obligation at beginning of year		$12,326	$14,419	$260	$266
Acquisition of EJ&E		3	-	2	-
Amendments		-	-	1	6
Interest cost		885	801	17	15
Actuarial (gain) loss		1,284	(2,274)	25	(23)
Service cost		83	136	3	4
Curtailment gain		-	-	(3)	(13)
Plan participants’ contributions		48	52	-	-
Foreign currency changes		(36)	45	(18)	23
Benefit payments and transfers		(885)	(853)	(19)	(18)
Projected benefit obligation at end of year		$13,708	$12,326	$268	$260
Component representing future salary increases		(437)	(397)	-	-
Accumulated benefit obligation at end of year		$13,271	$11,929	$268	$260
Change in plan assets
Fair value of plan assets at beginning of year		$13,611	$16,000	$-	$-
Employer contributions		131	127	-	-
Plan participants’ contributions		48	52	-	-
Foreign currency changes		(17)	27	-	-
Actual return on plan assets		1,444	(1,742)	-	-
Benefit payments and transfers		(885)	(853)	-	-
Fair value of plan assets at end of year		$14,332	$13,611	$-	$-
Funded (unfunded) status (Excess of fair value of plan assets over projected benefit obligation at end of year)		$624	$1,285	$(268)	$(260)
Measurement date for all plans is December 31.

(ii) Amounts recognized in the Consolidated Balance Sheet

		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008
Noncurrent assets (Note 6)		$846	$1,522	$-	$-
Current liabilities (Note 7)		-	-	(18)	(19)
Noncurrent liabilities (Note 8)		(222)	(237)	(250)	(241)
Total amount recognized		$624	$1,285	$(268)	$(260)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)

		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008
Net actuarial gain (loss)		$(280)	$551	$26	$61
Prior service cost		$-	$-	$(6)	$(9)

U.S. GAAP	Canadian National Railway Company	68

Notes to Consolidated Financial Statements

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2009	2008	2009	2008
Projected benefit obligation		$407	$365	N/A	N/A
Accumulated benefit obligation		$359	$327	N/A	N/A
Fair value of plan assets		$186	$128	N/A	N/A

(v) Components of net periodic benefit cost (income)

		Pensions			Other postretirement benefits
In millions	December 31,	2009	2008	2007	2009	2008	2007
Service cost		$83	$136	$150	$3	$4	$5
Interest cost		885	801	742	17	15	15
Curtailment gain		-	-	-	(3)	(7)	(4)
Expected return on plan assets		(1,007)	(1,004)	(935)	-	-	-
Amortization of prior service cost		-	19	19	5	2	2
Recognized net actuarial loss (gain)		5	-	53	(3)	(2)	(4)
Net periodic benefit cost (income)		$(34)	$(48)	$29	$19	$12	$14

     The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are nil and $4 million, respectively.

     The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and $2 million, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits

		Pensions			Other postretirement benefits
	December 31,	2009	2008	2007	2009	2008	2007
To determine projected benefit obligation
Discount rate (1)		6.19%	7.42%	5.53%	6.01%	6.84%	5.84%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
To determine net periodic benefit cost
Discount rate (1)		7.42%	5.53%	5.12%	6.84%	5.84%	5.44%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets (3)		7.75%	8.00%	8.00%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2009, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. This reflects a reduction of 0.25% from the 8.00% used in 2008 given management’s view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

U.S. GAAP	Canadian National Railway Company	69

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

(vii) Health care cost trend rate for other postretirement benefits

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 11% for each of 2009 and 2010. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

     Assumed health care costs have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	$16	$(14)

(viii) Estimated future benefit payments

		Other
		postretirement
In millions	Pensions	benefits
2010	$916	$19
2011	$944	$19
2012	$971	$20
2013	$996	$20
2014	$1,021	$22
Years 2015 to 2019	$5,401	$115

13	Other income

In millions	Year ended December 31,	2009	2008	2007
Gain on disposal of property (Note 5)		$226	$-	$92
Gain on disposal of land		12	22	14
Investment income		7	5	5
Gain on disposal of investment (Note 6)		-	-	61
Net real estate costs		(7)	(10)	(6)
Costs related to the Accounts receivable securitization program (Note 4)		(1)	(10)	(24)
Foreign exchange gain (loss)		4	(14)	24
Other		26	33	-
		$267	$26	$166

14	Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2009	2008	2007
Federal tax rate		19.0%	19.5%	22.1%
Income tax expense at the statutory
Federal tax rate		$(430)	$(496)	$(598)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(257)	(304)	(318)
Deferred income tax adjustments due to rate enactments		126	23	317
Gain on disposals		42	3	2
Other (1)		112	124	49
Income tax expense		$(407)	$(650)	$(548)
Cash payments for income taxes		$245	$425	$867

(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including net recognized tax benefits, and other items.

U.S. GAAP	Canadian National Railway Company	70

Notes to Consolidated Financial Statements

     The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2009	2008	2007
Income before income taxes
Canada		$2,002	$1,976	$1,983
U.S.		259	569	723
		$2,261	$2,545	$2,706
Current income tax expense
Canada		$(253)	$(316)	$(418)
U.S.		(16)	(104)	(212)
		$(269)	$(420)	$(630)
Deferred income tax recovery (expense)
Canada		$(58)	$(153)	$141
U.S.		(80)	(77)	(59)
		$(138)	$(230)	$82

     Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2009	2008
Deferred income tax assets
Personal injury claims and other reserves		$135	$193
Other postretirement benefits liability		85	87
Losses and tax credit carryforwards (1)		14	48
		234	328
Deferred income tax liabilities
Net pension asset		149	352
Properties and other		5,099	5,389
		5,248	5,741
Total net deferred income tax liability		$5,014	$5,413
Total net deferred income tax liability
Canada		$2,083	$2,113
U.S.		2,931	3,300
		$5,014	$5,413
Total net deferred income tax liability		$5,014	$5,413
Net current deferred income tax asset		105	98
Long-term deferred income tax liability		$5,119	$5,511

(1)	Net operating losses and tax credit carryforwards will expire between the years 2014 and 2029.

     It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. The Company has not recognized a deferred tax asset ($300 million at December 31, 2009) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

     The Company recognized tax credits of $6 million in 2009 and $4 million in each of 2008 and 2007 for eligible research and development expenditures, which reduced the cost of properties.

     The following table provides a reconciliation for unrecognized tax benefits for Canadian and U.S. tax positions:

In millions
Gross unrecognized tax benefits as at January 1, 2009	$79
Additions:
Tax positions related to the current year	11
Interest and penalties accrued on tax positions	4
Deductions:
Tax positions related to prior years	(6)
Interest and penalties accrued on tax positions	(3)
Settlements	(2)
Gross unrecognized tax benefits as at December 31, 2009	$83
Adjustments to reflect tax treaties and other arrangements	(46)
Net unrecognized tax benefits as at December 31, 2009	$37

     At December 31, 2009, the total amount of gross unrecognized tax benefits was $83 million, before considering tax treaties and other arrangements between taxation authorities, of which $21 million related to accrued interest and penalties. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.

     It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

     The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

     In Canada, both the Company’s federal and provincial income tax returns filed for the years 2004 to 2008 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2005 to 2008 remain subject to examination by the taxation authorities.

U.S. GAAP	Canadian National Railway Company	71

Notes to Consolidated Financial Statements

15	Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

     The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

     The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 91% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

     The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

     For the reasons mentioned herein, the Company reports as one operating segment.

     The following tables provide information by geographic area:

In millions	Year ended December 31,	2009	2008	2007
Revenues (1)
Canada		$4,971	$5,632	$5,265
U.S.		2,396	2,850	2,632
		$7,367	$8,482	$7,897

(1)	For the year ended December 31, 2009, one customer represented approximately 3% of total revenues (approximately 2% and 3% for the years ended December 31, 2008 and 2007, respectively).

In millions	Year ended December 31,	2009	2008	2007
Net income
Canada		$1,691	$1,507	$1,706
U.S.		163	388	452
		$1,854	$1,895	$2,158

In millions	December 31,	2009	2008
Properties
Canada		$12,778	$12,377
U.S.		9,852	10,826
		$22,630	$23,203

16 Earnings per share

	Year ended December 31,	2009	2008	2007
Basic earnings per share		$3.95	$3.99	$4.31
Diluted earnings per share		$3.92	$3.95	$4.25

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2009	2008	2007
Net income		$1,854	$1,895	$2,158

Weighted-average shares outstanding		469.2	474.7	501.2
Effect of stock options		4.3	5.3	6.8
Weighted-average diluted shares outstanding		473.5	480.0	508.0

     For the years ended December 31, 2009, 2008 and 2007, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.4 million, 0.3 million and 0.1 million, respectively.

U.S. GAAP	Canadian National Railway Company	72

Notes to Consolidated Financial Statements

17	Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2009, the Company’s commitments under these operating and capital leases were $713 million and $1,468 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2010	$131	$119
2011	112	189
2012	90	90
2013	66	148
2014	42	250
2015 and thereafter	272	672
	$713	1,468

Less: imputed interest on capital leases at rates ranging from approximately 1.9% to 11.8%		417
Present value of minimum lease payments included in debt		$1,051

     The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

     Rent expense for all operating leases was $213 million, $202 million and $207 million for the years ended December 31, 2009, 2008 and 2007, respectively. Contingent rentals and sublease rentals were not significant.

B. Commitments

As at December 31, 2009, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $854 million ($1,006 million as at December 31, 2008). The Company also has agreements with fuel suppliers to purchase approximately 78% of the estimated 2010 volume, 33% of its anticipated 2011 volume, 28% of its anticipated 2012 and 2013 volumes, and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

C. Contingencies

The Company becomes involved, from time to time, in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     At December 31, 2009, 2008 and 2007, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2009	2008	2007
Balance January 1	$189	$196	$195
Accruals and other	48	42	41
Payments	(59)	(49)	(40)
Balance December 31	$178	$189	$196

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

     In 2009, 2008 and 2007, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $60 million, $28 million and $97 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries; lower settlements for existing claims; and reduced frequency and severity relating to non-occupational disease claims.

U.S. GAAP	Canadian National Railway Company	73

Notes to Consolidated Financial Statements

17	Major commitments and contingencies continued

     Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

     At December 31, 2009, 2008 and 2007, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2009	2008	2007
Balance January 1	$265	$250	$407
Accruals and other	(46)	57	(111)
Payments	(53)	(42)	(46)
Balance December 31	$166	$265	$250

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company has identified approximately 310 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

     The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available cleanup techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.

     The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.

     As at December 31, 2009, 2008 and 2007, the Company’s provision for specific environmental sites was as follows:

In millions	2009	2008	2007
Balance January 1	$125	$111	$131
Accruals and other	(7)	29	(1)
Payments	(15)	(15)	(19)
Balance December 31	$103	$125	$111

The Company anticipates that the majority of the liability at December 31, 2009 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and cleanup requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses amounted to $11 million in 2009 ($10 million in 2008 and $10 million in 2007). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2009, $9 million in 2008 and $14 million in 2007. For 2010, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2009.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2010 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2009, the maximum exposure in respect of these guarantees was $203 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2009, the maximum potential liability under these guarantees was $463 million, of which $404 million was for workers’ compensation and other employee benefits and $59 million was for equipment under leases and other. Of the $463 million of letters of credit and surety and other bonds, $421 million have been drawn on the Company’s US$1 billion revolving credit facility. During 2009, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at December 31, 2009, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2010 and 2012.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

17	Major commitments and contingencies continued

(iii) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets and securitization of accounts receivable;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions; and

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

     To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

18	Financial instruments

A. Risk management

In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2009, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, the recent economic conditions have affected the Company’s customers and have thus resulted in an increase in the Company’s credit risk. To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.

(ii) Fuel

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may have a material adverse effect on the Company’s results of operations, financial position or liquidity by significantly increasing future pension contributions.

     The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any derivative financial instruments to manage its interest rate risk. At December 31, 2009, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2008) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

     All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

     Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2009, the Company did not have any foreign exchange contracts outstanding.

(v) Liquidity risk

The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing.

     The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i)	Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii)	Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii)	Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

18	Financial instruments continued

     The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2009 and 2008 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$22	$111	$24	$127
Financial liabilities
Long-term debt (including current portion)	$6,461	$7,152	$7,911	$8,301

19  Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2009	2008
Unrealized foreign exchange loss		$(728)	$(575)
Pension and other postretirement benefit plans (Note 12)		(228)	412
Derivative instruments (Note 18)		8	8
Accumulated other comprehensive loss		$(948)	$(155)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2009	2008	2007
Accumulated other comprehensive loss - Balance at January 1		$(155)	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) (net of income tax (expense) recovery of $(131), $194 and $(91), for 2009, 2008 and 2007, respectively)		(153)	187	(307)
Pension and other postretirement benefit plans (net of income tax (expense) recovery of $223, $125 and $(129), for 2009, 2008 and 2007, respectively)		(640)	(311)	320
Derivative instruments (net of income tax recovery of nil, nil and $1, for 2009, 2008 and 2007, respectively)		-	-	-
Other comprehensive income (loss)		(793)	(124)	13
Accumulated other comprehensive loss - Balance at December 31		$(948)	$(155)	$(31)

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

20	Subsequent events

These Annual Consolidated Financial Statements, Notes thereto, and the related auditor’s reports thereon, were issued on February 5, 2010. As at such date, there were no material subsequent events affecting any conditions that existed at the date of the balance sheet, including any estimates inherent in the process of preparing the financial statements.

On January 26, 2010, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares between January 29, 2010 and December 31, 2010 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

21	Comparative figures

Certain figures, previously reported in 2008 and 2007, have been reclassified to conform with the basis of presentation adopted in 2009.

U.S. GAAP	Canadian National Railway Company	79

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

     CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

     Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

     As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

     Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

     Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

     We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website.

U.S. GAAP	Canadian National Railway Company	80

Shareholder and investor information

Annual meeting

The annual meeting of shareholders will be held at 10:00am EDT on April 27, 2010 at:

The Windsor
Salon Windsor, Lobby level
1170 Peel Street
Montreal, Quebec, Canada

Annual information form

The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

Stock exchanges

CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations

Robert Noorigian
Vice-President, Investor Relations
Telephone: (514) 399-0052

Shareholder services

Shareholders having inquiries concerning their shares or
wishing to obtain information about CN should contact:

Transfer agent and registrar
Computershare Trust Company of Canada Offices in: Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC Telephone: 1-800-564-6253 www.computershare.com	Computershare Trust Company, N.A. Offices in: Golden, CO
Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100 Montreal, Quebec H3C 3N4

Dividend payment options

Shareholders wishing to receive dividends by Direct Deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are available from: CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca	La version française du présent rapport est disponible à l’adresse suivante:

Affaires publiques CN

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone: 1-888-888-5909
Courriel: contact@cn.ca

This report has been printed on FSC paper.